Form 20-F
period 2011-02-11
CRUDE CARRIERS CORP.
filed 2011-04-18
CIK 1481055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report:

Commission file number: 1-34651
_______________________

CRUDE CARRIERS CORP.
(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)

3 Iassonos Street, Piraeus, 18537 Greece
+30 210 458 4950
(Address and telephone number of principal executive offices and company contact person)
_______________________

Gerasimos G. Kalogiratos, crude@crudecarrierscorp.com
(Name and Email of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

13,894,400 shares of Common Stock
2,105,263 shares of Class B Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES ☐              NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES ☐              NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒              NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.)

YES ☒            NO ☐*
*This requirement does not apply to the Registrant until its fiscal year ending December 31, 2011.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definitions of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statements item the registrant has elected to follow.

ITEM 17 ☐               ITEM 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐              NO ☒

CRUDE CARRIERS CORP.

TABLE OF CONTENTS

_____________________

i

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F (the “Annual Report”) should be read in conjunction with our audited consolidated financial statements and accompanying notes included herein.

Unless we specify otherwise, when used in this prospectus the terms “Crude Carriers,” the “Company,” “we,” “our” and “us” refer to Crude Carriers Corp. References to “Capital Maritime” or “Manager” are to Capital Maritime & Trading Corp. and its subsidiary Capital Ship Management Corp. (“Capital Ship Management”), which provide to us commercial, technical, administrative and strategic services.

Statements included in this Annual Report which are not historical facts (including statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, financial condition and the markets in which we operate, and involve risks and uncertainties. In some cases, you can identify the forward-looking statements by the use of words such as “may”, “could”, “should”, “would”, “expect”, “plan”, “anticipate”, “intend”, “forecast”, “believe”, “estimate”, “predict”, “propose”, “potential”, “continue” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	expectations of our ability to pay dividends on our common stock;

•	future financial condition or results of operations and future revenues and expenses, including revenues from profit sharing arrangements;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	the repayment of our debt;

•	our ability to access debt, credit and equity markets;

•	changes in interest rates;

•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	planned capital expenditures and the ability to fund capital expenditures from external financing sources;

•	the need to establish reserves that would reduce dividends on our common stock;

•	future supply of, and demand for, crude oil generally or in particular regions;

•	changes in demand or charterhire rates in the tanker shipping industry;

•	future utilization rates of our fleet;

•	the financial viability and sustainability of our customers;

•	changes in the supply of tanker vessels, including newbuildings or lower than anticipated scrapping of older vessels;

•
changes in regulatory requirements applicable to the oil transport industry, including, without limitation, requirements adopted by international organizations or by individual countries and actions taken by regulatory authorities and governing such areas as safety and environmental compliance;

•	changes in the requirements and standards imposed on shipping companies by the oil majors;

•	increases in costs and expenses including but not limited to crew wages, insurance, provisions, lube oil, bunkers, repairs, maintenance and general and administrative expenses;

•	the adequacy of our insurance arrangements;

•	changes in general domestic and international political conditions;

•
changes in the condition of our vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated drydocking or maintenance and repair costs) and unanticipated drydock expenditures;

•	the ability to leverage Capital Maritime’s relationships and reputation in the shipping industry;

•	the ability to maintain qualifications for long-term business with oil majors and other major charterers;

•	the ability to maximize the use of vessels;

•	the ability to charter-in and subsequently charter-out profitably;

•	voyage expenses, including the cost of bunker fuel, commissions, agent and port costs;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements, maintenance costs of our fleet, spare and store expenses, lubricant and insurance costs;

•	expected pursuit of strategic opportunities, including the acquisition of vessels and expansion into new markets;

•	expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	the ability to compete successfully for future chartering and newbuilding opportunities;

•	the anticipated expenses under service agreements with Capital Ship Management or other affiliates of Capital Maritime or third parties;

•	the anticipated taxation of our company and distributions to our shareholders;

•	the expected lifespan of our vessels;

•	the ability to employ and retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	anticipated funds for liquidity needs and the sufficiency of cash flows; and

•	our business strategy and other plans and objectives for future operations.

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including, without limitation, those risks discussed in “Risk Factors.” The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. You should carefully review and consider the various disclosures included in this Annual Report and in our other filings made with the U.S. Securities and Exchange Commission (the “SEC”) that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors.

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not Applicable.

Item 3.	Key Information.

A.	Selected Financial Data

We have derived the following selected historical financial and other data for the five years ending December 31, 2010, from our audited consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 (the “Financial Statements”), and from the audited financial statements of Cooper Consultants Co., the ship owning company of the Miltiadis M II, the only vessel in our fleet which was in operation prior to 2010, for the years ended December 31, 2007 and 2006. The historical financial data presented for the years ended December 31, 2007 and 2006 have been derived from financial statements not included in this Annual Report and are provided for comparison purposes only.

Our historical results are not necessarily indicative of the results that may be expected in the future. Specifically, the financial statements for the years ended December 31, 2009, 2008, 2007 and for the period from April 6, 2006 (inception) to December 31, 2006 are not comparable to our financial statements for the year ended December 31, 2010. We completed our initial public offering on March 17, 2010, and certain other transactions that occurred thereafter, including the delivery or acquisition of four additional vessels, the agreement we entered into with Capital Ship Management for the provision of management and administrative services to our fleet and the new revolving credit facility we have entered into, as amended, have materially affected our results of operations. Furthermore, for the years ended December 31, 2009, 2008, 2007 and for the periods from April 6, 2006 (inception) to December 31, 2006 and January 1, 2010 to March 30, 2010, only one of the vessels in our current fleet, the Miltiadis M II, had been delivered and was operating. Consequently, the below table should be read together with, and is qualified in its entirety by reference to, the Financial Statements and the accompanying notes included elsewhere in this Annual Report. The table should also be read together with “Item 5A:—Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Our Financial Statements are prepared in accordance with United States generally accepted accounting principles as described in Note 1 (Basis of Presentation and General Information) to the Financial Statements included herein. All numbers are in thousands of U.S. Dollars, except numbers of shares and earnings per share.

	Year Ended Dec. 31, 2010	Year Ended Dec. 31, 2009	Year Ended Dec. 31, 2008	Year Ended Dec. 31, 2007	Period from April 6, 2006 (inception) to Dec. 31, 2006
Income Statement Data:
Revenues	$ 55,882	$ 16,870	$ 39,166	$ 24,665	$ 15,017
Expenses:
Voyage expenses(1)	18,482	6,252	14,317	10,800	5,182
Vessel voyage expenses—related party(1)	611	-	-	-	-
Vessel operating expenses(2)	9,152	2,457	2,351	2,243	1,292
Vessel operating expenses—related party(2)	1,086	540	540	270	176
General and administrative expenses	3,264	-	301	-	-
Vessel depreciation	11,317	3,357	3,356	3,356	2,238
Other operating income	(1,286)	-	-	-	-
Total operating expenses	42,626	12,606	20,865	16,669	8,888
Operating income	13,256	4,264	18,301	7,996	6,129
Interest expense and finance costs	(3,687)	(530)	(1,590)	(3,132)	(3,059)
Interest and other income / (expenses)	328	2	1	(18)	(4)
Net income	$ 9,897	$ 3,736	$ 16,712	$ 4,846	$ 3,066
Net income per share (basic and diluted):	$0.76	$1.77	$7.94	$2.30	$1.97
Weighted-average number of shares (basic and diluted):
Common shares (basic and diluted)	10,726,027	-	-	-	-
Class B shares (basic and diluted)(3)	2,105,263	2,105,263	2,105,263	2,105,263	1,557,318

	Year Ended Dec. 31, 2010	Year Ended Dec. 31, 2009	Year Ended Dec. 31, 2008	Year Ended Dec. 31, 2007	Period from April 6, 2006 (inception) to Dec. 31, 2006
Balance Sheet Data (at end of period):
Total shares (basic and diluted)	12,831,290	2,105,263	2,105,263	2,105,263	1,577,318
Vessels, net	$ 392,969	$ 76,238	$ 79,595	$ 82,951	$ 86,307
Total assets	418,297	81,260	82,174	88,413	89,150
Total long-term debt including current portion	134,580	32,460	35,621	39,587	65,800
Total stockholders’ equity(4)	277,620	46,860	43,124	26,412	21,566
Number of common shares	13,894,400	-	-	-	-
Number of Class B shares(3)	2,105,263	2,105,263	2,105,263	2,105,263	2,105,263
Total number of shares	15,999,663	2,105,263	2,105,263	2,105,263	2,105,263
Dividends declared per share	$0.70	-	-	-	-
Cash Flow Data:
Net cash provided by operating activities	$ 18,755	$ 3,161	$ 20,859	$ 9,313	$ 4,471
Net cash used in investing activities	(404,274)	-	-	-	(88,545)
Net cash provided by / (used in) financing activities	396,443	(3,161)	(20,869)	(9,310)	84,082
__________
(1)	Voyage expenses primarily consist of commissions, port expenses, canal dues and bunkers. Vessel voyage expenses—related party includes commissions payable to our Manager.

(2)
Our vessel operating expenses consist primarily of crew costs, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and miscellaneous expenses. Vessel operating expenses—related party also includes management fees payable to our Manager.

(3)
The Company considers the issuance of Class B shares as an equity recapitalization. We have used the 2,105,263 Class B shares in the calculation of net income per share for all the periods presented herein, with the exception of 2006 where the weighted-average number of Class B shares outstanding during the year was used in the calculation.

(4)
On March 1, 2010, the Company adopted an equity incentive plan. On August 31, 2010, we issued 394,400 restricted shares in the aggregate to the members of our board of directors, all employees of the company, our manager, Capital Maritime, and certain key affiliates and other eligible persons. An additional 5,000 shares were issued in March 2011. Please read “Item 6E: 2010 Equity Incentive Plan” and Note 11 (Equity Incentive Plan) to our Financial Statements included herein for additional information.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

Some of the following risks relate principally to the countries and the industry in which we operate and the nature of our business in general. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. In particular, if any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In that case, we might not be able to pay a dividend, the trading price of our shares could decline, and you could lose all or part of your investment.

INDUSTRY-SPECIFIC RISK FACTORS

The recent global economic downturn may negatively impact our business.

Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on the oil trade and shipping demand. However, the second half of 2008, the year 2009 and part of 2010 were marked by a major economic slowdown which has had, and is expected to continue to have, a significant impact on world trade, including the oil trade. Oil demand contracted sharply as a result of the global economic slow down. Lower demand for crude oil as well as diminished trade credit available for the trading of crude oil cargoes have led to decreased demand for tanker vessels, creating downward pressure on charter rates. Despite certain indications of recovery during 2010 and continual upward revisions of expected global oil demand growth for 2011, demand for tankers and charter rates remained on average at historically low levels and global economic conditions remain fragile with significant uncertainty remaining with respect to longer term recovery prospects, levels of recovery and long term effects. Such upward revisions are primarily based on increased demand from countries not part of the Organization for Economic Co-operation and Development (“OECD”) such as China and India, and if economic growth in these countries slows, global oil demand growth may be significantly affected. If the current global economic environment persists or worsens, we may be negatively affected as:

•	We may not be able to employ our vessels at favorable charter rates or operate our vessels profitably.

•
The market value of our vessels could significantly decrease, which may cause us to recognize losses if any of our vessels are sold or if their values are impaired and it may also affect our compliance with a number of our loan covenants.

The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The factors that influence demand for tanker capacity include:

•	demand for crude oil and oil products;

•	supply of crude oil and oil products;

•	regional availability of refining capacity;

•	acts of God and natural disasters including, but not limited to, earthquakes, tsunamis, hurricanes and typhoons;

•
global and regional economic and political conditions, including developments in international trade, national oil reserves policies, fluctuations in industrial and agricultural production and armed conflicts;

•	the distance oil and oil products are to be moved by sea;

•	demand for seaborne storage of crude oil or oil products;

•
increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	changes in seaborne and other transportation patterns;

•	disruption of normal trading patterns due to weather or regional conflicts;

•	competition from alternative sources of energy, including nuclear power, natural gas and coal;

•	refinery utilization and maintenance; and

•
regulatory changes including regulations adopted by supranational authorities such as the IMO and/or industry bodies, such as safety and environmental regulations and requirements by oil major companies.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;

•	the scrapping rate of older vessels;

•	global scrapping capacity;

•	the price of steel;

•	conversion of tankers to other uses;

•	the successful implementation of the single hull phase out;

•	port and canal congestion;

•	the number of vessels that are out of service; and

•	environmental and other concerns and regulations.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with flag and classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations.

The factors influencing the supply of and demand for shipping capacity are outside of our control and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

We anticipate that the future demand for our tanker vessels will be dependent upon economic growth in the world’s economies, including, in particular, the OECD countries, China and India, seasonal and regional changes in demand, changes in the capacity of the global tanker vessel fleet and the sources and supply of tanker cargo to be transported by sea including output by member states of the Organization for Petroleum Exporting Countries (“OPEC”), West African and South American oil producing countries and the former Soviet Union (“FSU”). Adverse economic, political, social or other developments could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. If the rate of recovery from the recent global economic crisis slows or the global economy deteriorates again, demand for transportation of oil over longer distances and supply of tankers to carry that oil may be further reduced, which may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Changes in the oil markets could result in decreased demand for our vessels and services.

Demand for our vessels and services in transporting oil will depend upon world and regional oil markets. Any decrease in shipments of crude oil in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many factors, conditions and events that affect the price, production and transport of oil, including competition from alternative energy sources. One such factor is the price of worldwide crude oil. The world’s oil markets have historically experienced high levels of volatility. In July 2008, oil prices rose to a high of approximately $148 per barrel before decreasing to approximately $35 per barrel by the end of December 2008 and were at approximately $116 per barrel as of March 31, 2011. In the long term it is possible that oil demand may be reduced by an increased reliance on alternative energy sources, a drive for increased efficiency in the use of oil as a result of environmental concerns or high oil prices. The recent global economic downturn has severely affected the world economy and the prospects for recovery, especially in the OECD countries, remain uncertain. Currently, growth for demand for oil is mainly from developing countries such as China and India and a slowdown in these countries’ economies or in the OECD countries may severely affect global oil demand growth, and may result in protracted, reduced consumption of oil and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Decreases in shipments of crude oil may adversely affect our financial performance.

The demand for our oil tankers derives primarily from demand for Arabian Gulf and West African crude oil, along with crude oil from the FSU. Among the factors which could lead to a decrease in shipments of crude oil from these geographical areas are:

•	increased crude oil production from other areas;

•	increased refining capacity in the Arabian Gulf, West Africa or the FSU;

•	increased use of existing and future crude oil pipelines in the Arabian Gulf, West Africa and the FSU;

•	a decision by Arabian Gulf, West African and the FSU oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;

•	armed conflict in the Arabian Gulf and West Africa and political or other factors;

•
escalating tensions with Iran and other regional conflicts in the Middle East, such as unrest in Egypt, Syria, Yemen and Bahrain and their potential spill over effects on other oil producing countries in the Middle East.

•	Protracted conflict or civil war in Libya or other oil producing countries; and

•	Natural catastrophes such as the March 2011 earthquake and tsunami in Japan, which could affect the country’s short- and long term crude oil imports.

A wide range of economic, social and other factors can significantly affect the strength of the world’s industrial economies and their demand for crude oil from the mentioned geographical areas. Decreases in shipments of crude oil from the above mentioned geographical areas, reduced demand for crude oil and the shipping of crude oil or the increased availability of pipelines used to transport crude oil, would have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

The shipping industry is cyclical, which may lead to lower charter hire rates, defaults of our charterers and lower vessel values, resulting in decreased dividends to our shareholders.

The shipping industry is cyclical, which may result in volatility in charter hire rates and vessel values. The rates we can obtain for our vessels in the future may materially differ from previous rates. Even if we manage to successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the agreements prior to the agreed upon expiration date or they may attempt to re-negotiate the terms of the charters. If we are required to enter into a charter when charter hire rates are low, our results of operations and our ability to make dividend payments to our shareholders could be adversely affected.

In addition, the market value and charter hire rates of crude oil tankers can fluctuate substantially over time due to a number of different factors, including:

•	the supply of crude oil, which is influenced by, amongst others:

•	international economic activity;

•	geographic changes in oil production, processing and consumption;

•	oil price levels;

•	storage and inventory policies of the major oil and oil trading companies;

•	competition from alternative sources of energy; and

•	strategic inventory policies of countries such as the United States, China and India;

•	the demand for oil;

•	prevailing economic conditions in the market in which the vessel trades;

•	availability of credit to charterers and traders in order to finance expenses associated with the relevant trades;

•	regulatory change;

•	lower levels of demand for the seaborne transportation of refined products and crude oil;

•	demand for floating storage of oil and oil products;

•	increases in the supply of vessel capacity; and

•
the cost of retrofitting or modifying existing ships, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

From time to time, we expect to enter into agreements with Capital Maritime or other third parties to purchase additional newbuildings or other vessels (or interests in vessel-owning companies).  Between the time we enter into an agreement for such purchase and delivery of the vessel, the market value of similar vessels may decline.  The market value of vessels is influenced by the ability of buyers to access bank finance and equity capital and any disruptions to the market and the possible lack of adequate available finance may negatively affect such market values.  Despite a decline in market values we would still be required to purchase the vessel at the agreed-upon price.

If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss. In addition, a decrease in the future charter rate and/or market value of our vessels could potentially result in an impairment charge. A decline in the market value of our vessels could also lead to a default under any prospective credit facility to which we become a party, affect our ability to refinance our existing credit facilities and/or limit our ability to obtain additional financing.

If the contraction of the global credit markets and the resulting volatility in the financial markets continues or worsens, it may have a material adverse impact on our results of operations and on our ability to obtain bank financing and/or to access the capital markets for future debt or equity offerings, hindering our ability to complete future purchases of vessels or pursue other potential growth opportunities.

Since 2008, a number of major financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are in regulatory enforcement actions. These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties have been compounded by financial turmoil affecting the world’s debt, credit and capital markets, and the general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry due to the historically low asset values of ships. Given these conditions, the ability of banks and credit institutions to finance new projects, including the acquisition of new vessels in the future, is uncertain. In addition, these difficulties may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

Furthermore, our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by the continuing adverse market conditions, including weakened demand for, and increased supply of tankers resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. The restrictions imposed by our credit facilities, including the obligation to comply with certain asset maintenance and other ratios, may further restrict our ability to access available financing. If we are unable to obtain additional credit or draw down upon our borrowing capacity, it may negatively impact our ability to fund future obligations. In addition, the severe deterioration in the banking and credit markets has resulted in potentially higher interest costs and overall limited availability of liquidity, which may further affect our ability to complete any future purchases of vessels from Capital Maritime or from third parties or to refinance our debt. Our failure to obtain the funds for necessary future capital expenditures and for the refinancing of our debt could also have a material adverse impact on our business, results of operations and financial condition, our ability to grow and make cash distributions and could cause the market price of our common shares to decline.

An economic slowdown in the OECD area and the Asia Pacific region could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our ordinary shares to decline.

A significant number of the port calls we expect our vessels to make will likely involve the loading or discharging of cargo in ports in OECD countries and the Asia Pacific region. As a result, a negative change in economic conditions in any OECD country or in any Asia Pacific country, and particularly in the US, European Union, China, India or Japan, could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. In particular, in recent years, China and India have been two of the world’s fastest growing economies in terms of gross domestic product and demand for oil. These economies may experience a significant slowdown or contraction in the future. In addition, a significant or protracted slowdown or recession in the economies of the United States, the European Union (the “EU”) or various Asian countries may adversely affect economic growth in China and elsewhere. Moreover, the recent earthquake and resultant catastrophe in Japan has led to the closing of various refineries, which, in the short term, is expected to decrease demand for crude tankers in the country. Even if refinery capacity is restored, demand for crude oil from Japan may not reach the previous levels or may decrease.

Charterhire rates for tanker vessels are volatile and are currently at relatively low levels as compared to historical levels and may further decrease in the future, which may adversely affect our earnings.

Tanker charterhire rates are sensitive to changes in demand for and supply of vessel capacity and consequently are volatile. Pricing of oil transportation services occurs in a highly competitive global tanker charter market. Crude charter rates have remained at close to historical lows in the second half of 2010. The tanker charter market may not recover and may continue to decline further. These circumstances, which result from the increased vessel supply and limited demolition as well as the economic dislocation worldwide and the disruption of the credit markets, have had a number of adverse consequences for tanker shipping, including, among other things:

•	decreased demand and supply of crude oil;

•	decreased demand for the transportation of crude oil;

•	reduced refinery throughputs and refinery margins;

•	decreased demand for floating storage of crude oil and oil products;

•	an absence of financing for vessels;

•	limited second-hand market for the sale of vessels;

•	extremely low charter rates, particularly for vessels employed in the spot market, which might not be sufficient to cover the vessel’s operating expenses;

•	widespread loan covenant defaults in the tanker shipping industry; and

•	declaration of bankruptcy by some operators, traders and shipowners as well as charterers.

The continuation or exacerbation of one or more of these events could adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends.

We are, and expect to continue to be, dependent on spot charters and spot index-related charter agreements with profit sharing arrangements, which are dependent on spot market fluctuations, and any decrease in spot charter rates in the future may adversely affect our earnings and our ability to pay dividends.

We currently charter all our vessels on the spot market or under spot index-related time charter agreements, which are dependent on spot market fluctuations. As a result, we are exposed to the cyclicality and volatility of the spot charter market and expect to be highly dependent on spot market charter rates.

Although spot chartering is common in the tanker industry, the spot charter market may fluctuate significantly based upon demand for seaborne transportation of crude oil and oil products as well as tanker supply. World oil demand and supply is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; storage and inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States, China and India. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling ballast to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends.

Furthermore, charter rates for spot charters are fixed for a single voyage which may last up to several weeks; accordingly, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Our spot index-related time charter agreements revenues are based on the performance of certain spot market indices and the speed-consumption characteristics of our vessels. These spot market indices might underperform the overall spot market or other spot indices.

Our ability to obtain or renew the charters on our vessels, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources.

We currently derive a significant portion of our revenues from a single customer, and the loss of this customer could result in a significant loss of revenues and cash flow.

Four of our five vessels are currently under spot index-related time charter agreements with Shell International Trading & Shipping Co. Ltd. (“Shell”). For the year ended December 31, 2010, Shell accounted for 67% of our revenues. The loss of this customer could result in a significant loss of revenues and cash flow. We could lose this customer or the benefits of the charters entered into with it if:

•
the customer faces financial difficulties forcing it to declare bankruptcy or making it impossible for it to perform its obligations under the charter, including the payment of the agreed rates in a timely manner;

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer tries to re-negotiate the terms of the charter agreement due to prevailing economic and market conditions;

•	the customer exercises certain rights to terminate a charter;

•
the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter;

•
a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer; or

•
the customer terminates the charter because we fail to comply with the strict safety, environmental and vetting criteria of the charterer or the rules and regulations of various maritime organizations and bodies.

We may derive a portion of our future revenues from time to time from medium- to long-term time charters (including bareboat charters).

We currently charter all our vessels on the spot market or under spot-index related time charter agreements. We may, however, elect to pursue other chartering opportunities in the long and medium term charter markets, including bareboat charters, in the future and we may derive a significant portion of our revenues from time to time from such charters. In such event, if we lose a key charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of charters. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. Until such time as the vessel is re-chartered, we may have to operate it in the spot market at charter rates, which may not be as favorable to us as medium- to long-term charter rates that may be prevailing at the time.

Under certain charter agreements, a customer may be granted the right to purchase the vessel being chartered. If this right is exercised, we would not receive any further revenue from the vessel and may be unable to obtain a substitute vessel and charter. This may cause us to receive decreased revenue and cash flows from having fewer vessels operating in our fleet. Any replacement newbuilding would not generate revenues during its construction, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter. Any compensation under our charters for a purchase of the vessels may not adequately compensate us for the loss of the vessel and related time charter.

The loss of any of our customers, time or bareboat charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

The process for obtaining longer period charters is highly competitive. In the event we elect to employ our vessels under longer charters, we may have trouble competing for medium- to long-term charters and our entry into such charters could negatively impact our returns.

We currently charter all our vessels on the spot market or under spot index-related time charter agreements. In the future, we may elect to pursue different chartering arrangements, as medium- to long-term time charters and bareboat charters have the potential to provide income at pre-determined rates over more extended periods of time or extend the current spot index-related charter agreements. However, the process for obtaining or extending longer term fixed or floating rate time charters and bareboat charters is highly competitive and generally involves a lengthy, intensive and continuous screening and vetting process and the submission of competitive bids that often extends for several months. In addition to the quality, age and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator, including:

•	the operator’s environmental, health and safety record;

•
compliance with the standards set by the International Maritime Organization (“IMO”) (the United Nations agency for maritime safety and the prevention of marine pollution by ships) and the heightened industry standards that have been set by some energy companies;

•	shipping industry relationships;

•	reputation for customer service, technical and operating expertise;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

In the event we pursue chartering opportunities in the long- and medium-term charter markets, it is likely that we will face substantial competition such business from a number of experienced companies. Many of these competitors might have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for medium- to long-term charters.

As a result of these factors, we may be unable to expand our relationships with customers or obtain new customers for medium- to long-term time charters or bareboat charters on a profitable basis, if at all. However, if we employ our vessels under longer term time charters or bareboat charters, our vessels may not be available for trading in the spot market during an upturn in the tanker market cycle, when spot trading may be more profitable, and our results of operations and operating cash flow could be adversely affected.

Failure to fulfill oil majors’ vetting processes might adversely affect the employment of our vessels in the spot and period market.

Shipping in general and crude oil, refined product and chemical tankers in particular have been, and will remain, heavily regulated. Many international and national rules, regulations and other requirements—whether imposed by the classification societies, international statutes, national and local administrations or industry—must be complied with in order to enable a shipping company to operate and a vessel to trade.

Traditionally there have been relatively few commercial players in the oil trading business and the industry is continuously being consolidated. The so called “oil majors,” such as ExxonMobil Corporation, BP p.l.c., Royal Dutch Shell plc, Chevron Corporation, Conoco-Phillips Inc., Statoil ASA

and Total S.A., together with a few smaller companies, represent a significant percentage of the production, trading and, especially, shipping (terminals) of crude and oil products world-wide.

Concerns for the environment have led the oil majors to develop and implement a strict due diligence process when selecting their commercial partners, especially vessels and vessel operators. The vetting process has evolved into a sophisticated and comprehensive assessment of both the vessel and the vessel operator.

While numerous factors are considered and evaluated prior to a commercial decision, the oil majors, through their trade association, Oil Companies International Marine Forum (“OCIMF”), have developed and are implementing two basic tools: (a) a Ship Inspection Report Programme (“SIRE”); and (b) the Tanker Management & Self Assessment (“TMSA”) Program. The former is a ship inspection based upon a thorough Vessel Inspection Questionnaire (“VIQ”), and performed by OCIMF-accredited inspectors, resulting in a report being logged on SIRE. The report is an important element of the ship evaluation undertaken by any oil major when a commercial need exists.

Based upon commercial needs, there are three levels of assessment used by the oil majors: (a) terminal use, which will clear a vessel to call at one of the oil major’s terminals; (b) voyage charter, which will clear the vessel for a single voyage; and (c) term charter, which will clear the vessel for use for an extended period of time.

While for the terminal use and voyage charter relationships a ship inspection and the operator’s TMSA will be sufficient for the assessment to be undertaken, a term charter relationship also requires a thorough office audit. An operator’s request for such an audit is by no means a guarantee one will be performed; it will take a long record of proven excellent safety and environmental protection on the operator’s part as well as high commercial interest on the part of the oil major to have an office audit performed.

Few ship management companies worldwide are evaluated by the oil majors and even fewer complete the evaluation successfully. We currently benefit from Capital Maritime’s expertise in technical fleet management and its ability to meet the rigorous vetting requirements of some of the world’s most selective major international oil companies, including BP p.l.c., Chevron Corporation, Conoco-Phillips Inc., ExxonMobil Corporation, Royal Dutch Shell plc, Statoil ASA, Total S.A. and others. However, Capital Maritime may not maintain this position, and in the event it fails to meet these vetting requirements on an ongoing basis our operations may be materially affected. Should either Capital Maritime or Capital Ship Management not continue to successfully clear the oil majors’ risk assessment processes on an ongoing basis, our vessels’ present and future employment as well as our relationship with our existing charterers and our ability to obtain new charterers, could be adversely affected. Such a situation may lead to the oil majors’ terminating existing charters and refusing to use our vessels in the future which would adversely affect our results of operations and cash flows. Please read “Item 4B: Business Overview—Major Oil Company Vetting Process” for more information regarding this process.

An over-supply of tanker vessel capacity may lead to reductions in charterhire rates and profitability.

The market supply of tanker vessels has been increasing as a result of limited demolition or removals of older tanker vessels and the delivery of substantial newbuilding orders over the last few years, which, based on the current order book is expected to continue into 2011. Newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2007, 2008, 2009 and 2010 to date. In addition, it is estimated by Clarkson Shipping Intelligence Weekly, that the current newbuilding order book, which extends to 2014, equaled approximately 26% of the existing world tanker fleet and the order book may increase further in proportion to the existing fleet. The current newbuilding orderbook for crude tanker vessels is even higher at a level equal to approximately 33% of the existing crude tanker fleet. An oversupply of tanker vessel capacity may result in a reduction of charterhire rates. If a reduction in charterhire rates continues, we may only be able to charter our vessels at reduced or unprofitable rates, or we may not be able to charter these vessels at all. The occurrence of these events could have a material adverse effect on our business, valuation of our assets, results of operations, cash flows, financial condition, capacity to grow and ability to pay dividends.

Delays, cancellations or non-completion of deliveries of newbuilding vessels could harm our operating results.

We currently do not have any scheduled newbuilding deliveries. In the event we enter into contracts for the acquisition of newbuilding vessels we will face the risk that the delivery of such vessels could be delayed, not completed or cancelled, which would delay our receipt of revenues under charters or other contracts related to the vessels. The shipbuilder could fail to deliver the newbuilding vessel as agreed or we could cancel the purchase contract if the shipbuilder fails to meet its obligations. In addition, under charters we may enter into that are related to a newbuilding, if our delivery of the newbuilding to our customer is delayed, we may be required to pay liquidated damages during the delay. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages. The completion and delivery of newbuildings could be delayed, cancelled or otherwise not completed because of: quality or engineering problems; changes in governmental regulations or maritime self-regulatory organization standards; work stoppages or other labor disturbances at the shipyard; bankruptcy or other financial crisis of the shipbuilder; a backlog of orders at the shipyard; political or economic disturbances; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; requests for changes to the original vessel specifications; shortages of or delays in the receipt of necessary construction materials, such as steel; inability to finance the construction or conversion of the vessels; inability to obtain requisite permits or approvals; or other factors. If delivery of a vessel is materially delayed, it could materially adversely affect our results of operations and financial condition and our ability to pay dividends. Although building contracts typically incorporate penalties for late delivery, vessels we order in the future may not be delivered on time or we may not be able to collect the late delivery payment from the shipyards.

New vessels may experience initial operational difficulties.

Four of the five vessels in our fleet have been in operation for less than one year. New vessels, during their initial period of operation, have the possibility of encountering structural, mechanical and electrical problems. Normally, we will receive the benefit of a warranty from the shipyard for new buildings, but it is possible that the warranty may not be able to resolve any problem with the vessel without additional costs to us. In addition, the vessels that make up our fleet are based on standard designs from Daewoo Shipbuilding & Marine Engineering Co. Ltd. Shipyard in Korea (“Daewoo Shipbuilding”) and Universal Shipbuilding Corporation, Ariake shipyard in Japan (“Universal Shipbuilding”). As a result, any latent design defect discovered in one of our vessels will likely affect the other vessels from that yard. Any disruptions in the operation of our vessels resulting from defects could adversely affect our receipt of revenues under the charters for the vessels affected.

The secondhand market for suitable vessels is currently slow, which may impede our ability to acquire suitable vessels and grow our fleet.

Two of the Suezmax vessels in our fleet were purchased on the secondhand market directly from their previous owners. Although the secondhand sale and purchase market for tankers has traditionally been relatively liquid, currently the secondhand market is relatively slower. Few VLCC, Suezmax, Aframax and Panamax crude tankers were sold recently, and even fewer of these vessels have been modern. Our current fleet consists of VLCC and Suezmax vessels; however, we intend to continue evaluating all classes of crude tanker vessels, including Aframax and Panamax tanker vessels, for potential future acquisitions. Should the secondhand tanker market remain relatively illiquid, we may decide to purchase some or all of our fleet as newbuilding vessels. This could increase the purchase cost of our fleet and delay the growth of our fleet, as orders for newbuilding vessels typically take 14 to 36 months to fulfill. Please see “—Risk Factors Related to Our Planned Business & Operations—Company Specific Risk Factors for more information on certain risks associated with buying newbuilding vessels. —We will be required to make substantial capital expenditures to grow the size of our fleet, which may diminish our ability to pay dividends, increase our financial leverage, or dilute our shareholders’ ownership interest in us”.

The market values of our vessels may decrease, which could adversely affect our operating results, cause us to breach one or more covenants in any credit facility we may enter into, or limit the total amount we may borrow under such a credit facility.

Tanker values have declined since the summer of 2010. If the book value of one of our vessels is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our financial results. Also, if we enter into a credit facility in the future, certain covenants of that credit facility may depend on the market value of our fleet. If the market value of our fleet declines, we may not be in compliance with certain provisions of the credit facility, and we may not be able to refinance our debt or obtain additional financing under the credit facility. The occurrence of these events could have a material adverse effect on our business, results of operations, cash flows, ability to grow, financial condition and ability to pay dividends.

If our vessels suffer damage due to the inherent operational risks of the tanker industry, we may experience unexpected drydocking costs and delays or total loss of our vessels, which may adversely affect our business and financial condition.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision or other cause, due to the high flammability and high volume of the oil transported in tankers.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss that could negatively impact our business, financial condition, results of operations, cash flows and ability to pay dividends.

We are subject to regulation and liability under environmental and operational safety laws and conventions that require significant expenditures, affect our cash flows and net income and could significantly limit our operations and subject us to significant liability.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration. Many of these requirements are designed to reduce the risk of oil spills, air emissions and other pollution, and to reduce potential negative environmental effects associated with the maritime industry in general. Our compliance with these requirements can be costly.

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our current or historic operations. Violations of or liabilities under environmental requirements also can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels.

We could incur significant costs, including cleanup costs, fines, penalties, third-party claims and natural resource damages, as the result of an oil spill or other liabilities under environmental laws. The United States Oil Pollution Act of 1990 (“OPA 90”) affects all vessel owners shipping oil or petroleum products to, from or within the United States. OPA 90 allows for potentially unlimited liability without regard to fault of owners, operators and bareboat charterers of vessels for oil pollution in U.S. waters. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the U.S., imposes liability for oil pollution in international waters. OPA 90 expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the U.S. have enacted pollution prevention liability and response laws, many providing for unlimited liability.

In addition to complying with existing laws and regulations and those that may be adopted, shipowners may incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. For example, recent amendments to the Marine Pollution (“MARPOL”) regulations regarding the prevention of air pollution from ships establish a series of progressive standards to further limit the sulphur content in fuel oil, which will be phased in through 2020, and new tiers of nitrogen oxide (“NOx”) emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards apply in the coastal areas designated as Emission Control Areas, including the Baltic Sea, the North Sea, and the United States and Canadian coastal areas.

Further legislation, or amendments to existing legislation, applicable to international and national maritime trade is expected over the coming years relating to environmental matters, such as ship recycling, sewage systems, emission control (including emissions of greenhouse gases), ballast treatment and handling. For example, legislation and regulations that will require more stringent controls of air emissions from ocean-going vessels are pending or have been approved at the federal and state level in the U.S. The relevant standards are consistent with the 2008 Amendments to Annex VI of MARPOL. Such legislation or regulations may require significant additional capital expenditures (such as additional costs required for the installation of control equipment on each vessel) or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our vessels’ compliance with international and/or national regulations.

In addition, various jurisdictions, including the IMO and the United States, have proposed or implemented requirements governing the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. The IMO has adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), which calls for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will enter into force 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping tonnage. As of December 31, 2010, 27 states, representing approximately 25.2% of the world’s merchant shipping tonnage, have ratified the BWM Convention. We may incur additional costs to install the relevant control equipment on our vessels in order to comply with the new standards.

In the United States, ballast water management legislation has been enacted in several states, and federal legislation is currently pending in the U.S. Congress. In addition, the U.S. Environmental Protection Agency has also adopted a rule which requires commercial vessels to obtain a “Vessel General Permit” from the U.S. Coast Guard in compliance with the Federal Water Pollution Control Act (the “Clean Water Act”) regulating the discharge of ballast water and other discharges into U.S. waters. Significant expenditures for the installation of additional equipment or new systems on board our vessels may be required in order to comply with existing or future regulations regarding ballast water management in these other jurisdictions, along with the potential for increased port disposal costs.

Other requirements may also come into force regarding the protection of endangered species which could lead to changes in the routes our vessels follow or in trading patterns generally and thus to additional capital expenditures. Additionally, new environmental regulations with respect to greenhouse gas emissions and preservation of biodiversity amongst others, are expected to come into effect following the agreement and execution of a G8 environmental agreement. A meeting of the G8 to discuss such matters took place in Canada in June 2010.

Furthermore, as a result of marine accidents we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. In recent years, the IMO and EU have both accelerated their existing non-double-hull phase-out schedules in response to highly publicized oil spills and other shipping incidents involving companies unrelated to us. Future incidents may result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business and financial results.

Please read “Item 4B: Business Overview—Regulation” below for a more detailed discussion of the regulations applicable to our vessels.

Marine transportation is inherently risky, and an incident involving significant loss of, or environmental contamination by, any of our vessels could harm our reputation and business.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	bad weather;

•	mechanical failures;

•	grounding, fire, explosions and collisions;

•	piracy;

•	human error; and

•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•
environmental damage, including potential liabilities or costs, which could exceed the insurance coverage available to us, to recover any spilled oil or other petroleum products and to restore the eco-system where the spill occurred;

•	death or injury to persons or loss of property;

•	delays in the delivery of cargo;

•	loss of revenues from or termination of charter contracts;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition and operating results.

The Deepwater Horizon incident may result in additional or changes to existing regulation that could result in additional costs to us or expose us to additional liabilities.

The explosion onboard the semisubmersible drilling rig Deepwater Horizon, chartered by BP p.l.c. (“BP”), in the Gulf of Mexico in April 2010 may lead to material changes to existing regulation that could results in additional costs to us. In response to the Deepwater Horizon incident, the United States Congress is considering proposals that could result in additional and/or changes to existing regulation applicable to our operations. For example, bills have been introduced in both houses of the U.S. Congress that propose, among other things, to increase the limits of liability under the OPA 90 for all vessels, including tanker vessels. These proposals also address requirements for disaster response planning.   Although we do not currently have any vessels under charter with BP or its affiliates, if these or other bills are adopted, we could be subject to increased liabilities in the event of a disaster and/or increased operating costs.

Increased inspection procedures by port authorities or other authorities and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of the contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002 (“MTSA”) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea (“SOLAS”) created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code (“ISPS Code”). The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel’s flag state.

The U.S. Coast Guard has developed the Electronic Notice of Arrival/Departure (“e-NOA/D”) application to provide the means of fulfilling the arrival and departure notification requirements of the U.S. Coast Guard and U.S. Customs and Border Protection (“CBP”) online. Prior to September 11, 2001, ships or their agents notified the Marine Safety Office/Captain of the Port zone within 24 hours of the vessel’s arrival via telephone, fax, or e-mail. Due to the events of September 11, 2001, the U.S. Coast Guard’s National Vessel Movement Center (“NVMC”)/Ship Arrival Notification System was set up as part of a U.S. Department of Homeland Security initiative. Also, as a result of this initiative, the advance notice time requirement changed from 24 hours to 96 hours (or 24 hours, depending upon normal transit time). Notices of arrival or departure continue to be submitted via telephone, fax, or e-mail, but are now to be submitted to the NVMC, where watch personnel enter the information into a central U.S. Coast Guard database. Additionally, the National Security Agency has identified certain countries known for high terrorist activities and if a vessel has either called some of these identified countries in its previous ports or the members of the crew are from any of these identified countries, more stringent security requirements must be met.

On June 6, 2005, the Advanced Passenger Information System (“APIS”) Final Rule, 19 C.F.R. §§ 4.7b and 4.64, became effective. Pursuant to these regulations, a commercial carrier arriving into or departing from the United States is required to electronically transmit an APIS manifest to CBP through an approved electronic interchange and programming format. All international commercial carriers transporting passengers or crewmembers must obtain an international carrier bond and place it on file with the CBP prior to entry or departure from the United States. The minimum bond amount is $50,000.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipping activities uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Over the last several years, the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia and towards the Mozambique Canal in the North Indian Ocean. For example, in April 2010, the M/V Samho Dream, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean off the Somali Coast while carrying crude oil estimated to be worth $170.0 million. The vessel was in waters not normally known to be high risk seas for pirate attacks and was only released in November 2010 reportedly following a ransom payment in an undisclosed amount. On January 15, 2011, the M/V Samho Jewelry, a tanker vessel not affiliated with us, was pirated off the coast of Oman and was released following military action on January 21, 2011. According to the European Union Naval Force (“EUNAVFOR”) there were approximately 29 vessels and 693 hostages being held by pirates off the coast of Somalia in January 2011 and the average duration any vessel is held has increased.

If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (“JWC”) “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends as well as resulting in increased costs and decreased cash flows to our customers impairing their ability to make payments to us under our charters.

In response to piracy incidents, particularly in the Gulf of Aden off the coast of Somalia, following consultation with regulatory authorities, we may station armed guards on some of our vessels in some instances. While any use of guards would be intended to deter and prevent the hijacking of our vessels, it may also increase our risk of liability for death or injury to persons or damage to personal property. If we do not have adequate insurance in place to cover such liability, it could adversely impact our business, results of operations, cash flows, financial condition and ability to pay dividends.

Political and government instability, terrorist or other attacks, war or international hostilities can affect the tanker industry, which may adversely affect our business.

We conduct most of our operations outside of the United States. In particular, we derive a portion of our revenues from shipping oil and oil products from politically unstable regions and our business, results of operations, cash flows, financial condition and ability to make cash distributions may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005, the current conflicts in Iraq, Afghanistan and Libya and other current and future conflicts and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to contribute to world economic instability and uncertainty in global financial markets. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could negatively impact the US and world economy, potentially leading to an economic recession. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

In the past, political instability has also resulted in attacks on vessels, such as the attack on the M/T Limburg in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. In addition, oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil and other refined products to or from certain locations. Any of these occurrences or other events beyond our control that adversely affect the distribution, production or transportation of oil and other refined products to be shipped by us could entitle our customers to terminate our charter contracts and could have a material adverse impact on our business, financial condition, results of operations, cash flows and ability to make cash distributions.

Furthermore, our operations may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities, or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

If our vessels call on ports located in countries that are subject to restrictions imposed by the United States government, including Iran, Cuba, Sudan or Syria, it could adversely affect our reputation and the market for our common shares.

From time to time, the charterers of our vessels may arrange for vessels in our fleet to call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. persons, such as our corporation, and introduces limits on the ability to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.

We are mindful of the restrictions contained in various U.S. statutes and regulations that limit the ability of companies and persons from doing business or trading with certain countries, including Sudan, Syria, Iran and Cuba. We believe we are currently in compliance with all applicable sanctions and embargo laws and regulations and, to maintain such compliance, we monitor and review the movement of our vessels on a continuing basis. To date, none of our vessels have made any port calls in Sudan, Syria or Cuba since their delivery to us during 2010. During 2010, two of our vessels made three port calls to Iran, representing approximately 2.5% of the 120 total calls on worldwide ports made by our vessels during 2010 and 2011, which we believe is immaterial to our business. We believe all such port calls were made in full compliance with UN regulations. These port calls occurred while the respective vessels were under spot index-related time charter agreements with Shell and involved the seaborne transportation of crude oil. All four of our spot index-related time charter agreements include provisions that, on the one hand, restrict trades of our vessels to countries under sanctions or embargoes and, on the other, allow any transportation activities involving sanctioned countries to the extent permitted under the applicable sanction or embargo requirements. Our ordinary chartering policy is to try and include similar provisions in all of our period charters.  More specifically, our current charters proscribe trades of our vessels to Cuba and Sudan and contain provision to also exclude Iran in the event further sanctions or boycott are imposed by the United Stated, the United Nations or the relevant vessel’s country of registration preventing legitimate and unsanctioned trade to and from Iran. Our charters do not impose a blanket prohibition on port calls in Syria. Should our charterer engage in actions that involve us or our vessels and that may represent material violations of sanctions and embargo laws or regulations, we would rely on our monitoring and control systems to detect such actions on a prompt basis and prevent them from occurring. The one vessel that is not subject to the charter provisions described above is currently traded in the spot market and the cargoes and port calls are selected by our manager further to our authorization and, to date, it has not called in Sudan, Syria, Iran or Cuba.

Under our spot index-related charter agreements our charters report to us the revenue associated with particular voyages. The revenues from the three calls described above, represent approximately 0.6% of our total revenues for the year ended December 31, 2010, which we believe is immaterial to our business. Furthermore, we have not entered into agreements or other arrangements with the governments or any governmental entities of Sudan, Syria, Iran or Cuba and have entertained no direct business contacts with officials or representatives of any such governments or entities. Notwithstanding the above, we may not be able to comply at all future times with the applicable U.S. sanctions and embargo laws and regulations, particularly as the scope of certain of these laws and regulations may vary or be subject to changing interpretations. In addition, the charterers of our vessels may violate the same laws and regulations.

Although these sanctions and embargoes do not prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our shares. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, we may not be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our shares. Additionally, some investors may decide to divest their interest, or not to invest, in us simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Compliance with safety and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and net income.

The hull and machinery of every commercial vessel must be certified as being “in class” by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of its underwater parts.

One of our vessels, the ‘Miltiadis M II’ is scheduled to undergo its special survey in 2011.

If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.

Our success depends in large part on the ability of our Manager, any affiliated or sub-contracting parties they may contract with on our behalf, and us to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If we are not able to increase our rates to compensate for any crew cost increases, it could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. Any inability our Manager, our third party technical managers, or we experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Labor interruptions could disrupt our business.

We plan for our vessels to be manned by masters, officers and crews that are employed by third parties. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Arrests of our vessels by maritime claimants could cause a significant loss of earnings for the related off-hire period.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In certain cases, maritime claimants may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages of its Manager. In many jurisdictions, a maritime lienholder may enforce its lien by “arresting” or “attaching” a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period. In addition, in jurisdictions where the “sister ship” theory of liability applies, a claimant may arrest the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government of a vessel’s registry could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Increases in fuel prices could adversely affect our profits.

Spot charter arrangements generally provide that the vessel owner or pool operator bear the cost of fuel in the form of bunkers, which is a significant vessel operating expense. Because we do not intend to hedge our fuel costs, an increase in the price of fuel beyond our expectations may adversely affect our profitability, cash flows and ability to pay dividends. The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Given that the vessel owner or pool operator bears the cost of fuel under spot charters, the recent volatility in fuel prices is one factor affecting profitability in the tanker spot market. To profitably price an individual charter, the vessel owner or pool operator must take into account the anticipated cost of fuel for the duration of the charter. Changes in the actual price of fuel at the time the charter is to be performed could result in the charter being performed at a significantly greater or lesser cost than originally anticipated and may result in losses or diminished profits. As an example of the volatility of fuel prices, in the last 12 months, the purchase price in the port of Fujairah, United Arab Emirates, of one of the most common fuels used by tanker vessels has fluctuated from approximately $447 to $697 per metric ton.  The price of fuel also varies from port to port.

COMPANY-SPECIFIC RISK FACTORS

We have very limited operating history on which you can evaluate our business strategy.

We are a recently-formed company with less than one year of operating history and had no assets prior to the closing of our initial public offering on the New York Stock Exchange (“NYSE”) in March 2010 (the “IPO”) other than a capital contribution from Crude Carriers Investments Corp. Accordingly, our business strategy and operations may not be successful.

We may not be able to maintain our operations or implement our growth effectively.

Our business plan will primarily depend on identifying suitable vessels that are in good condition, acquiring these vessels at favorable prices and profitably employing them on charters to establish and expand our operations. We may not be able to identify vessels that are suitable for our business plan. Furthermore, the price of vessels is volatile and beyond our control, and any purchase of a vessel involves the risk of misjudging the value of the vessel and of purchasing the vessel at a price higher than what we could have paid had we purchased the vessel at another time. In addition, the vessels we identify and acquire may not perform at the levels we expect at the time they are acquired. In addition, we may also pursue opportunities for the acquisition of, or combination with, other shipping businesses. Any acquisition of or combination with another business may not be profitable to us at or after the time of such transaction and may not generate cash flow sufficient to justify our investment and benefit our shareholders. In addition, our growth strategy exposes us to risks that may harm our business, financial condition and operating results.

Our business plan will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable vessels or shipping companies for acquisitions or combinations with or joint ventures to establish our initial fleet and grow our fleet in the future;

•	successfully integrate any acquired vessels or businesses with our existing operations; and

•	obtain required debt or equity financing for our existing and any new operations.

Growing any business by acquisition presents numerous risks, including undisclosed liabilities and obligations, difficulty obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. In addition, competition from other companies, many of which have significantly greater financial resources than do we or Capital Maritime, may reduce our acquisition opportunities or cause us to pay higher prices. We may not be successful in executing our plans to maintain and grow our business and we may also incur significant expenses and losses in connection with these plans. Our failure to effectively identify, purchase, develop and integrate any vessels or businesses could adversely affect our business, financial condition and results of operations. Our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired, particularly if any vessel we acquire proves not to be in good condition;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	dilute our existing shareholders by issuing equity to fund our growth strategy; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity.

Moreover, we plan to finance potential future expansions of our fleet primarily through equity financing, which we expect will mainly consist of issuances of additional shares of our common stock, and internally-generated cash flow. We have entered into a revolving credit facility that we will use opportunistically for the growth of the Company in a manner that we expect will enhance our earnings, cash flow and net asset value. If we are unable to complete equity issuances at prices that we deem acceptable, our internally-generated cash flow is insufficient, or we cannot obtain further credit on favorable terms, we may need to revise our growth plan or consider alternative forms of financing.

Our earnings may be adversely affected if we do not continue to successfully take advantage of the spot market on which we heavily depend or employ our vessels on time charters or in pools. Any decrease in spot charter rates may adversely affect our earnings and our ability to pay dividends.

Our vessels are employed in the spot market and on spot index-related time charter agreements. Our financial performance is substantially affected by conditions in the tanker vessel spot market. The spot market is highly volatile and fluctuates based upon vessel and cargo supply and demand. Significant fluctuations in charter rates will result in significant fluctuations in the utilization of our vessels and our profitability. In addition, vessels may experience repeated periods of unemployment between spot charters. The successful operation of our vessels in the spot market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo, or ballast time. In the past, there have been periods when spot rates have declined below the operating cost of vessels. Future spot rates may decline significantly and may not be sufficient to enable our vessels trading in the spot market to operate profitably or for us to pay dividends and may have a material adverse effect on our cash flows and financial condition.

Capital Maritime and its affiliates may compete with us or claim business opportunities that would benefit us.

Aside from the Miltiadis M II, of the 41 vessels currently owned, managed or contracted by Capital Maritime, Capital Maritime owns and manages one vessel and manages another vessel that engage in activities similar to those we conduct. In addition, Capital Maritime may otherwise compete with us and is not contractually restricted from doing so. The business opportunities agreement that we entered into with Capital Maritime on March 1, 2010 (the “Business Opportunities Agreement”), specifies that we have a right to take advantage of certain business opportunities, including certain spot charter, period charter, bareboat charter and vessel purchase opportunities. However, we have a limited time period within which to exercise such right after which Capital Maritime has the right to take advantage of any such opportunities for its own account. For example, we have (a) a maximum of 48 hours to take advantage of period and bareboat charter opportunities, (b) a reasonable amount of time in light of the facts and circumstances to take advantage of spot charter opportunities, (c) 120 hours (and an additional 72 hours upon our request) to take advantage of vessel acquisition opportunities and (d) a maximum of 120 hours to take advantage of other business opportunities. These provisions may not materially restrict

Capital Maritime’s ability to compete with us or claim business opportunities that would benefit us, and competition from Capital Maritime could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. Please read “Related-Party Transactions—Business Opportunities Agreement”.

Our strategy of financing vessel acquisitions and repaying our debt primarily through equity offerings and our earnings may adversely affect our growth and earnings.

We plan to finance further acquisitions for our fleet and repay our debt primarily through equity offerings and internally-generated cash flows. We have currently drawn $134.6 million under our $200 million revolving credit facility to partly finance the acquisition of two of our vessels. We do not currently anticipate entering into a credit facility of sufficient size to allow us to make large additions to our fleet solely through borrowings. Our loan facility will become an amortizing one from the third quarter of 2011, unless we are able to repay or refinance it beforehand. Accordingly, if we are unable to complete equity offerings on acceptable terms or at all, or if our earnings are insufficient, we may be unable to take advantage of strategic opportunities to expand our fleet or repay our outstanding debt. As a result, our future earnings, cash flows and growth may be adversely affected. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for more information regarding our credit facility.

We may be unable to pay dividends.

We currently intend to pay a variable quarterly dividend equal to our cash available for distribution, which represents net cash flow during the previous quarter less any amount required to maintain a reserve that our board of directors determines from time to time is appropriate for the operation and future growth of our fleet, taking into account (among other factors) contingent liabilities, the terms of any credit facilities we may enter into, our other cash needs and the requirements of the laws of the Republic of The Marshall Islands. We define net cash flow as net income plus depreciation, amortization and other non-cash items less any net income attributable to the historical results of vessels acquired by the company from Capital Maritime. The amount of cash available for distribution will principally depend upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based upon, among other things:

•	the cyclicality in the spot and period vessel market;

•	the rates we obtain from our charters for spot or period charters;

•	the performance of pools and the rating of our vessels under such pool agreements if we choose to enter into such an agreement;

•	the price and demand for tanker cargoes;

•	the level of our operating costs, such as the cost of crews, spares, stores, lubricants and insurance;

•	the number of off-hire days for our fleet and the timing of, and number of days required for, maintenance and drydocking of our vessels;

•	delays in the delivery of any vessels we have agreed to acquire;

•	prevailing global and regional economic and political conditions;

•	force majeure events;

•	compliance with oil major requirements and the vetting process;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business; and

•	the amount of interest payable on our loans.

The actual amount of cash generated which can be used also depends upon other factors, such as:

•	the level of capital expenditures we make, including for maintaining existing vessels and acquiring new vessels, which we expect will be substantial;

•	our debt service requirements and the terms, covenants and restrictions on distributions contained in any credit agreement we may enter into;

•	our debt service amortization payments;

•	limitations in our credit facilities;

•	fluctuations in our working capital needs; and

•	the amount of any cash reserves established by our board of directors, including reserves for the conduct of our operations and growth and other matters.

In addition, the declaration and payment of dividends is subject at all times to the discretion of our board of directors and compliance with the laws of the Republic of The Marshall Islands. Please read “Item 8: “Our Dividend Policy” and “Limitations on Dividend and Our Ability to Change Our Dividend Policy” for more information.

Our growth depends on continued growth in demand for crude oil and oil products and the continued demand for seaborne transportation of crude oil.

Our growth strategy focuses on expansion mainly in the crude oil shipping sector. Accordingly, our growth depends on continued growth in world and regional demand for oil and the transportation of crude oil by sea, which could be negatively affected by a number of factors, including:

•	the economic and financial developments globally, including actual and projected global economic growth;

•	fluctuations in the actual or projected price of crude oil and refined products;

•	refining capacity and its geographical location;

•
increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•
decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive, energy conservation measures or environmental requirements on consumers;

•	availability of new, alternative energy sources; and

•	negative or deteriorating global or regional economic or political conditions, particularly in oil consuming regions, which could reduce energy consumption or its growth.

The refining industry, which relies on crude oil as its prime source of supply for further processing, has been negatively affected by the economic downturn and in certain cases industry participants have postponed or cancelled certain investment expansion plans, including plans for additional refining capacity. Continued reduced demand for crude oil and the shipping of crude oil or the increased availability of pipelines used to transport crude oil, would have a material adverse effect on our future growth and could harm our business, results of operations, financial condition, cash flows and ability to pay dividends.

Our ability to grow and satisfy our financial needs may be adversely affected by our dividend policy.

The dividend policy we have adopted calls for us to distribute all of our cash available for distribution on a quarterly basis. Cash available for distribution may be reduced by any reserves that our board of directors may determine are required, in its sole discretion. Accordingly, our growth, if any, may not be as fast as businesses that reinvest their cash to expand ongoing operations.

In determining the amount of cash available for distribution, our board of directors considers contingent liabilities, the terms of the credit facilities we have entered into, our other cash needs and the requirements of Marshall Islands law as well as growth potential of the company. Please read “Item 8: “Our Dividend Policy” and “Limitations on Dividend and Our Ability to Change Our Dividend Policy” for more information. We believe that we will generally finance maintenance from cash balances and expansion capital expenditures primarily from equity, internally-generated cash flow, and borrowings under the revolving credit facility we have entered into. To the extent we do not have sufficient cash reserves or are unable to obtain financing for these purposes, our dividend policy may significantly impair our ability to meet our financial needs or to grow.

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce the amount of cash for dividends to our shareholders.

We must make substantial capital expenditures to maintain the operating capacity of our fleet and we generally expect to finance these operating capital expenditures with cash balances including cash raised through equity offerings.

The reserves we may establish include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in the cost of labor and materials; customer requirements; increases in our fleet size or the cost of replacement vessels; governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and competitive standards.

In addition, operating capital expenditures will vary significantly from quarter to quarter based on the number of vessels drydocked during that quarter, among other factors. Significant operating capital expenditures may reduce the amount of cash available for distribution to our shareholders.

We will be required to make substantial capital expenditures to grow the size of our fleet, which may diminish our ability to pay dividends, increase our financial leverage, or dilute our shareholders’ ownership interest in us.

We will be required to make substantial capital expenditures to increase the size of our fleet. We intend to expand our fleet by acquiring existing vessels from Capital Maritime or third parties or newbuilding vessels, which we refer to as newbuildings, or by entering into business combinations with other shipping businesses. We generally will be required to make installment payments on any newbuildings prior to their delivery, even though delivery of the completed vessel will not occur until much later (approximately two to four years from the order). We typically would pay 10% to 25% of the purchase price of an existing vessel upon signing the purchase contract and pay the balance due on delivery (which may be a few months later). If we finance all or a portion of these acquisition costs by issuing debt securities, we will increase the aggregate amount of interest we must pay prior to generating cash from the operation of the newbuilding. Any interest expense we incur in connection with financing our vessel acquisitions, including capitalized interest expense, will decrease the amount of our dividends. If we finance these acquisition costs by issuing shares of common stock, we will dilute our quarterly per-share dividends prior to generating cash from the operation of the newbuilding.

To fund growth capital expenditures, we may be required to opportunistically incur borrowings, raise capital through the sale of debt or additional equity securities or use cash balances or cash from operations. Use of cash from operations will reduce the amount of cash available for distribution as dividends to our shareholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to pay dividends. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay dividends to shareholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder ownership or dividend dilution.

Our revolving credit facility imposes, and we expect that any future financing agreements we may enter into may impose, financial and other restrictions on us, such as limiting our ability to pay dividends.

On March 31, 2010, we entered into a loan agreement with Nordea Bank Finland PLC, London branch, for a $100 million revolving credit facility. The size of the facility was increased to $150 million on April 22, 2010 and further increased to $200 million as of September 30, 2010. The revolving credit facility bears interest at Libor plus a margin of 3% (in the event the facility is converted into a term loan, this margin will increase to 3.25%). The loan commitment fees are calculated at 1% p.a. on any undrawn amount and are paid quarterly. We have used $134.6 million under our revolving credit facility to partially finance the acquisitions of the M/T Aias and the M/T Achilleas in June 2010. The operating and financial restrictions and covenants in our revolving credit facility and any future financing agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. For example, our revolving credit facility contains restrictive covenants that may prohibit us from, among other things:

•	paying dividends;

•	incurring or guaranteeing indebtedness;

•	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	grow our business through borrowings alone;

•	charging, pledging or encumbering our vessels;

•	changing the flag, class, management or ownership of our vessels;

•	selling or changing the beneficial ownership or control of our vessels;

•	make certain investments; and

•	enter into a new line of business.

Borrowings under our credit facility are jointly and severally secured by the vessel-owning companies of the vessels in our fleet. Our ability to borrow amounts under our credit facility to acquire additional vessels is subject to the execution of customary documentation, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents and partially dependent on whether the purchase of the acquired vessels meets certain financial criteria, and whether the vessels meet certain age and other requirements.

Additionally, our credit facility prohibits us from paying dividends to our shareholders if an event of default has occurred and is continuing or if an event of default will occur as a result of the payment of such dividend. We also may not be able to pay dividends to our shareholders if we are not in compliance with certain financial covenants and ratios described below or if the aggregate market value of our collateralized vessels is less than 160% of the aggregate amount outstanding under the facility. In the event the facility is converted into a term loan, this percentage will increase to 180% of the aggregate outstanding principal amount.

In addition to the above, our credit facility requires us to:

•	maintain minimum free consolidated liquidity of at least $1.0 million per collateralized vessel

•	maintain a ratio of EBITDA to net interest expense of at least 3.00 to 1.00 on a trailing four-quarter basis; and

•	maintain a ratio of Stockholders’ Equity to total assets of no less than 30:100.

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios set out above. The depressed tanker market rate environment, which prevailed in the second half of 2010 has had an adverse effect on tanker asset values which is likely to persist if tanker rates remain at current, historically low levels.  If the estimated asset values of the vessels in our fleet continue to decrease, such decreases may limit the amounts we can drawdown under our credit facilities to purchase additional vessels and our ability to expand our fleet. In addition, we may be obligated to pre-pay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities.  If funds under our credit facilities become unavailable as a result of a breach of our covenants or otherwise, we may not be able to perform our business strategy which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

Therefore, we may need to seek consent from our lenders in order to engage in certain corporate actions. Our lenders’ interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders’ consent when needed. Although we were in compliance with the financial debt covenants contained in our credit facility as of December 31, 2010, our ability to comply with covenants and restrictions contained in our revolving credit facility or future debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our banks and changes in asset valuations. If market or other economic conditions deteriorate further or fail to improve, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in our credit facility or future financing agreements, our obligations may become immediately due and payable, and the lenders’ commitment, if any, to make further loans may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. A default under our credit facility or future financing agreements could also result in foreclosure on any of our vessels and other assets securing related loans. The occurrence of any of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. Please read “Item 5B. Liquidity and Capital Resources” and “Item 7B. Related-Party Transactions” for a more comprehensive discussion of our revolving credit facility.

Our debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying dividends. In the event we are not able to refinance our debt, or we elect to convert our revolving credit facility to a term loan we will need to make principal payments which may have a material adverse impact on our ability to pay dividends.

On March 31, 2010, we entered into a loan agreement with Nordea Bank Finland PLC, London branch, for a $100 million revolving credit facility. The size of the facility was increased to $150 million on April 22, 2010 and further increased to $200 million as of September 30, 2010.. As of December 31, 2010, we had $65.4 million in undrawn amounts under our credit facility and the amortization of any outstanding amounts under our facility is expected to start in September 2011. We also have the option to convert the facility into a term loan facility twelve months following any drawdown with a repayment schedule based on a nine year amortizing profile with final payment due in March 2015. Once the facility is converted into a term loan facility, the margin will be increased to 3.25% for the amounts that are considered to be a term loan. We aim to exercise this option and convert our credit facility into a term loan upon maturity or to repay it by raising capital subject to market conditions.

For more information regarding our credit facility, please read “Item 5B: Liquidity and Capital Resources” below. In the future we may incur additional indebtedness, the level of which will have several important effects on our future operations, including, without limitation, the following:

•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or such financing may not be available on favorable terms;

•
in the event we convert our credit facility into a term loan we will need a substantial portion of our cash flow to make relevant interest and principal payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and for the payment of dividends;

•	our debt level will make us more vulnerable to competitive pressures, or to a downturn in our business or in the economy in general, than our competitors with less debt; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to refinance our existing indebtedness or, in the event such indebtedness is converted into a term loan to make principal payments under our credit facility, starting in September 2011, will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. In case we decide to refinance partly or fully our existing financial indebtedness with the proceeds of an equity offering, that will depend on the prevailing equity markets conditions and our ability to execute an equity offering. In the event we are not able to refinance our existing debt obligations, or if our operating results are not sufficient to service our current or future indebtedness, or to make relevant principal repayments as necessary, we may be forced to take actions such as reducing or eliminating our dividend, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all. In the event we cannot make relevant interest or principal payments we may be in default under the terms of our credit facilities, which would materially affect our business and operations.

Restrictions in our current, and any potential future, debt agreements may prevent us from paying distributions.

Our payment of interest and the amortization of any outstanding amounts under our credit facility, which is expected to start in September 2011, as well as payments of principal due in the event we convert our credit facility into a term loan, will reduce cash available for payment of dividends. In addition, our credit facility prohibits the payment of dividends if we are not in compliance with certain financial covenants or upon the occurrence of an event of default or if the fair market value of the vessels in our fleet is less than 160% of the aggregate amount outstanding under our credit facility. The payment of principal and interest on any debt we have incurred, or will incur in the future, will reduce the amount of cash for dividends to our shareholders.

Events of default under our credit facility include:

•	failure to pay principal or interest when due;

•
breach of certain undertakings, negative covenants and financial covenants contained in the credit facility, any related security document or guarantee or the interest rate swap agreements, including failure to maintain unencumbered title to any of the vessel-owning subsidiaries or any of the assets of the vessel-owning subsidiaries and failure to maintain proper insurance;

•
any breach of the credit facility, any related security document or guarantee or the interest rate swap agreements (other than breaches described in the preceding two bullet points) if, in the opinion of the lenders, such default is capable of remedy and continues unremedied after written notice of the lenders;

•
any representation, warranty or statement made by us in the credit facility or any drawdown notice thereunder or related security document or guarantee or the interest rate swap agreements is untrue or misleading when made;

•	a cross-default of any other indebtedness of $10.0 million or greater;

•	we become, in the reasonable opinion of the lenders, unable to pay our debts when due;

•	any of our or our subsidiaries’ assets are subject to any form of execution, attachment, arrest, sequestration or distress above certain limits and not discharged within certain time frame;

•	an event of insolvency or bankruptcy;

•	cessation or suspension of our business or of a material part thereof;

•	unlawfulness, non-effectiveness or repudiation of any material provision of our credit facility, of any of the related finance and guarantee documents or of our interest rate swap agreements;

•	failure of effectiveness of security documents or guarantee;

•	our shares cease to be listed on the New York Stock Exchange or on any other recognized securities exchange;

•	any breach under any provisions contained in our interest rate swap agreements;

•	termination of our interest rate swap agreements or an event of default thereunder that is not remedied within five business days;

•	invalidity of a security document in any material respect or if any security document ceases to provide a perfected first priority security interest; or

•
any other event that occurs or circumstance that arises in light of which the lenders reasonably consider that there is a significant risk that we will be unable to discharge our liabilities under the credit facility, related security and guarantee documents or interest rate swap agreements.

In addition, our credit facility prohibits the payment of dividends upon the occurrence of the following events, among others, and we anticipate that any future debt agreements will contain similar terms:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to notify the lenders of any material oil spill or discharge of hazardous material, or of any action or claim related thereto;

•	breach or lapse of any insurance with respect to the vessels;

•	breach of certain financial or other covenants;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	bankruptcy or insolvency events;

•	failure of any representation or warranty to be materially correct;

•	a change of control, as defined in the applicable agreement; and

•	a material adverse effect, as defined in the applicable agreement.

We anticipate that any subsequent refinancing of our current debt or any new debt could have similar or more onerous restrictions on our operations generally or our ability to pay dividends. For more information regarding our financing arrangements, please read “Item 5B: Liquidity and Capital Resources” below.

Our executive officers and the officers of our Manager do not devote all of their time to our business, which may hinder our ability to operate successfully.

Our executive officers and the officers of our Manager are involved in other Capital Maritime business activities, which can result in their spending less time than is appropriate or necessary to manage our business successfully. This could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. In addition, the amount of time our officers allocate among our business and the businesses of Capital Maritime varies significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. There are no formal requirements or guidelines for the allocation of our officers’ time between our business and Capital Maritime’s.

Our Manager may favor its and its affiliates’ interests in certain matters that may conflict with our own and we may lose business opportunities to our Manager that may otherwise be available to us.

Conflicts of interest may arise between Capital Maritime, our Manager, and its affiliates, on the one hand, and us and our shareholders, on the other hand. These conflicts include, among others, the following situations:

•
The Business Opportunities Agreement specifies that Capital Maritime must only inform us of certain spot, period and bareboat charter opportunities, certain vessel acquisition opportunities and certain other business opportunities that we would be capable of pursuing. We have a limited time to exercise our right to pursue such opportunities before Capital Maritime can take advantage of such opportunities. The time period to take advantage of such opportunities can be 48 hours, 120 hours, 192 hours or a reasonable time in light of the circumstances, depending on the opportunity. See “Related-Party Transactions—Business Opportunity Agreement” for more information.

•
Our Manager advises our board of directors about the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional common stock, acquisition of or mergers with other companies and cash reserves, each of which can affect the amount of the cash available for distribution to our shareholders.

•
Our executive officers and certain of our directors also serve as officers or directors of our Manager or its affiliates and such officers and directors do not spend all of their time on matters related to our business.

•	Our Manager advises us of costs incurred by it and its affiliates that it believes are reimbursable by us.

As a result of these conflicts, our Manager may favor its own interests and the interests of its affiliates over our interests and those of our shareholders, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Our directors and officers that also hold positions with our Manager may have conflicts of interest with respect to business opportunities and other matters involving both companies.

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our executive officers and certain of our directors also currently serve as executive officers or directors of Capital Maritime or its affiliates, and as a result, these individuals also have fiduciary duties to manage the business of Capital Maritime and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, these officers and directors may encounter situations in which our interests and those of Capital Maritime and its affiliates conflict. We believe the principal situations in which these conflicts may occur are in the allocation of business opportunities to Capital Maritime or us, particularly with respect to the allocation of chartering or vessel purchase opportunities. Our amended and restated articles of incorporation and the Business Opportunities Agreement anticipate the possibility of such a conflict and define the conduct of certain of our affairs as it pertains to such conflicts. Our amended and restated articles of incorporation and the Business Opportunities Agreement specify that we will have a right to take advantage of certain business opportunities (including certain spot charter, period charter, bareboat charter and vessel purchase opportunities) within a limited time period, after which Capital Maritime will have the right to take advantage of any such opportunities for its own account. The resolution of these conflicts may not always be in our best interest or that of our shareholders and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Our Manager has rights to terminate the Management Agreement and, under certain circumstances, could receive substantial sums in connection with such termination; however, even if our board of directors or our shareholders are dissatisfied with our Manager, there are limited circumstances under which we can terminate the Management Agreement.

The Management Agreement has an initial term of approximately 10 years and will automatically renew for subsequent five-year terms provided that certain conditions are met. Our Manager has the right, after five years following the completion of our initial public offering in March 2010, to terminate the Management Agreement with 6 months’ notice. Our Manager also has the right to terminate the Management Agreement if we have materially breached the Management Agreement.

Our Manager may elect to terminate the Management Agreement upon the sale of all or substantially all of our assets to a third party, our liquidation or after any change of control of our company occurs. If our Manager elects to terminate the Management Agreement, in accordance with the terms of the agreement a termination payment, which could be substantial, will be payable to the Manager. This termination payment was initially set at $9.0 million and increases on each one-year anniversary during which the Management Agreement remains in effect (on a compound basis) in accordance with the total percentage increase, if any, in the Consumer Price Index over the immediately preceding twelve months. As of March 18, 2011, the amount of the termination payment has increased to $9.2 million.

In addition, our rights to terminate the Management Agreement are limited. Even if we are not satisfied with the Manager’s efforts in managing our business, unless our Manager materially breaches the agreement, we may terminate the Management Agreement only if we provide notice of termination in the fourth quarter of 2019, which termination would be effective December 31, 2020.

If we elect to terminate the Management Agreement at either of these points or at the end of a subsequent renewal term, our Manager will receive a termination fee, which may be substantial. Please read “Item 7B: Related-Party Transactions” for a more detailed description of termination rights and the termination payment under the Management Agreement.

We depend on Capital Maritime to assist us in operating our business and competing in our markets, and our business will be harmed if Capital Maritime fails to assist us effectively.

Pursuant to the Management Agreement, Capital Maritime provides to us commercial, technical, administrative, investor relations and strategic services, including vessel chartering, vessel sale and purchase, vessel operation, vessel maintenance, obtaining appropriate insurance, regulatory (including safety and environmental regulation) compliance, vetting and classification society compliance, purchasing, crewing, strategic planning and advice, and advice on financings, acquisitions, mergers and dispositions. Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these services by Capital Maritime. Capital Maritime has not exclusively managed crude tanker vessels; instead, while it has predominately managed product and crude tanker vessels, it also has managed a variety of other vessel types. Furthermore, Capital Maritime’s past performance may not be indicative of their future performance on our behalf. Our business will be harmed if Capital Maritime fails to perform these services satisfactorily, if it stops providing these services to us for any reason or if it terminates the Management Agreement, as it is entitled to do under certain circumstances. The circumstances under which we are able to terminate the Management Agreement are extremely limited and do not include mere dissatisfaction with our Manager’s performance. In addition, upon any termination of the Management Agreement, we may lose our ability to benefit from economies of scale in purchasing supplies and other advantages that we believe our relationship with Capital Maritime will provide.

If Capital Maritime suffers material damage to its reputation or relationships, it may harm our ability to:

•	acquire new vessels;

•	enter into new charters for our vessels or extend current charters;

•	obtain financing on commercially acceptable terms;

•	issue new equity; or

•	maintain satisfactory relationships with charterers, suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Our Manager is a privately held company and there is little publicly available information about it.

The ability of our Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Manager’s financial strength, and because it is a privately held company, little or no information about its financial strength is publicly available. As a result, an investor in our common stock might have little advance warning of problems affecting our Manager, even though these problems could have a material adverse effect on us.

An increase in voyage and operating costs could adversely affect our cash flows and financial condition.

Under the Management Agreement, we must pay for vessel operating expenses (including crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses), and, for spot or voyage charters, voyage expenses (including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and conversions). These expenses depend upon a variety of factors, many of which are beyond our or our Manager’s control. Some of these costs, primarily relating to fuel, insurance and enhanced security measures, have been increasing and may increase in the future. Increases in any of these costs would decrease our earnings, cash flows and the amount of cash available for distribution to our shareholders.

Increases in interest rates could adversely affect our cash flows and financial condition.

We currently do not enter into swap agreements to hedge our exposure to interest rate fluctuations under our credit facility. An increase in interest rates would cause a corresponding increase in interest rate expense and would decrease our earnings, cash flows and the amount of cash available for distribution to our shareholders.

Our purchasing and operating previously owned vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

Our current business strategy includes growth through the acquisition of previously owned vessels. While we typically inspect previously owned vessels before purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels before purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and, if not detected, may result in accidents or other incidents for which we may become liable to third parties. Also, when purchasing previously owned vessels, we do not receive the benefit of any builder warranties if the vessels we buy are older than one year.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology.

Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. As our vessels age, market conditions may not justify those expenditures and may prevent us from operating our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Our Manager may elect to subcontract the technical management of our fleet to third party managers. Any failure of these technical managers to perform their obligations to us could adversely affect our business.

Our Manager may elect to subcontract part or all of the services of the technical management of our fleet, including crewing, maintenance and repair services, to third-party technical management companies. The failure of these technical managers to perform their obligations could materially and adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends. Although we may have rights against our third-party managers if they default on their obligations, our shareholders will share that recourse only indirectly to the extent that we recover funds.

In the highly competitive international tanker shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, including oil majors, some of whom have substantially greater resources than we do. Competition for the transportation of crude oil can be intense and depends on the offered charter rate, the location, technical specification, quality of the vessel and the reputation of the vessel’s manager. Due in part to the highly fragmented market, competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than we are able to offer.

We maintain all of our cash with a limited number of financial institutions, including financial institutions located in Greece, which subjects us to credit risk.

We maintain all of our cash with a limited number of reputable financial institutions, including institutions located in Greece. These financial institutions located in Greece may be subsidiaries of international banks or Greek financial institutions. These balances may not be covered by insurance in the event of default by these financial institutions. The occurrence of such a default could therefore have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are a holding company, and we will depend on the ability of our future subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

We are a holding company, and our subsidiaries, which are all wholly owned by us either directly or indirectly, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly owned subsidiaries. As a result, our ability to satisfy our financial obligations and to pay dividends to our shareholders depends on the ability of our subsidiaries to distribute funds to us. In turn, the ability of our subsidiaries to make dividend payments to us depends on them having profits available for distribution. To the extent that we are unable to obtain dividends from our subsidiaries, this will limit the discretion of our board of directors to pay or recommend the payment of dividends.

Our ability to pay dividends on a quarterly basis will be affected by the amount of reserves our Board of Directors elects to make each quarter.

Dividends will be paid equally on a per-share basis between our common stock and our Class B stock. Cash available for distribution represents net income earned during the previous quarter plus depreciation and amortization and other non cash items less income attributable to the historical results of vessels acquired by the company from Capital Maritime, our Manager and less any amount required to maintain a reserve that our board of directors determines from time to time is appropriate for the operation and future growth of our fleet, taking into account (among other factors) contingent liabilities, the terms of any credit facilities we may enter into, our other cash needs (including without limitation reserves for acquisitions of vessels, drydocking, special surveys, repairs, claims, liabilities and other obligations, debt amortization and acquisitions of additional assets) and the requirements of the laws of the Republic of The Marshall Islands. The level of reserves in any quarter is determined by our board of directors in its sole discretion. Any changes to the amount of reserves may decrease the amount of cash available for distribution.

If management is unable to provide reports as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm is unable to provide us with unqualified attestation reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

Under Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), after we file this Annual Report for our initial fiscal year, we will be required to include in each of our subsequent future annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent registered public accounting firm. As our manager, Capital Maritime will provide substantially all of our financial reporting, and we will depend on the procedures they have in place. If, in such future annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified attestation report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

Our costs of operating as a public company are significant, and our management is required to devote substantial time to complying with public company regulations.

As a public company, we incur significant legal, accounting and other expenses. In addition, Sarbanes-Oxley, as well as rules subsequently implemented by the SEC and the New York Stock Exchange (the “NYSE”), have imposed various requirements on public companies, including changes in corporate governance practices, and these requirements will continue to evolve. Our Manager, management personnel, and other personnel, if any, devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations have increased our legal and financial compliance costs and made some activities more time-consuming and costly.

As a publicly traded entity, we are required to comply with the SEC’s reporting requirements and with corporate governance and related requirements of Sarbanes-Oxley, the SEC and the NYSE, on which our common shares are listed. Section 404 of Sarbanes-Oxley requires that, after we file this Annual Report for our initial fiscal year, we evaluate and determine the effectiveness of our internal control over financial reporting on an annual basis. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. While we expect to follow Capital Maritime’s model and systems for compliance with Section 404, we will be required to dedicate a significant amount of time and resources to ensure compliance with the regulatory requirements of Section 404. We will work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. We expect to incur significant legal, accounting and other expenses in complying with these and other applicable regulations. We anticipate that our incremental general and administrative expenses as a publicly traded company will include costs associated with annual reports to shareholders, tax returns, investor relations, registrar and transfer agent’s fees, incremental director and officer liability insurance costs and director compensation.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team and our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. We do not intend to maintain “key man” life insurance on any of our officers.

We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, human error, war, terrorism, piracy, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. Any of these events may result in loss of revenues, increased costs and decreased cash flows. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

We intend to insure vessels we acquire against tort claims and some contractual claims (including claims related to environmental damage and pollution) through memberships in protection and indemnity associations or clubs (“P&I Associations”). As a result of such membership, the P&I Associations will provide us coverage for such tort and contractual claims. We will also carry hull and machinery insurance and war risk insurance for our fleet. We plan to insure our vessels for third-party liability claims subject to and in accordance with the rules of the P&I Associations in which the vessels are entered. We can give no assurance that we will be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. We do not currently maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business and our ability to pay distributions to our shareholders. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

We may not be able to renew our insurance policies on the same or commercially reasonable terms, or at all, in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, results of operations, cash flows, financial condition and ability to pay dividends. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies are subject to limitations and exclusions, which may increase our costs or lower our revenues, thereby possibly having a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, financial condition, cash flows, operating results and ability to pay dividends. In addition, certain of our vessels may be placed under bareboat charters. Under the terms of these charters, the charterer may provide for the insurance of the vessel and as a result these vessels may not be adequately insured and/or in some cases may be self-insured. Any uninsured or underinsured loss could harm our business, financial condition, cash flows, operating results and ability to pay dividends. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available to us may be significantly more expensive than our existing coverage.

We will be subject to funding calls by our P&I Associations, and our P&I Associations may not have enough resources to cover claims made against them, resulting in potential unbudgeted supplementary liability to fund claims made upon us.

We are indemnified for legal liabilities incurred while operating our vessels through membership in P&I Associations. P&I Associations are mutual insurance associations whose members must contribute proportionately to cover losses sustained by all the association’s members. The objective of a P&I Association is to provide mutual insurance based on the aggregate tonnage of a member’s vessels entered into the association. Claims are paid through the aggregate premiums of all members of the association, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the association. Claims submitted to the association may include those incurred by members of the association, as well as claims submitted to the association from other P&I Associations with which our P&I Association has entered into pooling agreements. The P&I Associations to which we belong may not remain viable and we may become subject to additional funding calls which could adversely affect us.

We may have to pay United States federal income tax on U.S. source income, which would reduce our net income and cash flows.

We believe that we and certain corporate subsidiaries qualify for an exemption pursuant to Section 883 of the Code (“Section 883”), and that we and these subsidiaries therefore are not to be subject to United States federal income tax on our shipping income that is derived from U.S. sources, as described below. However, there are factual circumstances beyond our control that could cause us or any of these subsidiaries to lose the benefit of this tax exemption. Therefore, we can give no assurances on this matter. If we or any of these subsidiaries were not to qualify for the exemption under Section 883, 50% of our or such subsidiary’s gross shipping income attributable to transportation beginning or ending in the United

States will be subject to a 4% tax without allowance for deductions. See “United States Federal Income Tax Considerations—Exemption of Operating Income from United States Federal Income Taxation.”

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to U.S. shareholders.

A foreign corporation generally will be treated as a passive foreign investment company (“PFIC”) for United States federal income tax purposes if either (a) at least 75% of its gross income for any taxable year consists of “passive income” or (b) at least 50% of its assets (averaged over the year and generally determined based upon value) produce or are held for the production of “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to distributions they receive from the PFIC and gain, if any, they derive from the sale or other disposition of their stock in the PFIC.

For purposes of these tests, “passive income” generally includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury regulations.

For purposes of these tests, income derived from the performance of services does not constitute “passive income.” By contrast, rental income would generally constitute passive income unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business. Based on our planned operations and certain estimates of our gross income and gross assets, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our spot chartering and time chartering activities as services income, rather than rental income. Accordingly, we believe that (a) our income from our  spot chartering and time chartering activities does not constitute passive income and (b) the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Moreover, in a case not concerning PFICs, Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that a vessel time charter at issue generated predominantly rental income rather than services income. However, the court’s ruling was contrary to the position of the IRS that the time charter income at issue should have been treated as services income. Additionally, the IRS recently affirmed its position in Tidewater, adding further that the vessel charters at issue would be treated as giving rise to services income under the PFIC rules. Moreover, Tidewater analyzed time charters, while we anticipate that a significant portion of our income will be generated from spot charters.

No assurance, however, can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, because there are uncertainties in the application of the PFIC rules, because the PFIC test is an annual test, and because, although we intend to manage our business so as to avoid PFIC status to the extent consistent with our other business goals, there could be changes in the nature and extent of our operations in future years, there can be no assurance that we will not become a PFIC in any taxable year.

If we were to be treated as a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), our U.S. shareholders would face adverse U.S. tax consequences. Under the PFIC rules, unless a shareholder makes certain elections available under the Code (which elections could themselves have adverse consequences for such shareholder, as discussed under the section captioned “United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant Tax

Consequences”, such shareholder would be liable to pay United States federal income tax at the highest applicable income tax rates on ordinary income upon the receipt of excess distributions and upon any gain from the disposition of our common stock, plus interest on such amounts, as if such excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common stock. See the section captioned “United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant Tax Consequences” for a more comprehensive discussion of the United States federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Because we will generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

We will generate all of our revenues in U.S. dollars, but we may incur certain administrative, operating and/or drydocking costs and special survey fees in other currencies. If our expenditures on such costs and fees were significant, and the U.S. dollar were weak against such currencies, our business, results of operations, cash flows, financial condition and ability to pay dividends could be adversely affected.

RISK FACTORS RELATED TO OUR COMMON STOCK AND CAPITAL STRUCTURE

The concentration of our capital stock ownership with Crude Carriers Investments Corp. and its affiliates and the superior voting rights of our Class B stock held by Crude Carriers Investments Corp. limits our common stock holders’ ability to influence corporate matters.

Under our amended and restated articles of incorporation, our Class B stock has 10 votes per share, and our common stock has one vote per share, resulting in Crude Carriers Investments Corp. controlling in excess of 50% of the combined voting power of these two classes of stock but for the limit on the voting power of the Class B stock held by it and its affiliates to an aggregate maximum of 49% of the combined voting power of our common stock and Class B stock. Therefore, Crude Carriers Investments Corp. owns shares of Class B stock representing 49% of the voting power of our outstanding capital stock. In addition, members of our board of directors or our management team who are affiliated with Capital Maritime, a related party to Crude Carriers Investments Corp., or other individuals providing services under the Management Agreement who are affiliated with Capital Maritime, have received and may in the future receive equity awards under our 2010 Equity Incentive Plan.

Through its ownership of our Class B stock and its relation to our Manager, Crude Carriers Investments Corp. has substantial control and influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, for the foreseeable future. In addition, because of this dual-class stock structure, Crude Carriers Investments Corp. continues to be able to control all matters submitted to our shareholders for approval even though it owns significantly less than 50% of the aggregate number of outstanding shares of our common stock and Class B stock. This concentrated control limits our common stock holders’ ability to influence corporate matters and, as a result, we may take actions that our common stock holders do not view as beneficial. As a result, the market price of our common stock could be adversely affected.

The voting rights of certain shareholders owning 5% or more of our common stock are restricted.

Our amended and restated articles of incorporation restrict Common Share holders’ voting rights by providing that if any person or group, other than Crude Carriers Investments Corp., owns beneficially 5% or more of the common stock then outstanding, then any such common stock owned by that person or group in excess of 4.9% may not be voted on any matter. The voting rights of any such common stock holders in excess of 4.9% will be redistributed pro rata among the other common stock holders holding less than 5.0% of the common stock.

Because we are a foreign corporation, you may not have the same rights or protections that a shareholder in a United States corporation may have.

We are incorporated in the Republic of The Marshall Islands, which does not have a well-developed body of corporate law and may make it more difficult for our shareholders to protect their interests. Our corporate affairs are governed by our amended and restated articles of incorporation, our amended and restated bylaws and the Marshall Islands Business Corporations Act (“BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, the rights and fiduciary responsibilities of directors under the law of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions and there have been few judicial cases in the Marshall Islands interpreting the BCA. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Provisions of our amended and restated articles of incorporation and amended and restated bylaws may have anti-takeover effects which could adversely affect the market price of our common stock.

Several provisions of our amended and restated articles of incorporation and amended and restated bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire our company. However, these anti-takeover provisions could also discourage, delay or prevent (a) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (b) the removal of incumbent officers and directors.

Dual Class Stock.  Our dual class stock structure, which consists of common stock and Class B stock, gives Crude Carriers Investments Corp. and its affiliates a significant degree of control over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. The extent of this control is diminished because the aggregate voting power of the Class B stock held by Crude Carriers Investments Corp. and its affiliates is limited to an aggregate maximum of 49% of the combined voting power of our outstanding common stock and Class B stock. Nevertheless, this concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other shareholders may view as beneficial.

Blank Check Preferred Stock.  Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 100 million shares of “blank check” preferred stock. Our board could authorize the issuance of preferred stock with voting or conversion rights that could dilute the voting power or rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us or the removal of our management and might harm the market price of our common stock. We have no current plans to issue any shares of preferred stock.

Classified Board of Directors.  Our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms beginning upon the expiration of the initial term for each class. Approximately one-third of our board of directors is elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for up to two years.

Election and Removal of Directors.  Our amended and restated articles of incorporation do not provide for cumulative voting in the election of directors. Our amended and restated bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our amended and restated articles of incorporation also provide that our directors may be removed only for cause upon the affirmative vote of 662/3% of the outstanding shares of our capital stock entitled to vote for those directors or by a majority of the members of the board of directors then in office. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders.  Our amended and restated articles of incorporation and our amended and restated bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or as otherwise permitted by the BCA. Our amended and restated articles of incorporation and our amended and restated bylaws provide that, subject to certain exceptions, our Chairman or Chief Executive Officer, in either case at the direction of the board of directors, may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice.

Advance Notice Requirements for Shareholder Proposals and Director Nominations.  Our amended and restated bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days before the date on which we first mailed our proxy materials for the preceding year’s annual meeting. Our amended and restated bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede a shareholder’s ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Bylaw Amendments.  Our amended and restated bylaws may only be repealed or amended by a vote of 662/3% or more of the total voting power of our outstanding capital stock. In light of the voting rights of our Class B stock, any amendment of our bylaws will likely require the approval of Crude Carriers Investment Corp.

It may not be possible for our investors to enforce U.S. judgments against us.

We are incorporated in the Republic of The Marshall Islands, and we expect most of our future subsidiaries will also be organized in the Marshall Islands. We expect that substantially all of our assets and those of our subsidiaries will be located outside the United States. As a result, it may be difficult or impossible for United States shareholders to serve process within the United States upon us or to enforce judgment upon us for civil liabilities in United States courts. In addition, you should not assume that courts in the countries in which we are incorporated or where our assets are located (a) would enforce judgments of United States courts obtained in actions against us based upon the civil liability provisions of applicable United States federal and state securities laws or (b) would enforce, in original actions, liabilities against us based upon these laws.

Future sales of our common stock could cause the market price of our common stock to decline.

The market price of our common stock could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common stock. We have entered into a registration rights agreement with Crude Carriers Investments Corp. pursuant to which we granted Crude Carriers Investments Corp. certain registration rights with respect to our common stock and Class B stock owned by them.

As a key component of our business strategy, we intend to issue additional shares of common stock or other securities to finance our growth. These issuances, which would generally not be subject to shareholder approval, will dilute your ownership interests and may depress the market price of the common stock

We plan to finance potential future expansions of our fleet and repayment of our outstanding indebtedness primarily through equity financing and internally-generated cash flow. Therefore, subject to the rules of the NYSE, we plan to issue additional shares of common stock, and other equity securities of equal or senior rank, without shareholder approval, in a number of circumstances from time to time.

The issuance by us of shares of common stock or other equity securities of equal or senior rank will have the following effects:

•	Our existing shareholders’ proportionate ownership interest in us will decrease.

•	The amount of cash available for distribution as dividends payable on our common stock may decrease.

•	The relative voting strength of each previously outstanding share may be diminished.

•	The market price of our common stock may decline.

In addition, if we issue shares of our common stock in a future offering at a price per share lower than the price per share in this offering, it will be dilutive to purchasers of common stock in this offering.

Increases in interest rates may cause the market price of our shares to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular for yield based equity investments such as our shares. Any such increase in interest rates or reduction in demand for our shares resulting from other relatively more attractive investment opportunities may cause the trading price of our shares to decline.

If the stock price of our common stock fluctuates, you could lose a significant part of your investment.

The market price of our common stock may be influenced by many factors, many of which are beyond our control, including those described elsewhere in these risks factors and the following:

•	the failure of securities analysts to publish research about us after this offering, or analysts making changes in their financial estimates;

•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

•	variations in quarterly operating results;

•	general economic conditions;

•	terrorist acts;

•	future sales of our common stock or other securities; and

•	investors’ perception of us and the tanker shipping industry.

These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

Item 4.	Information on the Company.

A.	History and Development of the Company

We, Crude Carriers Corp., are a newly formed transportation company incorporated in the Marshall Islands on October 29, 2009. We maintain our principal executive headquarters at 3 Iassonos Street, Piraeus, 18537 Greece and our telephone number is +30 210 4584 950. Our registered address in the Marshal Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH 96 960, Marshall Islands.

On March 17, 2010, we completed our IPO of 13,500,000 shares of common stock at a price of $19.00 per share on the NYSE. The proceeds from the IPO were approximately $277.8 million after deducting underwriters’ commissions and other expenses. The IPO proceeds include a capital contribution by Crude Carriers Investments Corp., a related party to Capital Maritime, of $40.0 million in exchange for 2,105,263 shares of our Class B stock at a price per share equal to the public offering price of $19.00 pursuant to the terms of a subscription agreement. Substantially all of the proceeds of the IPO, together with the $40.0 million capital contribution from Crude Carriers Investments Corp., were used to acquire the shares of three vessel-owning companies from Capital Maritime, which owned two very large crude carrier (“VLCCs”) vessels, the M/T Alexander the Great and the M/T Achilleas and one Suezmax tanker, the Miltiadis M II. The purchase price of the two VLCCs was $96.5 million each and of the Suezmax $71.25 million.

On March 26, 2010, the Company took delivery of the M/T Alexander the Great, a 297,958 dwt VLCC from Universal Shipbuilding.

On March 30, 2010, the Company took delivery of the M/T Miltiadis M II, a 162,397 dwt, high specification, Ice Class 1A Suezmax tanker built in 2006 at Daewoo Shipbuilding and from Capital Maritime.

On March 31, 2010, the Company entered into a loan agreement with Nordea Bank Finland PLC, London branch, for a $100 million revolving credit facility. On April 22, 2010, the Company replaced the $100 million facility with a facility of $150 million, by increasing the commitment amount by $50.0 million. On June 2 and June 22, 2010, the Company drew $59.6 million and $75.0 million from the facility in order to partially finance the acquisitions of the M/T Aias and the M/T Achilleas, respectively. On September 30, 2010, the Company further amended the size of the facility to $200 million. The Company also has the option to convert this credit facility into a term loan facility twelve months following any drawdown. If the revolving credit facility is converted into a term loan, the repayment schedule will be based on a nine year amortization profile with final payment due in March 2015. The amortization of any outstanding amounts under this revolving credit facility is expected to start in September 2011.

On April 20, 2010, the Company announced that it had agreed to acquire two modern, sistership Suezmax vessels, the M/T Amoureux (150,393 dwt) and the M/T Aias (150,096 dwt), from unrelated third parties, for a total purchase price of $66.2 million per vessel. Both vessels were built in 2008 at Universal Shipbuilding Corporation. The M/T Amoureux was delivered to the Company on May 10, 2010 and the M/T Aias was delivered to the Company on June 3, 2010.

On June 1, 2010, the M/T Atlantas, a 320,000 dwt, newbuilding VLCC vessel was delivered to Capital Maritime from Daewoo Shipbuilding and Marine Engineering Co., in Korea. In connection with the acquisition, the Company had secured a 12−month option in May 2010 to purchase the vessel at the same acquisition price of $108.0 million plus delivery expenses, commencing on the date of the vessel’s delivery. The option is exercisable at the sole discretion of the Company’s board of directors and is expected to expire on June 2, 2011.

In June 2010, the Company entered into an agreement with Shell to charter the VLCC M/T Alexander the Great to Shell under a spot index-related time charter agreement for a period of approximately 12 months (+/- 30 days) commencing on June 20, 2010. Under the terms of the agreement, the minimum base rate received by the vessel is the monthly average of the Baltic Dirty Tanker Route 3 (“TD3”) (Arabian Gulf–Japan) index. In addition, the charter is also subject to a profit sharing arrangement, settled quarterly, allowing the Company to receive 50 percent of any additional revenues earned by the vessel in excess of the index related minimum base rate over the period that the actual voyage took place.

On June 25, 2010, the Company took delivery of the M/T Achilleas, a 297,863 dwt, VLCC from Universal Shipbuilding.

On August 31, 2010, the Company issued 394,400 (or 2.5% of the Company’s stock as of December 31, 2010) of the 400,000 common shares authorized under the Company’s 2010 Equity Incentive Plan dated March 1, 2010 (the “Equity Plan”). Awards were issued to all members of our board of directors, employees of our Manager, Capital Maritime and to employees of certain key affiliates and other eligible persons, with the majority vesting after three years from the date of issue, except for awards issued to our Chairman and to the independent members of our board of directors which vest in equal annual installments over a three-year period. An additional 5,000 shares were issued on March 16, 2011 to the newly elected member of our board of directors. All awards are conditional upon the grantee’s continued service until the applicable vesting date and all awards accrue dividends payable upon vesting. Please read “Item 6E: Share Ownership—Equity Incentive Plan” and Note 11 (Equity Incentive Plan) to our Financial Statements included herein for additional information.

In August 2010 the Company entered into agreements with Shell to charter the M/T Amoureux and the M/T Aias, two of its three Suezmax tankers, under spot index-related time charter agreements for a period of approximately 12 months (+/- 30 days) commencing on August 11 and August 28, 2010 respectively. Under the terms of the agreements, the minimum base rate received by each vessel is the monthly average of the Baltic Dirty Tanker Route 5 (“TD5”) (West Africa–US East Coast) index. In addition, both charters are also subject to a profit sharing arrangement, settled quarterly, allowing the

Company to receive 50 percent of any additional revenues earned by the vessels in excess of the index related minimum base rate over the period that the actual voyage took place.

In September 2010 the Company entered into an agreement with Shell to charter the VLCC M/T Achilleas, under a spot-related time charter agreement for a period of approximately 12 months (+/- 30 days) commencing September 9, 2010 on the same terms as the agreement entered into with respect to the M/T Alexander the Great.

On March 11, 2011, we elected an additional independent member to our board of directors, bringing the number of members on our board of directors to eight and the number of independent directors to five.

As of March 31, 2011, we had a fleet of five modern, high specification vessels, comprised of two VLCC and three Suezmax tankers, with a weighted average age of 2.0 years and a total carrying capacity of approximately 1,058,344dwt. The acquisition of the vessels was financed with the proceeds from the IPO and amounts drawn under our revolving credit facility. We currently have no capital commitments to purchase or build additional vessels. Please see “—Our Fleet” below for more information regarding our vessels, “Item 5B: Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding any acquisitions, including a detailed explanation of how they were accounted for and “Item 7B: Related-Party Transactions” for a description of the terms of certain transactions.

B.	Business Overview

We are a transportation company incorporated in the Marshall Islands in October 2009 to conduct a shipping business focused on the crude tanker industry. We operate a fleet of five modern, high specification crude tankers comprised of two VLCCs and three Suezmaxes with an average age of 2 years that transport mainly crude oil and fuel oil along worldwide shipping routes.  Capital Maritime, an international shipping company, serves as our Manager. We intend to leverage the expertise and reputation of our Manager to pursue growth opportunities in the crude oil tanker shipping market. We intend to maintain a flexible approach to chartering with the strategy of optimizing our selection of the available commercial opportunities over time including all types of spot market-related engagements such as single voyage, pool arrangements or short-term time charters, but retain the ability to evaluate and enter into longer-term period fixed rate charters, including time- and bareboat charters. Currently four out of our five vessels are employed under spot index linked time charter arrangements with a profit share element. We may also charter-in vessels, meaning we may charter vessels we do not own with the intention of chartering them in accordance with our chartering and fleet management strategy.

We maintain a strong balance sheet and seek to distribute variable quarterly dividends based on cash flows in excess of any amount required to maintain a reserve that our board of directors determines is appropriate.

Business Strategies

Our strategy is to manage and expand our fleet in a manner that produces strong cash flows, which, in turn, fund dividends to our shareholders. Key elements of our business strategy include:

•
Strategically deploy our vessels in order to optimize the opportunities in the chartering market.  We intend to maintain a flexible approach to chartering with the strategy of optimizing our selection of the available commercial opportunities over time. We currently employ our vessels under spot market related arrangements, as we expect to benefit from a potential recovery of the spot market from the current historically low levels.  However, we retain the ability to evaluate and enter into longer-term period charters,  subject to the prevailing market conditions at the time.  We may also charter-in vessels, meaning we may charter vessels we do not own with the intention of chartering them in accordance with our chartering and fleet management strategy.

•
Strategically develop and grow our fleet.  We intend to acquire modern, high-quality tanker vessels through timely and selective acquisitions of vessels in a manner that is accretive to our shareholders. We currently view VLCC and Suezmax vessel classes as providing attractive return characteristics but will evaluate all classes of crude oil tanker vessels for potential acquisition, including Aframax and Panamax tankers.

•
Return a substantial portion of our cash flow to shareholders through variable quarterly dividends.  We intend to distribute to our shareholders on a quarterly basis substantially all of our cash less any amount required to maintain a reserve that our board of directors determines from time to time is appropriate for the operation and future growth of our fleet. See “Our Dividend Policy and Restrictions on Dividends.”

•
Maintain a strong balance sheet.  We believe that primarily using equity and internally-generated cash flows to finance our business will provide for a strong balance sheet and, as a result, greater flexibility to capture market opportunities. Although our use of equity rather than debt financing may result in substantial dilution to our shareholders, we believe that this approach is suited to the current global economic conditions, including the relatively restrictive credit environment and the prevailing low charter rates. It is our current expectation that spot rates will increase over time and we believe that having a strong balance sheet and trading in the spot market will allow us to take advantage of higher charter rates as they increase while allowing us the flexibility to take advantage of other attractive business opportunities when they arise.

•
Operate a high-quality fleet.  We intend to maintain a modern, high-quality fleet that satisfies all current and pending safety and environmental standards and complies with charterer requirements through our Managers’ comprehensive maintenance program. In addition, our Manager will maintain the quality of our vessels by carrying out regular inspections, both while in port and at sea.

•
Maintain cost-competitive, highly efficient operations.  Under the Management Agreement, Capital Maritime coordinates and oversees the commercial and technical management of our fleet. We believe that Capital Maritime is able to do so at a cost to us that would be competitive to what could be achieved by performing these functions in-house and that Capital Maritime’s rates are competitive with those that would be available to us through third-party managers. We expect the efficiency and operational expertise of the Capital Maritime fleet to provide our vessels with a competitive advantage over other charterers in the market.

Foundations of our Business

We believe that we possess a number of strengths that provide us with a competitive advantage in the tanker shipping industry, including the following:

•
We own a modern, high-quality fleet of tanker vessels. We currently own a high specification fleet with an average age of 2.0 years as of March 31, 2011 built at reputable shipyards in Japan and Korea. We believe that owning a modern, high-quality fleet is more attractive to charterers, reduces operating costs and allows our fleet to be more reliable, which improves utilization. The tanker shipping industry is highly regulated and we aim to own and operate vessels that satisfy all current and pending safety and environmental regulations. We expect that the combination of these factors will provide us with a competitive advantage in securing favorable employment for our vessels.

•
We benefit from Capital Maritime’s history of satisfying the operational, safety, environmental and technical vetting criteria imposed by oil majors and its relationships within the shipping industry. We believe our strong relationship with Capital Maritime and its affiliates provides numerous benefits which are essential to our long-term growth and success. Capital Maritime has a well-established reputation within the shipping industry and strong relationships with many of the world’s leading oil companies, commodity traders and shipping companies. We also benefit from Capital Maritime’s expertise in technical fleet management and its ability to meet the rigorous vetting requirements of some of the world’s most selective major international oil companies, including BP p.l.c., Chevron Corporation, Conoco-Phillips Inc., ExxonMobil Corporation, Royal Dutch Shell plc, Statoil ASA, Total S.A. and many others.

•
We maintain an efficient management structure with competitive operating costs. We believe our management structure enhances the scalability of our business, allowing us to expand our fleet without substantial increases in overhead costs. We believe we realize cost benefits based on a network of providers of vessel supplies, bunkers suppliers, crewing agencies, insurers and other service providers that Capital Maritime and its management team have established over the years. See “Item 7B: Related-Party Transactions—Management Agreement.

•
We intend to continue pursuing a strategy of medium to low leverage to maintain a strong balance sheet. We have financed the acquisition of our initial five vessels through equity and draw downs on our revolving credit facility. Any future vessel acquisitions are expected to be financed primarily through future equity follow-on offerings and internally-generated cash flow. We also have $65.4 million currently available under our revolving credit facility.

Our Customers

We provide marine transportation services under voyage, trip and spot index-related time charter agreements with counterparties that we believe are creditworthy. Our customers included, from time to time:

•
Shell International Trading & Shipping Co Ltd. (Shell), a subsidiary of Royal Dutch Shell plc., is the principal trading and shipping business of the Royal Dutch/Shell Group. It trades millions of barrels crude oil and oil products and moves cargoes on some 100 deep-sea tankers and gas carriers around the world on a daily basis.

•
Petroleo Brasileiro S.A. (Petrobras), the Brazilian state-run energy company, is an integrated oil and gas company with interests in exploration, production, refining, marketing and distribution. Petrobras also operates a fleet of close to 200 vessels and is listed on Sao Paolo’s Bovespa and the New York Stock Exchange. Petrobras is one of the world’s biggest companies by market value.

•
Repsol YPF Trading Y Transporte S.A. (Repsol), is the business unit in charge of the marketing, supply and transportation activities in the international markets of Repsol YPF, Spain’s largest oil company. Repsol YPF is a fully integrated oil and gas company engaged in the petroleum business, including exploration, development, production and refining of crude oil.

For the year ended December 31, 2010 Shell, Petrobras and Repsol accounted for 67%, 11% and 11% of total revenue, respectively.

Our Fleet

At the time of our IPO in March 2010, we did not own any vessels. As of March 31, 2011, our fleet consisted of five modern, high specification vessels, comprised of two VLCC and three Suezmax tankers, with a weighted average age of 2.0 years and a total carrying capacity of approximately 1,058,344dwt.

The following table summarizes certain key information with respect to the vessels in our fleet. Sister vessels, which are vessels of similar specifications and size typically built at the same shipyard, are denoted by the same letter in the table. We believe that sister vessels provide a number of efficiency advantages in the management of our fleet. All of the vessels in our fleet are or were designed, constructed, inspected and tested in accordance with the rules and regulations of Lloyd’s Register of Shipping (“Lloyd’s”) or the American Bureau of Shipping (“ABS”).

OUR FLEET

Vessel Name	Sister Vessels	Size (DWT)	Year Built	Yard(1)	Delivery Date	Employment(2)	Expiry(3)	Description	Acquisition Price (ml)

	VESSELS CURRENTLY IN OUR FLEET

Alexander the Great	A	297,958	2010	Universal	Mar 2010	Shell TD3 +PS	May 2011	VLCC	$96.5
Miltiadis M II		162,397	2006	Daewoo	Mar 2010	Spot	-	Ice Class 1A Suezmax	$71.25
Achilleas	A	297,863	2010	Universal	Jun 2010	Shell TD3 +PS	Aug 2011	VLCC	$96.5
Amoureux	B	150,393	2008	Universal	May 2010	Shell TD5 +PS	Jul 2011	Suezmax	$66.2
Aias	B	150,096	2008	Universal	Jun 2010	Shell TD5 +PS	Aug 2011	Suezmax	$66.2
TOTAL FLEET DWT:		1,058,344

	OPTIONAL VESSEL WE MAY ACQUIRE FROM CAPITAL MARITIME(4)

Atlantas		321,300	2010	Daewoo	June 2010	-	-	VLCC	$108.0
___________________

1.	Universal: Universal Shipbuilding Corporation, Ariake, Japan. Daewoo: Daewoo Shipbuilding & Marine Engineering Co. Ltd.
2.
Shell: Shell International Trading & Shipping Co. Ltd. TD3: Baltic Dirty Tanker Route 3 (Arabian Gulf –Japan) index. TD5: Baltic Dirty Tanker Route 5 (West Africa-US East Coast) index. PS: Profit Sharing. All charters with Shell are subject to a profit sharing arrangement, settled quarterly, allowing the Company to receive 50 percent of any additional revenues earned by the vessels in excess of the index related minimum base rate over the period that the actual voyage took place. All charters with Shell are also subject to 1.25% third party commissions on gross revenues including profit share.

3.
Earliest possible redelivery date. For A sister vessels, the redelivery date is +/- 30 days at the charterer’s option and for B sister vessels, the redelivery date is +/- 15 days at the charterer’s option.

4.	The option to purchase the M/T Atlantas from Capital Maritime at cost plus delivery expenses is expected to expire on June 2, 2011.

Chartering Strategy

We maintain a flexible approach to chartering with the strategy of optimizing our selection of the available commercial opportunities over time. Currently, one of our vessels trades on the spot market and the remaining four are employed under similar index-related time charter arrangements which provide exposure to the tanker spot market, ensure high fleet utilization and demonstrate the Company’s ability to leverage its network of relationships with oil majors. Under the terms of the spot index-related time charter agreement, the minimum base rate received by our vessels is the monthly average of the Baltic Dirty Tanker Route 3 (‘TD3’) (Middle Eastern Gulf – Japan) index for our VLCCs and the Baltic Dirty Tanker Route 5 (‘TD5’) (West Africa – US East Coast) for our Suezmaxes. The charters of the four vessels under spot index-related time charter arrangements with Shell are also subject to a profit sharing arrangement, settled quarterly, allowing the Company to receive 50 percent of any additional revenues earned by the vessels in excess of the index related minimum base rate over the period that the actual voyage took place.

The amounts received under these profit-sharing arrangements are subject to the same 1.25% commissions payable on the gross charter rates. Please see “—Our Fleet” above, including the chart and accompanying notes, for more information on our vessels, commissions payable and profit sharing arrangements.

Spot Charters

A spot charter generally refers to a voyage charter or a trip charter or a short term time charter. We currently have one vessel trading in the spot market, with the remaining four employed under similar index-related time-charter arrangements which provide exposure to the tanker spot market.

Voyage Charters

Vessels operating in the spot market typically are chartered for a single voyage, which may last up to several weeks. Under a typical voyage charter in the spot market, the shipowner is paid on the basis of moving cargo from a loading port to a discharge port. The performance from voyage chartering is related to vessel utilization, with performance generally improved by increasing the utilization of the vessel or, in other words, reducing the number of days a vessel is not employed after a discharge. In voyage charters the shipowner generally is responsible for paying both vessel operating expenses and voyage expenses, and the charterer generally is responsible for any delay at the loading or discharging ports. Voyage expenses are all expenses unique to a particular voyage, including any bunker expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils, bunkers and communication expenses.

Trip or Short Time Charters

Under a typical trip charter in the spot market, the shipowner is paid on the basis of moving cargo from a loading port to a discharge port at a set daily rate. The charterer is responsible for paying for bunkers and other voyage expenses, while the shipowner is responsible for paying vessel operating expenses. When the vessel is off-hire, or not available for service, the shipowner generally is not entitled to payment, unless the charterer is responsible for the circumstances giving rise to the lack of availability.

Vessel Pools

Vessel pool arrangements provide the benefits of a large-scale operation and chartering efficiencies that might not be available to smaller fleets. Under a pool arrangement, a vessel is chartered out by the pool manager under an agreement similar to a time charter agreement whereby the cost of bunkers and port expenses are borne by the pool and operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel. Members of the pool share in the revenue generated by the entire group of vessels in the pool, regardless of the performance of the individual vessel, but the charterhire is divided based usually on points among all of the vessels in the pool and therefore generally does not provide the steady income normally associated with time charters. Vessels’ points are rewarded based on their performance, age, consumption, speed and other factors on a competitive basis compared to other vessels in the pool. Vessels trading under a pool arrangement are usually chartered in the spot market, but the pool manager might charter the vessels under short or longer time charters, depending on the pool arrangement between the shipowner and the pool manager. When the vessel is off-hire, the shipowner generally is not entitled to payment, unless the charter of a vessel in the pool is responsible for the circumstances giving rise to the lack of availability.

Time Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified or floating daily or index based daily rate. Under a time charter, the vessel’s owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate and the charterer is responsible for substantially all vessel voyage costs except for commissions, which generally are assumed by the owner. Time charters may include profit share arrangements. Traditionally, tanker time charter activity has been smaller compared to voyage or short term charter activity. However, over the last few years time charter activity has increased. This trend has in large part been caused by the divestment of tanker vessels by oil majors. This action has resulted in an increase in the activity of the oil majors in the time charter market. While there has been a correlation between oil majors reducing their levels of tanker ownership and increasing time charter activity, the demand in the time charter market also depends on the relative pricing between the spot charter, voyage and time charter rates. We currently have four vessels under spot index-related time charter agreements for a period of approximately 12 months which are also subject to profit sharing arrangements.

Bareboat Charters

A bareboat charter is a contract pursuant to which the vessel owner provides the vessel to the customer for a fixed period of time at a specified daily rate, and the customer provides for all of the vessel’s expenses (including any commissions) and generally assumes all risk of operation. The customer undertakes to maintain the vessel in a good state of repair and efficient operating condition and drydock the vessel during this period at its cost and as per the classification society requirements. The basic rate hire is payable monthly in advance in U.S. Dollars.

Seasonality

Historically, oil trade and therefore charter rates increased in the winter months and eased in the summer months as demand for oil in the Northern Hemisphere rose in colder weather and fell in warmer weather. The tanker industry in general is less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year. Most apparent is a higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles.

Management of Ship Operations, Administration and Safety

Under the long-term management agreement entered into between the Company and Capital Ship Management, dated March 17, 2010, as amended (the “Management Agreement”), the Manager, is responsible for providing us with substantially all of our services, including:

•	commercial services, which include vessel chartering and marketing;

•	technical services, which include vessel maintenance; ensuring regulatory and classification society compliance; crewing; insurance; purchasing; and shipyard supervision;

•	administrative services, which include legal and financial compliance services; bookkeeping and accounting services; and banking and financial services;

•	strategic services, which include strategic planning; mergers and acquisitions of assets and businesses; financing negotiations; and general management of our business; and

•	investor relations services, which include assisting with the preparation and dissemination of information; interacting with investors; and engaging in public relations activities.

Capital Ship Management may provide these services to us directly or it may subcontract for certain of these services with other entities, including other Capital Maritime subsidiaries.

The initial term of the Management Agreement will expire on December 31, 2020 and shall be automatically renewed for five-year periods if no notice of termination is given in the fourth quarter of the year immediately preceding the end of the initial term or any of its extensions.

In return for providing to us services under the Management Agreement, we pay our Manager management fees based on the following components:

•
Technical management fee at a rate of $850 per vessel per day for the first year, to be updated on each anniversary following the Consumer Price Index. As of March 18, 2011 this rate was revised to $869 per day per vessel;

•	Sale & purchase fee equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of a vessel; and

•	Commercial services fee equal to 1.25% of all gross charter revenues generated by each vessel for Commercial Services rendered.

In addition, the Manager shall be reimbursed for all of its direct and indirect costs, expenses and liabilities incurred in providing the above services, including, but not limited to, employment costs for any personnel of the Manager for time spent on matters related to providing services to us.

For the period from March 30, 2010 to  December 31, 2010 the aggregate of the above fees amounted to $4.8 million.

Capital Ship Management operates under a safety management system in compliance with the IMO’s ISM code and certified by Lloyds Register. Capital Ship Management’s management systems also comply with the quality assurance standard ISO 9001, the environmental management standard ISO 14001 and the Occupational Health & Safety Management System (“OHSAS”) 18001, all of which are certified by Lloyd’s Register of Shipping. Capital Ship Management recently implemented an “Integrated Management System Certification” approved by the Lloyd’s Register Group and also adopted “Business Continuity Management” principles in cooperation with Lloyd’s Register Group. Two of the vessels managed by Capital Ship Management topped BP’s ranking of top performing vessels in its time chartered fleet of over 100 vessels for 2008. Capital Ship Management was also selected as “Tanker Company of the Year 2009” at the annual Lloyd’s List Greek Shipping Awards which took place in December 2009.

As a result, our vessels’ operations are conducted in a manner intended to protect the safety and health of Capital Ship Management’s employees, as applicable, the general public and the environment. Capital Ship Management’s technical management team actively manages the risks inherent in our business and is committed to eliminating incidents that threaten safety, such as groundings, fires, collisions and petroleum spills, as well as reducing emissions and waste generation.

Major Oil Company Vetting Process

Shipping in general, and crude oil, refined product and chemical tankers, in particular, have been, and will remain, heavily regulated. Many international and national rules, regulations and other requirements – whether imposed by the classification societies, international statutes (IMO, SOLAS (defined below), MARPOL, etc.), national and local administrations or industry – must be complied with in order to enable a shipping company to operate and a vessel to trade.

Traditionally there have been relatively few large players in the oil trading business and the industry is continuously consolidating. The so called “oil majors companies”, such as BP p.l.c., Chevron Corporation, Conoco-Phillips Inc., ExxonMobil Corporation, Royal Dutch Shell plc., Statoil ASA, and Total S.A., together with a few smaller companies, represent a significant percentage of the production, trading and, especially, shipping logistics (terminals) of crude and refined products world-wide. Concerns for the environment, health and safety have led the oil majors to develop and implement a strict due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel.

While a plethora of parameters are considered and evaluated prior to a commercial decision, the oil majors, through their association, the Oil Companies International Marine Forum (“OCIMF”), have developed and are implementing two basic tools: (i) a Ship Inspection Report Programme (“SIRE”) and (ii) the Tanker Management & Self Assessment (“TMSA”) Program. The former is a physical ship inspection based upon a thorough Vessel Inspection Questionnaire (“VIQ”), and performed by accredited OCIMF inspectors, resulting in a report being logged on SIRE, while the latter is a recent addition to the risk assessment tools used by the oil majors.

Based upon commercial needs, there are three levels of risk assessment used by the oil majors: (i) terminal use, which will clear a vessel to call at one of the oil major’s terminals; (ii) voyage charter, which will clear the vessel for a single voyage; and (iii) term charter, which will clear the vessel for use for an extended period of time. The depth, complexity and difficulty of each of these levels of assessment vary. While for the terminal use and voyage charter relationships a ship inspection and the operator’s TMSA will be sufficient for the assessment to be undertaken, a term charter relationship also requires a thorough office assessment. In addition to the commercial interest on the part of the oil major, an excellent safety and environmental protection record is necessary to ensure an office assessment is undertaken.

We believe Capital Maritime and Capital Ship Management are among a small number of ship management companies to have undergone and successfully completed audits by six major international oil companies in the last few years (i.e., BP p.l.c., Chevron Corporation, ExxonMobil Corporation, Royal Dutch Shell plc., Statoil ASA, and Total S.A.).

Crewing and Staff

Capital Ship Management, an affiliate of Capital Maritime, through a subsidiary in Romania and crewing offices in Romania, Russia and the Philippines recruits senior officers and crews for our vessels. Capital Ship Management also maintains a presence in the Philippines and Russia and has entered into an agreement for the training of officers under ice conditions at a specialized training center in St. Petersburg. Capital Maritime’s vessels are currently manned primarily by Romanian, Russian and Filipino crew members. Having employed these crew configurations for Capital Maritime for a number of years, Capital Ship Management has considerable experience in operating vessels in this configuration and has a pool of certified and experienced crew members which we can access to recruit crew members for our vessels.

Classification, Inspection and Maintenance

Every oceangoing vessel must be “classed” and certified by a classification society. The classification society is responsible for verifying that the vessel has been built and maintained in accordance with the rules and regulations of the classification society and ship’s country of registry as well as the international conventions of which that country has accepted and signed. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state or port authority. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For the maintenance of the class certificate, regular and extraordinary surveys of hull and machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys, which are conducted for the hull and the machinery at intervals of 12 months from the date of commencement of the class period indicated on the certificate.

Intermediate Surveys, which are extended annual surveys and are typically conducted two and one-half years after commissioning and after each class renewal survey. In the case of newbuildings, the requirements of the intermediate survey can be met through an underwater inspection in lieu of drydocking the vessel. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys (also known as special surveys), which are carried out at the intervals indicated by the classification for the hull (usually at five year intervals). During the special survey, the vessel is thoroughly examined, including Non-Destructive Inspections (“NDIs”) to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society will order steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every five years, depending on whether a grace period is granted, a ship-owner or manager has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as ESP (Enhanced Survey Program) and CMS (Continuous Machinery Survey).

Occasional Surveys, which are carried out as a result of unexpected events, e.g. an accident or other circumstances requiring unscheduled attendance by the classification society for re-confirming that the vessel maintains its class, following such an unexpected event.

All areas subject to survey, as defined by the classification society, are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a

 “recommendation” which must be rectified by the ship-owner within prescribed time limits. Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. All of our vessels are certified as being “in class” by ABS and Lloyd’s. All new and secondhand vessels that we may purchase must be certified prior to their delivery under our standard agreements. If any vessel we contract to purchase is not certified as “in class” on the date of closing, we will have no obligation to take delivery of such vessel.

Risk Management and Insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or personal injury and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. The occurrence of any of these events may result in loss of revenues or increased costs or, in the case of marine disasters, catastrophic liabilities. Although we believe our current insurance program is comprehensive, we cannot insure against all risks, and we cannot be certain that all covered risks are adequately insured against or that we will be able to achieve or maintain similar levels of coverage throughout a vessel’s useful life. Furthermore, there can be no guarantee that any specific claim will be paid by the insurer or that it will always be possible to obtain insurance coverage at reasonable rates. More stringent environmental regulations at times in the past have resulted in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution. Moreover, under the terms of our bareboat charters, the charterer provides for the insurance of the vessel, and as a result, these vessels may not be adequately insured and/or in some cases may be self-insured. Any uninsured or under-insured loss has the potential to harm our business and financial condition or could materially impair or end our ability to trade or operate.

We currently carry the traditional range of main and liability insurance coverage for each of our vessels to protect against most of the accident-related risks involved in the conduct of our business. Specifically we carry:

•
Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collisions, grounding and weather and the coverage is usually to an agreed “insured value” which, as a matter of policy, is never less than the particular vessel’s fair market value. Cover is subject to policy deductibles which are always subject to change.

•	Increased value insurance augments hull and machinery insurance cover by providing a low-cost means of increasing the insured value of the vessels in the event of a total loss casualty.

•
Protection and indemnity insurance is the principal coverage for third party liabilities and indemnifies against such liabilities incurred while operating vessels, including injury to the crew, third parties, cargo or third party property loss (including oil pollution) for which the shipowner is responsible. We carry the current maximum available amount of coverage for oil pollution risks, $1 billion per vessel per incident.

•	War risks insurance covers such items as piracy and terrorism.

•	Freight, demurrage & defense cover is a form of legal costs insurance which responds as appropriate to the costs of prosecuting or defending commercial (usually uninsured operating) claims.

Not all risks are insured and not all risks are insurable. The principal insurable risks which nevertheless remain uninsured across the fleet are “loss of hire” and “strikes.” We do not insure these risks because the costs are regarded as disproportionate to the benefit.

The following table sets forth certain information regarding our insurance coverage as of December 31, 2010.

Type	Aggregate Sum Insured For All Vessels in our Existing Fleet

Hull and Machinery	$460.0 million (increased value insurance (including excess liabilities) provides additional coverage).
Increased Value (including Excess Liabilities)	Up to $180.0 million additional coverage in total.
Protection and Indemnity (P&I)	Pollution liability claims: limited to $1billion per vessel per incident.

The International Tanker Industry

The international seaborne transportation industry represents the most cost effective method of transporting large volumes of crude oil and refined petroleum products. Demand for oil tankers is dictated by world oil demand and trade, which is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States, China and India.

 Tanker demand, measured in tonne-miles, is a product of (a) the amount of cargo transported in tankers, multiplied by (b) the distance over which this cargo is transported. The distance is the more variable element of the tonne-mile demand equation and is determined by seaborne trading patterns, which are principally influenced by the locations of production and consumption. Seaborne trading patterns are also periodically influenced by geo-political events that divert tankers from normal trading patterns, as well as by inter-regional oil trading activity created by oil supply and demand imbalances. Tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity as well as the long-term impact of oil prices on the location and related volume of oil production. Tonnage of oil shipped is also influenced by transportation alternatives (such as pipelines) and the output of refineries.

While global oil demand returned to growth in 2010, the crude tanker market experienced on average a more limited improvement, as the supply of crude tankers remained at historically high levels. According to the International Energy Agency (the “IEA”), global oil product demand for 2010 has been revised as of 10th February to 87.8 mb/day compared to 85 mb/day during 2009. The IEA expects 2011 oil demand to grow by 1.7% to 89.3 mb/day.

Competition

Our business traditionally fluctuates in line with the main patterns of trade of crude oil and varies according to changes in the supply and demand for crude oil. We operate in markets that are highly fragmented, competitive and based primarily on supply and demand. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state owned); and independent ship-owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels we own, also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. We compete for charters on the basis of price; vessel location; size, age and condition of the vessel; acceptability of the vessel and its manager; and on our reputation as an owner and operator. Competition is also affected by the availability of other size vessels to compete in the trades in which we engage. We compete with other owners of tanker vessels, some of whom may also charter our vessels as customers.

We believe that Capital Maritime and Capital Ship Management are among a limited number of ship management companies that have undergone and successfully completed audits by six major international oil companies in the last few years, including audits with BP p.l.c., Royal Dutch Shell plc, Statoil ASA, Chevron Corporation, ExxonMobil Corporation and Total S.A. We believe that their ability to comply with the rigorous and comprehensive standards of major oil companies relative to less qualified or experienced operators will assist us in competing effectively for new charters.

Furthermore, under the Business Opportunities Agreement, we have a right to take advantage of certain business opportunities, including certain spot charter, period charter, bareboat charter and vessel purchase opportunities that may be attractive to Capital Maritime. We therefore do not expect that Capital Maritime will compete with us to a material extent, even though it is not contractually restricted from doing so. Please read “Item 7B: Related-Party Transactions—Business Opportunities Agreement” for more information.

Regulation

General

Our operations and our status as an operator and manager of ships are significantly regulated by international conventions, Class requirements, U.S. federal, state and local and foreign health, safety and environmental protection laws and regulations, including OPA 90, the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Port and Tanker Safety Act, the Act to Prevent Pollution from Ships, the U.S. Clean Air Act (“Clean Air Act”), as well as regulations adopted by the IMO and the European Union, various volatile organic compound air emission requirements, IMO/U.S. Coast Guard pollution regulations and various Safety of Life at Sea (“SOLAS”) amendments, as well as other regulations described below. In addition, various jurisdictions either have or are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. Compliance with these laws, regulations and other requirements could entail additional expense, including vessel modifications and implementation of certain operating procedures.

We are also required by various other governmental and quasi-governmental agencies to obtain permits, licenses and certificates for our vessels, depending upon such factors as the country of registry, the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew, the age and size of the vessel and our status as owner or charterer. Failure to maintain necessary permits, licenses or certificates could require us to incur substantial costs or temporarily suspend operations of one or more of our vessels.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will in the future impose greater inspection and safety requirements on all vessels in the shipping industry. In addition to inspections by us, our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (such as U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration P&I Clubs, charterers, and particularly terminal operators and major oil companies which conduct frequent vessel inspections.

Our vessels operate in full compliance with applicable environmental laws and regulations. However, because such laws and regulations frequently change and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these and any future requirements or the impact of these and any future requirements on the resale value or useful lives of our vessels.

United States Requirements

The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and the cleanup of oil spills, primarily through OPA 90 and CERCLA.

OPA 90 affects all vessel owners and operators shipping oil or petroleum products to, from, or within U.S. waters. The law phases out the use of tankers having single-hulls and can effectively impose unlimited liability on vessel owners and operators in the event of an oil spill. Under OPA 90, vessel owners, operators and bareboat charterers are liable, without regard to fault, for all containment and clean-up costs and other damages, including natural resource damages and economic loss without physical damage to property, arising from oil spills and pollution from their vessels. Effective July 31, 2009, the U.S. Coast Guard adopted interim regulations that adjusted the limits of OPA liability for double-hull vessels to the greater of $2,000 per gross ton or $17,088,000 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation), unless the incident was caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability was unlimited. In addition, OPA 90 does not preempt state law and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Coastal states have enacted pollution prevention, liability and response laws, many providing for unlimited liability. As a result of the oil spill in the Gulf of Mexico resulting from the explosion of the Deepwater Horizon drilling rig, bills have been introduced in both houses of the U.S. Congress to increase the limits of OPA liability for all vessels, including tanker vessels.

CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying any hazardous substances as cargo, or $0.5 million for any other vessel, per release of or incident involving hazardous substances. These limits of liability do not apply if the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

The financial responsibility regulations for tankers issued under OPA 90 also require owners and operators of vessels entering U.S. waters to obtain, and maintain with the U.S. Coast Guard, Certificates of Financial Responsibility, or COFRs, in the amount sufficient to meet the maximum aggregate liability under OPA 90 and CERCLA. All of our vessels that need COFRs have them.

We insure each of our tankers with pollution liability insurance in the maximum commercially available amount of $1.0 billion per incident. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business. OPA 90 requires that tankers over 5,000 gross ton calling at U.S. ports have double hulls if contracted after June 30, 1990 or delivered after January 1, 1994. Furthermore, OPA 90 calls for the phase-out of all single hull tankers by the year 2015 according to a schedule that is based on the size and age of the vessel, unless the tankers are retrofitted with double-hulls. All of the vessels in our fleet have double hulls.

OPA 90 also amended the Clean Water Act to require owners and operators of vessels to adopt contingency plans for reporting and responding to oil spill scenarios up to a “worst case” scenario and to identify and ensure, through contracts or other approved means, the availability of necessary private response resources to respond to a “worst case discharge.” In addition, periodic training programs and drills for shore and response personnel and for vessels and their crews are required. Our vessel response plans have been approved by the U.S. Coast Guard. The Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA 90 and CERCLA, discussed herein. The U.S. Environmental Protection Agency (the “EPA”) regulates the discharge into U.S. waters of ballast water and other substances incidental to the normal operation of vessels. Under the EPA, commercial vessels greater than 79 feet in length are required to obtain coverage under the Vessel General Permit, or VGP, by submitting a Notice of Intent. The VGP incorporates current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements and includes technology-based and water-quality based limits for other discharges, such as deck runoff, bilge water and gray water. Administrative provisions, such as monitoring, recordkeeping and reporting requirements, are also included. We have submitted NOIs for our vessels operating in U.S. waters and will likely incur costs to meet the requirements of the VGP. In addition, various states, such as Michigan and California, have also enacted, or proposed, legislation restricting ballast water discharges and the introduction of non-indigenous species considered to be invasive. These and any similar restrictions enacted in the future could include ballast water treatment obligations that could increase the cost of operating in the United States. For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost and/or otherwise restrict our vessels from entering certain U.S. waters.

The Clean Air Act (or CAA) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The Clean Air Act also requires states to draft State Implementation Plans (“SIPs”) designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Individual states, including California, have also attempted to regulate vessel emissions within state waters. California also has adopted fuel content regulations that will apply to all vessels sailing within 24 miles of the California coastline and whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. In addition, on March 26, 2010, IMO designated the area extending 200 miles from the U.S. territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Emission Control Areas under recent amendments to the Annex VI of MARPOL (discussed below).  These or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

International Requirements

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions. The MEPC adopted amendments to Annex VI to the MARPOL, which entered into force on July 1, 2010, regarding particulate matter, nitrogen oxide and sulfur oxide emissions. The revised Annex VI reduces air pollution from vessels by, among other things (i) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas. We may incur additional costs to comply with these revised standards. A failure to comply with Annex VI requirements could result in a vessel not being able to operate. All of our vessels are subject to Annex VI regulations. We believe that our existing vessels meet relevant Annex VI requirements and that our undelivered product tankers will be fitted with these emission control systems prior to their delivery.

The ISM Code, promulgated by the IMO, also requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. All of our ocean going vessels are ISM certified.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports.

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the “CLC”) (the United States, with its separate OPA 90 regime, is not a party to the CLC). Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain defenses. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability will be limited to approximately $7.1 million plus $989.2 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $140.7 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on December 31, 2010. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law regimes govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker oil. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). The Bunker Convention entered into force on November 21, 2008. We have made relevant arrangements and our entire fleet has been issued with a certificate attesting that insurance is in force in accordance with the insurance provisions of the convention.

IMO regulations also require owners and operators of vessels to adopt Shipboard Marine Pollution Emergency Plans (“SMPEPs”). Periodic training and drills for response personnel and for vessels and their crews are required. The SMPEPs required for our vessels are in place.

In addition, our operations are subject to compliance with the International Bulk Chemical (“IBC”) Code, as required by MARPOL and SOLAS for chemical tankers built after July 1, 1986, which provides ship design, construction and equipment requirements and other standards for the bulk transport of certain liquid chemicals. Under October 2004 amendments to the IBC Code (implemented to meet recent revisions to SOLAS and Annex II to MARPOL), some previously unrestricted vegetable oils, including animal fats and marine oils, must be transported in chemical tankers meeting certain double-hull construction requirements. Our vessels may transport such cargoes but are restricted as to the volume they are able to transport per cargo tank. This restriction does not apply to edible oils. In addition, those amendments require re-evaluation of the categorization of certain products with respect to their properties as marine pollutants, as well as related ship type and carriage requirements. Where necessary pollution data is not supplied for those products missing such data, it is possible that the bulk carriage of such products will be prohibited.

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships (the “Anti-fouling Convention”) which prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. The Anti-fouling Convention came into force on September 17, 2008 and applies to vessels constructed prior to January 1, 2003 that have not been in drydock since that date. The effective date of the Anti-fouling Convention was January 1, 2008. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and must undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. We have obtained Anti-Fouling System Certificates for all of our vessels that are subject to the Anti-Fouling Convention and do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, a new treaty may be adopted in the future that includes restrictions on shipping emissions. The European Union also has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the EPA is considering a petition from the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. In addition, climate change initiatives are being considered in the U.S. Congress.

Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate that restrict emissions of greenhouse gases could have a financial impact on our operations that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (“MTSA”) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security (“ISPS”) Code. Among the various requirements are:

•	on-board installation of automatic identification systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempted non-U.S. vessels from MTSA vessel security measures provided such vessels had on board, by July 1, 2004, a valid International Ship Security Certificate that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code and have ensured that our vessels are compliant with all applicable security requirements.

C.           Organizational Structure*

* As of March 31, 2011.

**Crude Carriers Investment Corp. has 49% of aggregate voting power in us.

Please also see Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2010.

D.	Property, Plants and Equipment

We do not own any real estate property. Other than our vessels, we do not have any material property. Our obligations under our credit facilities are secured by all our vessels. For further details regarding our credit facilities, please see “Item 5B: Liquidity and Capital Resources—Borrowings—Revolving Credit Facilities”.

Item 4B.	Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

You should read the following discussion of our financial condition and results of operations in conjunction with our audited consolidated Financial Statements and related notes included elsewhere in this Annual Report. Among other things, the Financial Statements include more detailed information regarding the basis of presentation for the following information. The Financial Statements have been prepared in accordance with U.S. GAAP and are presented in thousands of U.S. Dollars.

A.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a newly formed transportation company incorporated in the Marshall Islands in October 2009 to conduct a shipping business focused on the crude tanker industry. We had no meaningful operating history as an independent company prior to our IPO in March 2010. We operate a fleet of crude tankers that transport mainly crude oil and fuel oil along worldwide shipping routes. We were formed as a wholly owned subsidiary of Crude Carriers Investments Corp., an affiliate of Capital Maritime. Capital Maritime is an international shipping company with a long history of operating and investing in the shipping market. Our fleet currently consists of three Suezmax crude tankers and two VLCCs tankers with an average age of approximately 2.0 years as of March 31, 2011. As of December 31, 2010, Crude Carriers Investments Corp. owned 2,105,263 shares of Class B stock, reflecting a 13.15% ownership interest in us.

Our strategy focuses on maintaining and growing our cash flows, continuing to grow our fleet and maintaining and building on our ability to meet rigorous industry and regulatory safety standards. Notwithstanding the recent global economic downturn and the recent partial recovery, the likely strength and duration of which it is not possible to predict, our primary business objective is to pay a variable quarterly dividend based on our cash available for distribution less any reserves determined by our board subject to shipping, financial market and global economic developments. We intend to continue to evaluate, subject to the approval of our board of directors and overall market conditions, potential opportunities to acquire both newbuildings and second-hand vessels (including, potentially, through the combination with other shipping businesses) and leverage the expertise and reputation of Capital Maritime in a prudent manner that is accretive to our shareholders. Please see “—Factors Affecting our Future Results of Operations” below.

Please also see “Item 4B: Business Overview” above, for a description of the historical development of our company and a description of the significant acquisitions and financial events to date and “Item 4B: Business Overview—Our Fleet” for more information regarding our vessels,  “Item 5B: Liquidity and Capital Resources—Net Cash Used in Investing Activities” and Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding any acquisitions, including a detailed explanation of how they were accounted for  and “Item 7B: Related-Party Transactions” for a description of the terms of certain transactions.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their products. Currently, four of the five vessels in our fleet are under spot index-related time charter agreements with Shell expected to expire between May and August of this year. For the year ended December 31, 2010 Shell, Petrobras and Respsol accounted for 67%, 11% and 11% of total revenue, respectively. For the years ended December 31, 2009 and December 31, 2008 only the M/T Miltiadis M II was in operation as part of Capital Maritime’s fleet. For the year ended December 31, 2009 Clearlake Shipping Ltd, ST Shipping and Transport Pte and Standard Tankers Bahamas (an affiliate of Exxon Mobil) accounted for 46%, 24% and 16% of total revenue, respectively. For the year ended December 31, 2008 Petroleo Brasileiro SA, Sun International LTD, Valero Marketing and Supply Company, Petro-Canada and British Petroleum Shipping Limited accounted for 31%, 12%, 11%, 10% and 10% of total revenue, respectively. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.

Please read “Item 4B: Business Overview—Our Fleet”, “—Our Charters” and “—Profit Sharing Arrangements” for additional details regarding these types of contractual relationships as well as a detailed description of the length and daily charter rate of our charters and information regarding the calculation of our profit share arrangements.

Accounting for Acquisition and Disposal of Vessels

The Company accounted for the acquisition of the vessel-owning company of the M/T Miltiadis M II, as a transfer of equity interest between entities under common control as, upon entering into a share purchase agreement to acquire the shares of Cooper Consultants Corp., the vessel-owning company of the Miltiadis M II, prior to our IPO, the Company and the vessel-owning company of the M/T Miltiadis M II were under common control. For a combination between entities under common control, the purchase cost provisions (as they relate to purchase business combinations involving unrelated entities) explicitly do not apply; instead the method of accounting prescribed by accounting standards for such transfers is similar to pooling-of-interests method of accounting. All assets, liabilities and equity other than the vessels’ related charter agreement and related permits were retained by Capital Maritime. The vessel has been recorded in the Company's financial statements at its carrying amount (historical cost) which was reflected in Capital Maritime’s consolidated financial statements at the time of transfer to the Company.

In the case of the acquisition of the shares of the vessel-owning companies of the M/T Alexander the Great and the M/T Achilleas, which were vessels under construction at the time they were acquired by the Company from Capital Maritime, the Company accounted for the acquisition of these two vessels as acquisition of assets from entities under common control as prior to our IPO the Company and the vessel-owning companies of the M/T Alexander the Great and the M/T Achilleas were under common control. The two vessels were transferred to the Company at their respective historic cost reflected in Capital Maritime’s consolidated financial statements at the time of their transfer.

The Company accounted for the acquisition of the M/T Amoureux and the M/T Aias from third parties as acquisitions of assets. These vessels were recorded at their acquisition cost.

For detailed information on how we have accounted for the transfers of vessels please see Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein.

Limited Operating History

Below we discuss various factors that we believe will affect our future results as well as the historic results of operations. As you review and evaluate this discussion you should recognize that we had no meaningful operating history as an independent company prior to our IPO in March 2010 and that the discussion of historical results is for a single vessel, the M/T Miltiadis M II, which we acquired from Capital Maritime and operated as part of our fleet in 2010. Accordingly, the presentation of historical results for the M/T Miltiadis M II in 2009, 2008 and 2007, and the results for our full fleet in 2010 is not likely to be indicative of results that may be expected in the future.

Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, financial, credit, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. The world economy experienced a major global economic slowdown during 2008-2009 and parts of 2010, as well as a severe deterioration in the banking and credit markets which had a negative impact on world trade and which may affect our ability to obtain financing as well as further impact the values of our vessels and the charters we are able to obtain for our vessels. The pace of recovery of the world economy and demand for oil and oil products and the deliveries of newbuilding vessels will affect the shipping industry in general and our future results.  Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	levels of crude oil and oil product demand and inventories;

•	spot market rates, freight and charter hire levels and our ability to re-charter our vessels as their charters expire;

•
our ability to repay our debt as it becomes due, and, in the event we elect to convert the facility into a term loan facility, to comply with the repayment schedule when amortization commences in September 2011;

•
our ability to comply with the covenants in our credit facilities, including covenants relating to the maintenance of asset value ratios and the exercise of the term-out option in our revolving credit facility;

•	the supply of crude oil tankers and factors affecting supply, including the number of newbuildings entering the world tanker fleet each year;

•	the ability to increase the size of our fleet and make additional acquisitions that are accretive to our shareholders;

•	the ability of Capital Maritime’s commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	our ability to benefit from new maritime regulations concerning the phase-out of single-hull vessels and the more restrictive regulations for the transport of certain products and cargoes;

•	the effective and efficient technical management of our vessels;

•	Capital Maritime’s ability to obtain and maintain major international oil company approvals and to satisfy their technical, health, safety and compliance standards; and

•	the strength of and growth in the number of our customer relationships, especially with major international oil companies and major commodity traders.

In addition to the factors discussed above, we believe certain specific factors have impacted, and will continue to impact, our results of operations. These factors include:

•	the freight and charter hire earned by our vessels under voyage, spot charters, time and bareboat charters;

•	the level of voyage and operating expenses we incur for the running of our fleet;

•	the utilization level of our fleet;

•	our access to debt, and equity and the cost of such capital, required to acquire additional vessels and/or to implement our business strategy;

•
our ability to comply with the covenants in our revolving credit facility, including covenants relating to the maintenance of asset value ratios, as the recent decline in asset values and charter rates may limit our ability to pursue our business strategy;

•	the prevailing spot market rates and the number of our vessels which we operate on the spot market;

•	our ability to sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal; and

•	the level of any dividends on our common stock.

Please read “Risk Factors” above for a discussion of certain risks inherent in our business and “Item 11: Quantitative and Qualitative Disclosures About Market Risk” for additional information regarding certain factors affecting our business.

Factors to Consider When Evaluating Our Results

We believe it is important to consider the following factors when evaluating our results of operations:

•
Financial Statements. Our Financial Statements include the balance sheets and the results of operations of different numbers of vessels. For the years ended December 31, 2009 and 2008 only the M/T Miltiadis M II was in operation. During 2010 we acquired four additional vessels; the M/T Alexander the Great, the M/T Achilleas, the M/T Amoureux and the M/T Aias. Please read Note 1 of our Financial Statements included herein for a description of the financial treatment of vessel acquisitions and dispositions. The table below shows the periods for which the results of operations and cash flows for each vessel-owning subsidiary are included in our Financial Statements.

VESSEL INCLUSION IN FINANCIAL STATEMENTS
Vessel	Incorporation date of VOC*	Date acquired by Capital Maritime	Date acquired by us	Vessel included in Financial Statements for the year ended December 31, 2010 as of below date:
M/T Alexander the Great	01/26/2010	03/26/2010	03/26/2010	03/26/2010
M/T Miltiadis M II	04/06/2006	04/26/2006	03/31/2010	01/01/2010
M/T Amoureux	04/14/2010	-	05/10/2010	05/10/2010
M/T Aias	04/14/2010	-	06/03/2010	06/03/2010
M/T Achilleas	01/26/2010	06/25/2010	06/25/2010	06/25/2010
* VOC: Vessel-Owning Subsidiary

•
Different Financing Arrangements. The M/T Miltiadis M II was purchased by Capital Maritime in 2006 under that company’s financing arrangements with terms that differ significantly from our revolving credit facility currently in place which we have used to finance the acquisition of the M/T Achilleas and the M/T Aias. For a description of our revolving credit facility please see “—Liquidity and Capital Resources—Revolving Credit Facilities” below.

•	Different Structure of General and Administrative Expenses. Since our IPO we have incurred certain general and administrative expenses as a publicly listed company that we had not previously incurred.

•
The Size of our Fleet Continues to Change. At the time of our IPO, only one of the vessels in our fleet was in operation. The remaining four vessels were delivered to us between March and June 2010. We intend to continue to evaluate potential acquisitions of vessels or other shipping businesses in a prudent manner that is accretive to our distributable cash flow per share.

Results of Operations

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Results for the years ended December 31, 2010 and December 31, 2009 differ primarily due to the increase in the number of vessels in our fleet. For the year ended December 31, 2010 the average number of our vessels was 3.52 compared to one for the year ended December 31, 2009.

Total Revenues

Time and voyage charter revenues amounted to approximately $55.9 million for the year ended December 31, 2010, as compared to $16.9 million for the year ended December 31, 2009. The increase of $39.0 million is primarily attributable to the increase in the number of vessels in our fleet. During 2010 one of our vessels was in operation for the whole year and four vessels for part of the year whereas in 2009 our only vessel, the Miltiadis M II, operated under time and voyage charters. Time and voyage charter revenues are mainly comprised of the charter hire received and are affected by the number of days our vessels operate, the average number of vessels in our fleet and the charter rates. Please read “Item 4B: Business Overview—Our Fleet” and “—Our Charters” for information about the charters on our vessels, including daily charter rates.

Voyage Expenses

Voyage expenses for the year ended December 31, 2010, amounted to $19.1 million, of which $0.6 million represented commissions which were incurred under the commercial management agreement with our manager, as compared to $6.3 million for the year ended December 31, 2009. Voyage expenses for the year ended December 31, 2010 consisted primarily of bunker consumption, port and canal costs and commissions payable under our voyage and charter agreements. The higher voyage expenses in 2010 were primarily due to the increase in the number of vessels in our fleet. During 2009 our vessel’s voyage expenses consisted primarily of bunker consumption commissions and port and canal costs.

Voyage expenses are direct expenses to voyage revenues and primarily consist of commissions, port expenses, canal dues and bunkers. Voyage costs, except for commissions, are paid for by the charterer under time charters and by the owner under voyage charters.

Vessel Operating Expenses

For the year ended December 31, 2010, our vessel operating expenses amounted to approximately $10.2 million, of which $1.0 million was incurred under the management agreement with our manager and 0.1 million was incurred from the management agreement that the vessel-owning company of the M/T Miltiadis M II had in place with Capital Maritime before its acquisition by us on March 30, 2010. For the year ended December 31, 2009, our vessel operating expenses amounted to approximately $3.0 million, representing actual costs incurred by the vessel-owning company of the M/T Miltiadis M II which was operated as part of Capital Maritime’s fleet.

Vessel operating expenses are all expenses relating to the operation of the vessel, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and other miscellaneous expenses.

Increases to vessel operating expenses are primarily attributable to increases in the number of vessels we operate.

General and Administrative Expenses

General and administrative expenses amounted to $3.3 million for the year ended December 31, 2010 and include board of directors and officers’ fees and expenses, audit fees other fees related to the expenses of the publicly traded company and a $0.8 million non-cash allocation related to the share based compensation expense. For the year ended December 31, 2009 we did not incur any similar general and administrative expenses.

Vessel depreciation

Vessel depreciation of fixed assets amounted to $11.3 million for the year ended December 31, 2010 as compared to $3.4 million for the year ended December 31, 2009, primarily due to the increased number of vessels in our fleet.

The amount of depreciation for the year ended December 31, 2010 represents depreciation on one vessel for the whole year and on four vessels for part of the year. The amount of depreciation for the year ended December 31, 2009 represents depreciation on one vessel for the whole year. Depreciation is expected to increase if the number of vessels in our fleet increases.

Other operating income

Other operating income for the year ended December 31, 2010 amounted to $1.3 million and represents ballast bonus we received from a charterer for one of our vessels the M/T Miltiadis M II. During 2009 and 2008 the Company had no other operating income.

Other Expense, Net

Other expense, net for the year ended December 31, 2010, was approximately $3.4 million as compared to $0.5 million for the year ended December 31, 2009. This increase is primarily due to the interest paid under our revolving credit facility and the amortization of the issuance costs of this facility.

The 2010 amount represents interest expense and amortization of financing charges and bank charges of $3.7 million and interest and other income for the period of $0.3 million. The 2009 amount represents interest expense and amortization of financing charges and bank charges of $0.5 million.

Net Income

Net income for the year ended December 31, 2010, amounted to $9.9 million as compared to $3.7 million for the year ended December 31, 2009. For a list of factors which we believe are important to consider when evaluating our results, please refer to the discussion under “— Factors to Consider When Evaluating Our Results” and “— Results of Operations”  above.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The results of operations for the years ended December 31, 2009 and December 31, 2008 are not indicative of the results that may be expected in the future and as such we do not believe that a presentation of the comparison of the results of operations for these years would be useful to our investors or provide meaningful information regarding our current results of operations as the number of vessels, chartering agreements, nature of operating expenses and management and financing arrangements in place during these two years differ significantly from the arrangements in place as of the time of our IPO.

In particular, for the year ended December 31, 2009, only one of the vessels in our current fleet was in operation and was managed as part of Capital Maritime’s fleet under a different management structure. Furthermore, the vessel in operation was purchased under financing arrangements with terms that differ from those of our current revolving credit facility which we used to finance the acquisition (or part thereof) of the remaining vessels in our fleet. Finally, we do not believe that the presentation of information regarding the charter agreements the Miltiadis M II operated under in 2009 and 2008 is useful to our investors due to the significant fluctuation in spot rates over time.

B.	Liquidity and Capital Resources

As at December 31, 2010, total cash and cash equivalents were $10.9 million, restricted cash was $5.0 million, and total liquidity including cash and undrawn long-term borrowings was $81.3 million.

As at December 31, 2009, there were no cash and cash equivalents as all the income earned by the vessel-owning company of the M/T Miltiadis M II was transferred to the management company of the vessel.

We anticipate that our primary sources of funds for our liquidity needs will be cash flows from operations. As our vessels come up for rechartering, depending on the prevailing market rates, we may not be able to recharter them at levels similar to their current charters which may affect our future cash flows from operations. Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings.  We expect that we will rely upon internal and external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund any acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the Business Opportunities Agreement or acquisitions from third parties.

As at December 31, 2010, we had $65.4 million in undrawn amounts under our credit facilities, compared to $0 from the year ended December 31, 2009.

Total Stockholders’ Equity as of December 31, 2010, amounted to $277.6 million, which reflects an increase of $230.8 million from the year ended December 31, 2009. This increase is primarily due to the proceeds we received at the completion of our IPO.

Notwithstanding the recent global economic downturn and the recent recovery, the likely strength and duration of which it is not possible to predict and subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

Our cash flow statements reflect the operations of the Company and include proceeds from our IPO, proceeds from our revolving credit facility, payment of dividends to our shareholders, payments made to our Manager according to our management agreement, expenses incurred by us while operating the vessels currently in our fleet, including expenses associated with voyage and operating expenses and interest repayment of our revolving credit facility, as well as certain payments made by us to shipyards prior to the delivery of the relevant vessel.

Our cash flow statements also reflect the operations of the vessel-owning company of the M/T Miltiadis M II for the years ended December 31, 2009 and 2008 and for the period from January 1, 2010 to March 30, 2010 when the vessel was operated as part of Capital Maritime’s fleet and include voyage and operating expenses, dry docking costs and repayment of the loan Capital Maritime had entered into on behalf of the respective vessel-owning company.

Please see the table “Vessel Inclusion in Financial Statements” included in “—Factors to Consider When Evaluating Our Results” above for additional information.

The following table summarizes our cash and cash equivalents provided by / (used in) operating, financing and investing activities for the years presented in millions:

	2010	2009	2008
Net Cash Provided by Operating Activities	$18.8	$3.2	$20.9
Net Cash (Used in) Investing Activities	$(404.3)	$-	$-
Net Cash Provided by / (Used in) Financing Activities	$396.4	$(3.2)	$(20.9)

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased to $18.8 million for the year ended December 31, 2010 from $3.2 million for the year ended December 31, 2009 primarily due to the higher number of vessels operated in 2010. During 2010 one of our vessels was in operation for the whole year and four vessels for part of the year whereas in 2009 our only vessel, was the Miltiadis M II. For an explanation of why our historical net cash provided by operating activities is not indicative of net cash provided by operating activities to be expected in future periods, please read “—Factors to Consider when Evaluating our Results” and “— Results of Operations”  above.

Net Cash Used in Investing Activities

Cash is used primarily for vessel acquisitions and changes in net cash used in investing activities are primarily due to the number of vessels acquired in the relevant period. We expect to rely primarily upon external and internal financing sources, including bank borrowings and the issuance of debt and equity securities as well as cash in order to fund any future vessels acquisitions or expansion and investment capital expenditures.

For the year ended December 31, 2010, net cash used was comprised of:

A.	Vessel acquisitions of $399.3 which is analyzed as follows:

•	$194.3 million, representing the construction cost plus initial expenses of the M/T Alexander the Great and the M/T Achilleas; and

•
$205.0 million, representing the acquisition cost of the M/T Miltiadis M II, the M/T Amoureux and the M/T Aias. This amount also includes the 1% sales and purchase commission of $1.3 million on the acquisition price of the M/T Aias and the M/T Amoureux which was paid to Capital Maritime under the terms of our management agreement; and

B.	$5.0 million representing the increase to our restricted cash which is the minimum amount of free cash we were required to maintain under our revolving credit facility for the period.

Net Cash Provided by Financing Activities

Net cash provided by financing activities amounted to $396.4 million for the year ended December 31, 2010, as compared to net cash used in financing activities $3.2 million for the year ended December 31, 2009.

For the year ended December 31, 2010, we successfully completed our IPO receiving proceeds of $278.5 million after the deduction of the underwriters’ commissions and including proceeds of $40.0 million from the capital contribution made by Crude Carriers Investment Corp. Total expenses paid in connection with our IPO were $0.7 million. During 2009 there were no equity issuances to third parties.

Proceeds from the issuance of long-term debt for the years ended December 31, 2010 and 2009 were $134.6 million and $0 million respectively.

Repayment of related party-debt for the year ended December 31, 2010 and 2009 amounted to $0.8 and $3.2 million respectively reflecting principal repayments of the debt of the M/T Miltiadis M II made by Capital Maritime at the time that the vessel was operated as part of its fleet.

Payment of loan issuance costs for the year ended December 31, 2010 amounted to $2.2 million reflecting the issuance costs of our revolving credit facility. For the year ended December 31, 2009 no loan issuance costs were incurred.

Commission paid on the acquisition price of each of the M/T Alexander the Great and the M/T Achilleas, both of which were acquired from an entity under common control, reflecting the 1% sales and purchase commission paid to Capital Maritime under the terms of our management agreement. For the year ended December 31, 2010, such commissions amounted to $1.9 million. There were no such sales and purchase commissions during 2009.

During the year ended December 31, 2010 we paid dividends of $11.0 million to our shareholders. During the year ended December 31, 2009 and 2008, we did not pay any dividends to our shareholders.

Borrowings

Our long-term third party borrowings are reflected in our balance sheet as “Long-term debt” and as current liabilities in “Current portion of long-term debt.” As of December 31, 2010, long term debt amounted to $124.9 million, compared to $0 million as of December 31, 2009. The current portion of long term debt for year 2010 was $9.7 million compared to $0 million as of December 31, 2009. Related party debt is reflected in our balance sheet as “Long-term related-party debt” and as “Current portion of related-party long term debt.” As of December 31, 2010, the long-term related-party debt and the current portion of related-party long term debt were both $0 million. As of December 31, 2009, long-term related-party debt and current portion of related-party long term debt was $29.3 and $3.2 million respectively.

Revolving Credit Facilities

On March 31, 2010, the Company entered into a loan agreement with Nordea Bank Finland PLC, London branch, for a $100 million revolving credit facility. On April 22, 2010, the Company replaced the $100 million facility with a facility of $150 million, by increasing the commitment amount by $50.0 million. Of the $150 million, it was agreed that an amount of up to $140 million (the “Acquisition facility”) could be used to finance the acquisition of crude oil carriers and an amount of up to $10 million (the “Working Capital facility”) could be used for general corporate purposes. On June 2 and June 22, 2010 the Company drew the amount of $59.58 million and $75 million from the Acquisition facility in order to partially finance the acquisition of the M/T Aias and the M/T Achilleas, respectively. On September 30, 2010, the Company amended and restated its revolving credit facility to increase its borrowing capacity from $150 million to $200 million. The Company also has the option to convert the revolving credit facility into a term loan facility twelve months following any drawdown. If the revolving credit facility is converted into a term loan, the repayment schedule will be based on a nine-year amortization profile (for the calculation of the quarterly installments) but with the final payment due in March 2015. The amortization of any outstanding amounts under our revolving credit facility is expected to start in September 2011. The Company expects either to exercise this option and convert the existing revolving credit facility into a term loan upon maturity or to repay the revolving credit facility by raising capital subject to market conditions. The credit facility bears interest at Libor plus a margin of 3%; once the facility is converted into a term loan facility, the margin will be increased to 3.25% for the amounts that are considered to be a term loan. The loan commitment fees are calculated at 1% p.a. on any undrawn amount and are paid quarterly.

As of December 31, 2010, we had $65.4 million in undrawn amounts under our revolving credit facility.

Loan interest expense for the period from March 31, 2010 to December 31, 2010, amounted to $2.5 million. The weighted average interest rate as of December 31, 2010 was 3.29%.

Borrowings under our revolving credit facility are jointly and severally secured by the vessel-owning companies of the collateral vessels. The credit facility also contains customary ship finance covenants, including restrictions as to changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels. We also may not be able to pay dividends to our shareholders if we are not in compliance with certain financial covenants and ratios described below or upon the occurrence of an event of default or if the aggregate market value of our collateralized vessels is less than 160% of the aggregate amount outstanding under the facility. In the event the facility is converted into a term loan, this percentage will increase to 180% of the aggregate outstanding principal amount.

In addition to the above, our revolving credit facility requires us to maintain minimum free consolidated liquidity of at least $1.0 million per collateralized vessel, maintain a ratio of EBITDA to net interest expense of at least 3.00 to 1.00 on a trailing four-quarter basis and maintain a ratio of Stockholders’ Equity to total assets of no less than 30:100.

As of December 31, 2010 we were in compliance with all financial debt covenants.

If the Company exercises the option to convert its revolving credit facility into a term loan, the loan repayments to be made subsequent to December 31, 2010 are as follows:

	Bank loans repayment schedule
Year ending December 31,	i	ii	Total
2011	4,964	4,688	9,652
2012	9,930	9,375	19,305
2013	9,930	9,375	19,305
2014	9,930	9,375	19,305
2015	24,826	42,187	67,013
Total	$ 59,580	$ 75,000	$ 134,580

Our ability to comply with the covenants and restrictions contained in our revolving credit facility and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, including interest rate developments, changes in the funding costs of our banks and changes in asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our revolving credit facility, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our revolving credit facility are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios set out above. The recent global economic downturn has had an adverse effect on tanker asset values which is likely to persist if the economic slowdown resumes.  If the estimated asset values of the vessels in our fleet continue to decrease, such decreases may limit the amounts we can drawdown under our credit facilities to purchase additional vessels and our ability to expand our fleet. In addition, we may be obligated to pre-pay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities. A decline in the market value of our vessels could also lead to a default under any prospective credit facility to which we become a party, affect our ability to refinance our credit facilities and/or limit our ability to obtain additional financing.

C.	Research and Development, Patent and Licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standard. Such expenditures are insignificant and they are expensed as they are incurred.

D.	Trend Information

Please see discussion in Item 5.A “Management’s Discussion and Analysis of Financial Condition and Results of Operations” above.

E.	Off-Balance Sheet Arrangements

As of the date of this Annual Report, we have not entered into any off-balance sheet arrangements.

F.	Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2010 (in thousands of U.S. Dollars).

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations (1)	$134,580	$9,652	$38,610	$86,318	$-
Interest Obligations (2)	21,894	4,629	11,059	6,206	-
Management fees (3)	17,454	1,579	3,265	3,406	9,204
Total:	$173,929	$15,860	$52,934	$95,930	$9,204
_________________
(1)	Calculations for the Long-term Debt Obligations have been based on the assumption that the Company will exercise the option to convert its revolving credit facility into a term loan.
(2)	Calculations for interest obligations, have been based on:
•	margin of 3% up to 6/2/2011 and 3.25% for the remaining of 2011 plus a Libor of 0.2859% which represents the last interest roll-over of our revolving credit facility in 2010;
•	Bloomberg forward rates plus a margin of 3.25% thereafter.
(3)
Management fees represent fees for the provision of technical services provided by our Manager pursuant to the Management agreement. Calculations for the management fees have been based on an annual increase of 2.2% which represents the United States of America year on year consumer price index as published in March 2011.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a higher degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 (Significant Accounting Policies) to our Financial Statements included herein for more information.

Revenue Recognition: Revenues are generated from voyage and time charter agreements. If a time or voyage charter agreement exists, the price is fixed, service is provided and the collection of the related revenue is reasonably assured, revenues are recorded over the term of the charter as service is provided and recognized on a pro-rata basis over the duration of the charter. A voyage is deemed to commence upon the later of the completion of discharge of the vessel’s previous cargo or upon vessel arrival to the agreed upon port based on the terms of a voyage contract that is not cancelable and voyage is deemed to end upon the completion of discharge of the delivered cargo. A time charter contract is deemed to commence from the time of the delivery of the vessel to an agreed port and is deemed to end upon the re-delivery of the vessel at an agreed port and adjusted for the off-hire days that a vessel spends undergoing repairs, maintenance or upgrade work. We do not begin recognizing voyage or time charter revenue until a charter contract has been agreed to both by us and the charterer. Revenues from profit sharing arrangement in our time charters allowing us to receive 50 percent of any additional revenues earned by the vessels in excess of the base rate over the period that the actual voyage took place. Revenues from profit sharing are recognized in the period earned. Demurrage income, which is included in voyage revenues, represents payments received from the charterer when loading; waiting time to pass straits, canals or discharging time exceeded the stipulated time in the voyage charter and is recognized when earned.

Vessels’ lives and impairments: The carrying value of each of our vessels represents its original cost (contract price plus initial expenditures) at the time of delivery or purchase less accumulated depreciation or impairment charges. Depreciation is calculated based on the vessel’s capitalized costs using the straight line method over an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard, after considering the estimated residual value. Residual value calculation is based upon a vessel’s lightweight tonnage multiplied by a scrap rate of $180 per light weight ton which represents management’s best estimate of what we expect to receive at the end of the vessel’s useful life. In the shipping industry, the use of a 25-year vessel life for tankers has become the prevailing standard. However, the actual life of a vessel may be different, with a shorter life potentially resulting in an impairment loss. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on the vessel lives of our current fleet.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of new buildings. However, during the year ended December 31, 2009 and 2010, market conditions changed significantly as a result of the credit crisis and resulting slowdown in world trade. Charter rates for tanker vessels decreased and values of assets were affected. We considered these market developments as indicators of potential impairment of the carrying amount of our assets. We performed the undiscounted cash flow test as of December 31, 2010 and 2009, determining undiscounted projected net operating cash flows for the vessels and comparing it to the vessels’ carrying value. In developing estimates of future cash flows, we made assumptions about future charter rates, utilization rates, ship operating expenses, future dry docking costs and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations that are in line with our historical performance and our expectations for the vessels’ utilization under our deployment strategy. Based on these assumptions we determined that the undiscounted cash flows support substantially the vessels’ carrying amounts as of December 31, 2010 and 2009.

Item 6.	Directors, Senior Management and Employees.

Our board of directors and executive officers will oversee and supervise our operations. Subject to this oversight and supervision, our operations will be managed generally by our Manager under the terms of our Management Agreement, pursuant to which our Manager and its affiliates provide to us commercial, technical, administrative and strategic services. Please read “Item 7B: Related-Party Transactions—Management Agreement” for additional information about this agreement.

Our Chairman and Chief Executive Officer. Evangelos M. Marinakis and our President, Ioannis E. Lazaridis, allocate their time between managing our business and affairs, directly as our officers and indirectly as officers of our Manager, and the business and affairs of Capital Maritime and Capital Product Partners LP. The amount of time that our Chairman and Chief Executive Officer and our President will allocate among our business and the businesses of Capital Maritime and Capital Product Partners LP will vary from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. Our officers and individuals providing services to us or our future subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Capital Maritime or its affiliates. The amount of time our officers allocate among our business and the businesses of Capital Maritime varies significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. While there will be no formal requirements or guidelines for the allocation of our officers’ time between our business and Capital Maritime’s, our officers’ performance of their duties will be subject to the ongoing oversight of our board of directors and we intend to cause our officers to devote as much time to the management of our business and affairs as is necessary for the proper fulfillment of their duties and obligations.

A.	Directors and Senior Management

Name	Age	Position*

Evangelos M. Marinakis	43	Chairman of the Board of Directors, Chief Executive Officer and Class I Director
Gregory J. Timagenis	65	Class I Director
Richard C. Sages	54	Class I Director
Andreas C. Konialidis	33	Chartering Manager and Class II Director
Pierre de Demandolx Dedons	70	Class II Director
Gerasimos G. Kalogiratos	33	Chief Financial Officer and Class III Director
Socrates Kominakis	43	Class III Director
Dimitris P. Christacopoulos	40	Class II Director
Ioannis E. Lazaridis	43	President
Karsten Djuve	42	Chief Commercial Officer

* The term of our Class I directors expires in 2013, the term of our Class II directors expires in 2012 and the term of our Class III directors expires in 2011.

The table above provides information about our directors and executive officers as of March 31, 2011. Biographical information with respect to each of our directors, our director nominees and our executive officers is set forth below. The business address for our directors and executive officers listed above is 3 Iassonos Street, Piraeus, 18537 Greece.

Evangelos M. Marinakis, Director, Chairman of the Board and Chief Executive Officer.

Mr. Marinakis joined our board of directors on March 1, 2010 and serves as the Chairman of the Board and as our Chief Executive Officer. Mr. Marinakis has served as the Chairman of the Board of Capital Product Partners L.P. since its inception in 2007 and has also served as Capital Maritime’s Chief Executive Officer and as a director since its incorporation in March 2005. From 1992 to 2005, Mr. Marinakis was the Commercial Manager of Capital Ship Management and oversaw the businesses of the group of companies that currently form Capital Maritime. For the past 15 years, Mr. Marinakis has also been active in various other family businesses, all related to the shipping industry. During this time he founded Curzon Maritime Limited, a shipping broker, and Express Sea Transport Corporation, an international vessel operator. Mr. Marinakis began his career as a Sale & Purchase trainee broker at Harley Mullion in the UK, and then worked as a chartering broker for Elders Chartering Limited, also in the UK. Mr. Marinakis holds a B.A. in International Business Administration and an MSc in International Relations from the United States International University Europe, London.

Ioannis E. Lazaridis, President.

Mr. Lazaridis joined our company as President on March 1, 2010. Mr. Lazaridis has served as Chief Executive and Chief Financial Officer of Capital Product Partners L.P., a Nasdaq-listed company, since its formation in January 2007. Mr. Lazaridis also has served as Capital Maritime’s Chief Financial Officer and as a director of Capital Maritime since its incorporation in March 2005. From 2004 to March 2005, Mr. Lazaridis was employed by Capital Maritime’s predecessor companies in the same capacity. From 1996 to 2004, Mr. Lazaridis was employed by Credit Agricole Indosuez Cheuvreux in London, where he worked in the equity department. From 1993 to 1996, Mr. Lazaridis was employed by Kleinwort Benson in equity sales and from 1990 to 1993 he was employed by Norwich Union Investment Management. Mr. Lazaridis holds a B.A. degree in economics from the University of Thessaloniki in Greece and an M.A. in Finance from the University of Reading in the United Kingdom. He is also an Associate at the Institute of Investment Management and Research in the United Kingdom.

Gerasimos G. Kalogiratos, Director and Chief Financial Officer.

Mr. Kalogiratos joined our board of directors on March 1, 2010 and serves as our Chief Financial Officer. Mr. Kalogiratos joined Capital Maritime & Trading Corp. in 2005 and currently serves as Finance Director. His responsibilities include the newbuilding commercial projects (including contract negotiations and financing) and vessel sales & acquisitions. He was part of the team that completed the IPO of Capital Product Partners L.P. in 2007 and currently acts as Capital Product Partners L.P.’s Investor Relations Officer. From 1998 to 2000, Mr. Kalogiratos was employed by Attalos Securities S.A. in Greece, where he worked in the equities sales department. Before he joined Capital Maritime, he completed his MA in European Politics and Economics at the Humboldt University and subsequently worked for the European Politics Department of the Frei University in Germany. Mr. Kalogiratos holds a B.A. degree in Politics, Philosophy and Economics from the University of Oxford in the United Kingdom.

Andreas C. Konialidis, Director and Chartering Manager.

Mr. Konialidis joined our board of directors on March 1, 2010 and serves as our Chartering Manager. Mr. Konialidis has over 11 years experience in the shipping industry. Since 2005, Mr. Konialidis has been the chartering director for Curzon Maritime Ltd, a brokerage and consultancy firm based in London, where he has developed and overseen the chartering activities of the Capital Maritime group’s tanker operations with a particular emphasis on Suezmaxes and product carriers. From 2003 to 2005, Mr. Konialidis was a chartering executive for National Shipping Company of Saudi Arabia’s fleet of modern VLCCs operating on the spot market. Prior to that Mr. Konialidis served 5 years as a chartering broker for Elka Shipping (London) Ltd, the chartering arm of a large operator of Aframax, Suezmax and VLCC tankers. He holds a BSC in Maritime Business and Maritime Law from the University of Plymouth.

Gregory J. Timagenis, Director.

Mr. Timagenis joined our board of directors on March 1, 2010. He previously served as the Chairman of the Board of Capital Maritime & Trading Corp. since its incorporation in March 2005. He is the senior partner at Timagenis Law Firm. Mr. Timagenis’ practice has centered around maritime, banking and finance law, capital markets and mergers and acquisitions. He has 40 years of practice in all litigious and non litigious aspects of maritime law and he has acted as legal advisor to a number of listed companies. In addition to his practice as an attorney, Mr. Timagenis has been chairman of the board of Seamen’s Pension Fund (1989-1995 and 2009 to 2010) and has lectured at the University of Athens and the Naval Academy and has acted as an arbitrator for the Greek Chamber of Shipping as well as in ICC arbitrations. Mr. Timagenis holds degrees in law, economics and political science from the University of Athens, a master’s degree and a PhD in law from the University of London.

Pierre de Demandolx Dedons, Director.

Mr. de Demandolx Dedons joined our board of directors on March 1, 2010. He previously served as a director of Capital Maritime. Mr. de Demandolx Dedons has been involved in the shipping industry in various capacities for over forty years and since 1997 has been primarily a shipping consultant. From 1984 to 1997, Mr. de Demandolx Dedons was employed by Groupe WORMS & Cie, a French financial, insurance and transportation company, where he held several positions in the organization, including Deputy General Manager of Cie Navale Worms (which became Compagnie Nationale De Navigation in 1986) and General Manager in charge of Finance—Tankers and Offshore, a position he held from 1991 to 1996. From 1986 to 2004, Mr. de Demandolx Dedons was a member of the board of directors of UK P&I Clubs. Prior to this involvement, from 1975 to 1984, Mr. de Demandolx Dedons was active in the French Shipowners’ Association in Paris, serving as its Deputy General Manager from 1975 to 1977 and as its General Manager from 1977 to 1984. He currently sits on a number of boards of directors both in Europe and the United States, including Seacor Holdings Inc., a company listed on the NYSE. Mr. de Demandolx Dedons holds a bachelor’s degree in politics and a bachelor’s degree in civil engineering and has completed a senior management program at the Harvard Business School.

Socrates Kominakis, Director.

Mr. Kominakis joined our board of directors on March 1, 2010.  Mr. Kominakis is the Chairman of Wind Hellas, a mobile operator in Greece, and owner of Milos Advisors, a private equity fund that focuses on the turnaround of undermanaged assets in Greece and Europe. In parallel, he acts as an advisor for Apax Partners concerning their investments in Greece. He started his professional career in marketing for Procter & Gamble Greece, before he became Marketing Director and Vice President for Kraft Jacobs Suchard. Then he joined Vodafone Greece as Marketing Director and subsequently as Commercial

Director. He was Chief Executive Officer of Wind Hellas from 2004 until early 2009. In 2005 he executed a management buyout of Wind Hellas from Telecom Italia, together with private equity firms TPG and Apax Partners. In 2007 he resold Wind Hellas to Weather Investments, achieving a return of 420% on the invested equity. During this time, Wind Hellas’ sales increased by 30% and its EBITDA increased by 100%. Mr. Kominakis holds a bachelor’s degree in Science of Business Administration from the American College of Greece (Deree College) and an MBA from Edinburgh University.

Richard C. Sages, Director.

Mr. Sages joined our board of directors on March 1, 2010. Mr. Sages has over thirty years of experience in the shipping industry. Since 2000 Mr. Sages has been a Director of the Odin Marine Group. Odin Marine has offices in New York, Rotterdam, Dubai and Singapore and is a brokering firm specializing in the bulk transportation of petroleum and chemical products, vegetable oils and renewable fuels. Mr. Sages worked as a tanker chartering broker from 1979 to 1984 with Mid Ocean Tankers, from 1984 to 1988 with Universal Transport Corp. and with Odin Marine to the present. He is also a member of the Board of Directors for the National Institute of Oil Seed Products. He holds a BBA in Accounting and a Master’s in Finance from Iona College.

Dimitris Christacopoulos, Director.

Mr. Christacopoulos joined our board of directors on March 11, 2011. Mr. Christacopoulos currently serves as a Partner at Octane Management Consultants. He started his professional career as an analyst in the R&D Department of a major food producer in Greece in 1992 before joining Booz Allen & Hamilton Consulting in 1995 in New York in their Operations Management Group. He subsequently joined Barclays Capital as the Associate Director for Strategic Planning in London from 1999 to 2002 at which time he became Director of Corporate Finance & Strategy at Aspis Group of Companies in Athens where he participated in the Group’s Management and Investment Committees. In 2005, he joined Fortis Bank NV/SA as a Director in the Energy, Commodities and Transportation Group and until 2010 acted as the Deputy Country Head for Greece, setting up the Bank’s Greek branch and expanding its presence in ship and energy finance in the region. Mr. Christacopoulos has a diploma in chemical engineering from the National Technical University of Athens and an MBA from Columbia Business School in New York.

Karsten Djuve, Chief Commercial Officer.

Mr. Djuve has served the company since September 2010 as Chief Commercial Officer. He has 17 years of experience in the shipping industry. His most recent prior role was six successful years as the Regional Chartering Manager for BP in the Americas.  He obtained the level as Senior Level Leader within the BP organization and in addition was responsible for chartering of foreign flag and U.S. flag tankers in all segments in the Americas, including being tagged as Manager responsible for the BP fleet in the VLCC and Suezmax segments. Between 1993 and 2004, Mr. Djuve was the Chartering Manager for Eletson Maritime, Inc. in Stamford, where he obtained an in-depth experience of spot and time charter markets in the products market segments. Mr. Djuve holds a Bachelor Degree in Business Administration from Winthrop University as well as a Master of Business Administration degree from same school.

B.	Compensation.

Executive Compensation

We were formed in October 2009. We had not paid any compensation to our directors or officers or accrued any obligations with respect to management incentive or retirement benefits for the directors and officers prior to our IPO. We have arranged for the provision of services by our executive officers under the terms of certain consultancy agreements entered into with third parties, Our officers are compensated for their services to us, participate in our Equity Plan and may participate in any plans that may be established in the future.

Compensation of Directors

All our directors receive compensation for attending meetings of the board of directors as well as committee meetings. Each director receives a director fee of $20,000 per year ($30,000 per year for committee chairmen) and has also received restricted common shares under our Equity Plan. For the year ended December 31, 2010, our directors received an aggregate amount of $141,667 in board fees.  In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

C.	Board Practices

As of December 31, 2010, we had seven members on our board of directors, all of which joined our board of directors on March 1, 2010. On March 11, 2011, we elected an additional member to our board of directors, Mr. Christacopoulos, bringing the number of members on our board of directors to eight. The term of our Class I directors expires in 2013, the term of our Class II directors expires in 2012 and the term of our Class III directors expires in 2011. Five of the directors, namely Messrs. Timagenis, de Demandolx Dedons, Sages, Kominakis and Christacopoulos, are independent directors judged by the independence standard set forth in the corporate governance rules of the NYSE.

None of our directors is a party to any service contracts with us providing for benefits upon termination of employment.

The Board and the Company's management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC. The Company has adopted a number of key documents that are the foundation of its corporate governance, including:

•	A Code of Ethics;

•	An Audit Committee Charter; and

•	An Independent Directors’ Committee Charter.

These documents and other important information on our corporate governance, including the Board's Corporate Governance Guidelines, are posted in the "Investor Relations" section of our website, and may be viewed at http://www.crudecarrierscorp.com. We will also provide any of these documents upon the written request of a shareholder.

Committees of the Board.

The Board has established an Independent Directors’ Committee and an Audit Committee.

Independent Directors’ Committee. We have established an independent directors’ committee. The members of our independent directors’ committee are Gregory J. Timagenis, Pierre de Demandolx Dedons, Richard Sages, Socrates Kominakis and Dimitris Christacopoulos.

The independent directors’ committee provides a mechanism for independent assessment of whether proposed arrangements with our Manager and its other affiliates, or proposed modifications to arrangements with our Manager and its other affiliates, as well as any other matters referred to the committee are fair and reasonable to us. The board is not obligated to seek approval of the independent directors’ committee on any matter; however, consistent with the related parties transaction policy, the board may submit such proposed arrangements or modifications to the independent directors’ committee. For matters presented to it, the independent directors’ committee will determine if the resolution of the conflict of interest is fair and reasonable to us. Any matters approved by the independent directors’ committee will be conclusively deemed to be fair and reasonable to us, taking into account the totality of the relationship between the parties involved, including other transactions that may be particularly favorable or advantageous to us. Our board of directors has the power to override a determination by the committee. However, a determination by directors who were interested in the transaction would be subject to Section 58 of the BCA, which provides that the transaction may be void or voidable unless the material facts of the interested directors’ interests are known or disclosed to the board and the board approves the transaction by a vote sufficient for such purpose without counting the vote of the interested directors, or if the vote of the disinterested directors is insufficient, by unanimous vote of the disinterested directors.

Audit Committee. The directors on the Audit Committee are the same as on our Independent Directors’ Committee. The members of the Audit Committee meet the independence standards established by the NYSE to serve on an audit committee of a board of directors. We believe that directors may be properly identified as independent even if they have previously served as executive officers or directors of Capital Maritime, our Manager. The Audit Committee is responsible for:

•	the integrity of the Company’s and its subsidiaries’ financial statements;

•	the Company’s compliance with legal and regulatory requirements;

•	significant financial transactions and financial policy and standards;

•	the independent auditor’s qualifications and independence;

•	the performance of the Company’s independent auditor and internal audit function;

•	the independent auditor’s annual audit of the Company’s and its subsidiaries’ financial statements; and

•	the Company’s systems of disclosure controls and procedures and internal controls over financial reporting.

D.	Employees

We currently have five executive officers: Chief Executive Officer, President, Chief Financial Officer, Chartering Manager, and Chief Commercial Officer and expect to rely on the officers of our Manager to manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors. All of our executive officers also are executive officers, directors or affiliates of Capital Maritime or its affiliates. We have no employees.

E.           Share Ownership

The common stock beneficially owned by our directors and executive directors and/or companies affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related-Party Transactions – A. Major Shareholders” below.

2010 Equity Incentive Plan

On March 1, 2010, the Company adopted the Equity Plan. The purpose of this Equity Plan is to promote the interests of the Company, and its stockholders by providing incentive compensation as a way to (a) attract and retain exceptional directors, officers, employees and consultants (including prospective directors, officers, employees and consultants), and (b) enable such persons to participate in the long-term growth and financial success of the Company in which the Company’s affiliates’ employees, directors and consultants will be eligible to participate.

On August 31, 2010, the Company issued 394,400 (or 2.5% of the Company’s stock as of December 31, 2010) of the 400,000 common shares authorized under the Equity Plan. Awards were issued to all members of our board of directors, our Manager, Capital Maritime and to employees of certain key affiliates and other eligible persons, with the majority vesting after three years from the date of issue, except for awards issued to our Chairman and to the independent members of our board of directors which vest in equal annual installments over a three-year period. An additional 5,000 shares of restricted common stock were issued on March 16, 2011, to the newly elected member of our board of directors. All awards are conditional upon the grantee’s continued service until the applicable vesting date and all awards accrue distributions payable upon vesting.

Please read Note 11 (Equity Incentive Plan) to our Financial Statements included herein for additional information.

Item 7.	Major Shareholders and Related-Party Transactions.

A.	Major Shareholders

As of March 31, 2011, our shareholders’ equity consisted of 13,899,400 common shares and 2,105,263 shares of Class B stock, representing 13.15% ownership interest in us, owned by Crude Carriers Investments Corp., an affiliate of Capital Maritime.

The following table sets forth as of December 31, 2010, the beneficial ownership of our common stock or Class B stock by each person we know beneficially owns more than 5.0% or more of our common stock or Class B stock, and all of our directors and executive officers as a group. The number of shares beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any shares as to which the person has or shares voting or investment power.

Name of Beneficial Owner	Shares of Common Stock Owned	Percentage of Total Common Stock Owned	Shares of Class B Stock Owned	Percentage of Total Class B Stock Owned	Percentage of Total Common and Class B Stock Owned

Crude Carriers Investments Corp. (1)	0	0%	2, 105, 163	100%	13.15%

All executive officers and directors as a group (10 persons) (2)(3)	0	0%	0	0%	0%

Ameriprise Financial Inc. and Columbia Management Investment Advisers, LLC (4)	1,535,075	11.04%	0	0%	9.59%

Bank of America Corporation, Bank of America, NA and Merril Lynch, Pierce, Fenner & Smith, Inc. (5)	1,043,453	7.51%	0	0%	6.51%

TIAA-CREF Investment Management LLC and Teachers Advisors, Inc. (6)	906,928	6.52%	0	0%	5.66%
_________
(1)
The Marinakis family, including our chairman Mr. Marinakis, through its ownership of Crude Carriers Investments Corp., may be deemed to beneficially own, or to have beneficially owned, the Class B stock held by Crude Carriers Investments Corp. Mr. Marinakis, our Chairman, also owns shares directly in us, as described in note (2) below.

(2)
Other than our Chairman who owns 145,000 shares of our common stock, representing 0.91% ownership in us, no member of our board of directors nor any of our executive officers own common stock in a number representing more than 1.0% of our outstanding common stock.

(3)
Restricted common stock was issued to all members of our board of directors and certain executive officers in August 2010 (March 2011 in the case of our newly elected Director at the time) under the terms of our Equity Plan which they may be deemed to beneficially own, or to have beneficially owned.

(4)	This information is based on the Schedule 13G filed jointly by Ameriprise Financial Inc. and Columbia Management Investment Advisers, LLC, on February 11, 2011.

(5)	This information is based on the Schedule 13G filed jointly by Bank of America Corporation, Bank of America, NA and Merrill Lynch, Pierce, Fenner & Smith, Inc. on February 14, 2011.

(6)	This information is based on the Schedule 13G filed jointly by TIAA-CREF Investment Management LLC and Teachers Advisors, Inc. on February 11, 2011.

Holders of our common stock and Class B stock have equivalent economic rights, but our common stock holders are entitled to one vote per share and our Class B stockholders are entitled to 10 votes per share. However, the voting power of the Class B stock is limited to an aggregate maximum of

49% of the combined voting power of our common stock and Class B stock. Except as otherwise provided by the BCA, holders of shares of common stock and Class B stock vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. In addition, if, at any time, any person or group other than Crude Carriers Investments Corp. owns beneficially 5% or more of the common stock then outstanding, then any common stock owned by that person or group in excess of 4.9% may not be voted. The voting rights of any such shareholders in excess of 4.9% shall be redistributed pro rata among other shareholders of our common stock holding less than 5.0% of our common stock.

B.	Related-Party Transactions

Evangelos M. Marinakis, our Chairman and Chief Executive Officer, Ioannis E. Lazaridis, our President, and Gerasimos G. Kalogiratos, our Chief Financial Officer and director, are all employees of Capital Maritime. Capital Maritime, is owned by the Marinakis family, including our chairman Mr. Marinakis. Mr. Marinakis also serves as Chief Executive Officer of Capital Maritime, and as Chairman of Capital Product Partners L.P. Mr. Lazaridis also serves as Chief Financial Officer of Capital Maritime and as Chief Executive Officer and Chief Financial Officer of Capital Product Partners LP. Mr Gerasimos G. Kalogiratos serves as Finance Director of Capital Maritime.

Crude Carriers Investments Corp., a related party to our Manager, owns, directly or indirectly, 2,105,263 shares of our Class B stock, representing a 13.15% ownership interest in us and 49% of the aggregate voting power of our outstanding shares of common stock and Class B stock which means that Crude Carriers Investment Corp., together with our Manager and its affiliates, has the ability to exercise significant influence regarding our management.

Transactions entered into during the year ended December 31, 2010.

1.
Issuance of shares under Equity Plan. On August 31, 2010, we issued 394,400 (or 2.5% of the Company’s stock as of December 31, 2010) of the 400,000 common shares authorized under the Equity Plan Awards to all members of our board of directors, employees of our Manager, Capital Maritime and to employees of certain key affiliates and other eligible persons, with the majority vesting after three years from the date of issue, except for awards issued to our Chairman and to the independent members of our board of directors which vest in equal annual installments over a three-year period. An additional 5,000 shares of restricted common stock were issued on March 16, 2011, to the newly elected member of our board of directors. All awards are conditional upon the grantee’s continued service until the applicable vesting date and all awards accrue distributions payable upon vesting.

2.
Purchase of M/T Alexander the Great from Capital Maritime. On March 1, 2010, we entered into a share purchase agreement with Capital Maritime pursuant to which we acquired all of Capital Maritime’s interests in the wholly owned subsidiary that owns the M/T Alexander the Great. The agreement became binding upon us on the completion of our IPO on March 17, 2010. The aggregate purchase price for the vessel was $96.5 million and was financed with proceeds from our IPO. We also paid 1% sales and purchase commission to Capital Maritime in compliance with the terms of our management agreement. The vessel was delivered on March 26, 2010 to us. The transaction was approved by our board of directors following approval by the independent director’s committee. Please see Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding this acquisition, including a detailed explanation of its accounting treatment.

3.
Purchase of M/T Achilleas from Capital Maritime. On March 1, 2010, we entered into a share purchase agreement with Capital Maritime pursuant to which we acquired all of Capital Maritime’s interests in the wholly owned subsidiary that owns the M/T Achilleas. The agreement became binding upon us on the completion of our IPO on March 17, 2010. The aggregate purchase price for the vessel was $96.5 million and was financed with amounts drawn under our revolving credit facility and proceeds from our IPO. We also paid 1% sales and purchase commission to Capital Maritime in compliance with the terms of our management agreement.  The vessel was delivered on June 25, 2010 to us. The transaction was approved by our board of directors following approval by the independent director’s committee. Please see Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding this acquisition, including a detailed explanation of its accounting treatment.

4.
Purchase of M/T Miltiadis M II from Capital Maritime. On March 1, 2010, we entered into a share purchase agreement with Capital Maritime pursuant to which we acquired all of Capital Maritime’s interests in the wholly owned subsidiary that owns the M/T Miltiadis M II. The aggregate purchase price for the vessel was $71.25 million and was financed with proceeds from our IPO. The vessel was delivered on March 30, 2010, to us. The transaction was approved by our board of directors following approval by the independent director’s committee. Please see Note 1 (Basis of Presentation and General Information) to our Financial Statements included herein for more information regarding this acquisition, including a detailed explanation of its accounting treatment.

5.
Related Party Loan – M/T Miltiadis M II. Prior to its acquisition by us, the vessel-owning company of the M/T Miltiadis M II received a capital contribution from Capital Maritime, made payments to the Manager and other affiliates of Capital Maritime for the provision of certain services. In addition, the vessel-owning company acted as guarantor in a loan entered into on June 26, 2006, by Capital Maritime of up to $187.0 million for the refinancing of the existing debt of certain vessel-owning subsidiaries of Capital Maritime, which was increased by $70.0 million in September 2006 to include the acquisition of the M/T Miltiadis M II. Under this loan agreement Capital Maritime was the borrower and the vessel-owning companies, including the vessel-owning company of the M/T Miltiadis M II, acted as guarantors and all the vessels were provided as collateral to the loan. The loan was comprised of a number of tranches and the guarantors in all tranches were jointly and severally liable under the terms of the loan agreement. On March 31, 2010, the balance of the related party loan for the M/T Miltiadis M II amounting to $31.7 million was fully repaid by Capital Maritime. Please see Note 3 (Transactions with Related Parties) to our Financial Statements included herein for more information regarding this acquisition, including a detailed explanation of its accounting treatment.

6.
Subscription Agreement. On March 17, 2010, we entered into a subscription agreement with Crude Carriers Investments Corp. pursuant to which they made a capital contribution to the Company of $40.0 million in exchange for 2,105,263 shares of the Company’s Class B stock upon the completion of our IPO. Under the terms of this agreement Crude Carriers Investments Corp. was entitled, so long as Capital Maritime or any of its affiliates is our manager, to subscribe for an additional number of shares of Class B stock equal to 2.0% of the number of shares of common stock issued, excluding shares of common stock issued in the IPO, shares of common stock issued under our Equity Plan and future equity compensation. These additional shares would be issued for additional nominal consideration equal to their par value. On August 5, 2010, the agreement was amended and Crude Carriers Investments Corp. no longer is entitled to subscribe for additional shares.

7.
Registration Rights Agreement. On March 17, 2010, we entered into a registration rights agreement with Crude Carriers Investments Corp. pursuant to which they were granted certain registration rights with respect to our common stock and Class B stock owned by them. Pursuant to the agreement, they have the right, subject to certain terms and conditions, to require us, on up to four separate occasions following the expiration of 180 days from the date of our IPO, to register under the Securities Act shares of our common stock, including common stock issuable upon conversion of Class B stock, held by Crude Carriers Investments Corp. for offer and sale to the public (including by way of underwritten public offering) and incidental or “piggyback” rights permitting participation in certain registrations of common stock by us. We will be obligated to pay all expenses incidental to the registration excluding underwriting discounts and commissions.

8.
Dividends to Crude Carriers Investment Corp. and its affiliates. Crude Carriers Investments Corp., as the owner of all our Class B stock had received quarterly dividends from the Company in the amount of $1.5 million as of December 31, 2010.

9.
Management Agreement. On March 17, 2010, we entered into a management agreement with Capital Ship Management, an affiliate of Capital Maritime, pursuant to which Capital Ship Management, our Manager, provides to us commercial, technical, administrative and strategic services necessary to support our business. The fee structure set out in the agreement was amended on August 5, 2010.

(a)
Fee Structure. We currently pay our Manager a technical management fee at a rate of $869 (revised from $850 as of the March 18, 2011, the first anniversary of the Management Agreement) per vessel per day, a sale and purchase fee equal to 1% of the gross purchase or sale price upon consummation of any purchase or sale of a vessel by us and a commercial services fee of 1.25% of all gross charter revenues generated by each of our vessels. As of December 31, 2010, the sale and purchase fee of 1% paid to our Manager in connection with the acquisition of the M/T Alexander the Great, the M/T Achilleas, the M/T Amoureux and the M/T Aias was $3.25 million.

(b)
In addition, we reimburse our Manager for all of direct and indirect costs, expenses and liabilities incurred in providing services to us, including, but not limited to, employment costs for any personnel of our Manager for time spent on matters related to providing services to us.

(c)
Term and Termination. Subject to certain termination rights the initial term of the Management Agreement will expire on December 31, 2020. If not terminated, the Management Agreement shall automatically renew for a five-year period and shall thereafter be extended in additional five-year increments if we do not provide notice of termination in the fourth quarter of the year immediately preceding the end of the respective term. Under certain circumstances, including a change of control of the Company, we may be obliged to pay our Manager a termination payment of a lump sum within 30 days following the termination date of the Management Agreement. The termination payment was initially set at $9 million and increased on an annual compound basis in accordance with the total percentage increase, if any, in the Consumer Price Index over the immediately preceding twelve months.

10.
Business Opportunities Agreement.  On March 1, 2010, we entered into the Business Opportunities Agreement with Capital Maritime reflecting the provisions and principles described below. Under the Business Opportunities Agreement, Capital Maritime and we agreed that either party may pursue any business opportunity of which we, Capital Maritime or its affiliates become aware, subject to certain procedures and conditions. The Business Opportunities Agreement specifies that we have a right to take advantage of certain business opportunities, including certain spot charter, period charter, bareboat charter and vessel purchase opportunities. However, we have a limited time period within which to exercise such right after which Capital Maritime has the right to take advantage of any such opportunities for its own account. For example, we have (a) a maximum of 48 hours to take advantage of period and bareboat charter opportunities, (b) a reasonable amount of time in light of the facts and circumstances to take advantage of spot charter opportunities, (c) 120 hours (and an additional 72 hours upon our request) to take advantage of vessel acquisition opportunities and (d) a maximum of 120 hours to take advantage of other business opportunities. The Business Opportunities Agreement shall terminate immediately upon a change of control of Capital Maritime or Crude Carriers and in certain other circumstances, including the termination of the Management Agreement.

C.	Interest of Experts and Counsel

Not applicable.

Item 8.	Financial Information.

See Item 18 for additional information required to be disclosed under this Item 8.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not at present party to any legal proceedings and are not aware of any proceedings against us, or contemplated to be brought against us. We maintain insurance policies with insurers in amounts and with coverage and deductibles as our board of directors believes are reasonable and prudent. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Our Dividend Policy

Our dividend policy reflects a basic judgment that our shareholders will generally be better served by our distributing our cash available for distribution rather than retaining it.  We pay a variable quarterly dividend based on our cash available for distribution during the previous quarter. Cash available for distribution is a quantitative standard used in by publicly-traded companies, and by us, to assist in evaluating a company's ability to make quarterly cash distributions. Cash available for distribution is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States. We determine our cash available for distribution as:

•	Net income (loss)

•	plus

-	depreciation and amortization,
-	non- cash items,
-	loan fees amortization,
-	any write-offs or other non-recurring items
•	less

-	any net income attributable to the historical results of vessels acquired by the company from Capital Maritime,
-	any amount required to maintain a reserve that our board of directors determines from time to time is appropriate for the conduct and growth of the company’s fleet.

In the future if we declare a dividend in respect of a quarter in which an equity issuance has taken place, we may choose to calculate the dividend per share by dividing our cash available for distribution for this quarter by the weighted average number of shares outstanding over the quarter and, if required, use cash or borrow additional amounts under our working capital facility to permit us to pay this dividend amount on each share outstanding at the end of the quarter. Dividends are paid equally on a per-share basis between our common stock and our Class B stock.In accordance with our dividend policy, we declared a cash dividend of $0.30 per share for the fourth quarter of 2010, a cash dividend of $0.20 per share for the third quarter of 2010 and a cash dividend of $0.50 per share for the period of April 1, 2010 to June 30, 2010.

Limitations on Dividends and Our Ability to Change Our Dividend Policy

There is no guarantee that our shareholders will continue to receive dividends from us. Our dividend policy may be changed at any time by our board of directors and is subject to certain restrictions, including:

•	Our shareholders have no contractual or other legal right to receive dividends under our dividend policy or otherwise.

•
Our board of directors has authority to establish reserves for the prudent conduct and the growth of our business, after giving effect to contingent liabilities, the terms of any credit facilities we may enter into, our other cash needs and the requirements of Marshall Islands law. The establishment of these reserves could result in a reduction in dividends to our shareholders. We do not anticipate the need for reserves at this time.

•
Our board of directors may modify or terminate our dividend policy at any time. Even if our dividend policy is not modified or revoked, the amount of dividends we pay under our dividend policy and the decision to pay any dividend is determined by our board of directors.

•
Marshall Islands law generally prohibits the payment of a dividend when a company is insolvent or would be rendered insolvent by the payment of such a dividend or when the declaration or payment would be contrary to any restriction contained in the company’s articles of incorporation. Dividends may be declared and paid out of surplus only, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

•
We may lack sufficient cash to pay dividends due to decreases in net voyage revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, capital expenditures or other anticipated or unanticipated cash needs.

•
Our dividend policy may be affected by restrictions on dividends under any credit facilities we may enter into, which contain material financial tests and covenants that must be satisfied. If we are unable to satisfy these restrictions included in the credit facilities or if we are otherwise in default under the facilities, we would be prohibited from paying dividends to our shareholders, notwithstanding our dividend policy.

•	While we intend that future acquisitions to expand our fleet will enhance our ability to pay dividends over time, acquisitions could limit our cash available for distribution.

Our ability to pay dividends to our shareholders depends upon the performance of subsidiaries we formed to own and operate vessels, which are our principal cash-generating assets, and their ability to distribute funds to us. The ability of our ship-owning or other subsidiaries to pay dividends to us may be restricted by, among other things, the provisions of future indebtedness, applicable corporate or limited liability company laws and other laws and regulations.

We have very limited operating history upon which to rely as to whether we will have sufficient cash available to continue to pay dividends on our common stock. In addition, the tanker vessel spot charter market is highly volatile, and we cannot accurately predict the amount of dividend distributions, if any, that we may make in any period. Factors beyond our control may affect the charter market for our vessels, our charterers’ ability to satisfy their contractual obligations to us, and our voyage and operating expenses.

B.	Significant Changes

No significant changes have occurred since the date of our Financial Statements included herein except for those set out below:

1.	On February 3, 2011, the Company’s board of directors declared a dividend of $0.30 per share, which was paid on March 2, 2011, to share holders of record on February 23, 2011.

2.
On March 11, 2011, we elected an additional independent member to our board of directors, bringing the number of members on our board of directors to eight and the number of independent directors to five.

Please read Note 14 (Subsequent Events) to our Financial Statements included herein for more information regarding the events described above.

Item 9.	The Offer and Listing.

Our common stock started trading on the New York Stock Exchange under the symbol “CRU” in March 2010. The following table sets forth the high and low closing sales prices in U.S. Dollars for our common stock for each of the periods indicated.

	High	Low
Year Ended:
December 31, 2010*	$18.89	$15.24
Quarter Ended:
December 31, 2010	$18.24	$15.60
September 30, 2010	$18.65	$16.12
June 30, 2010	$18.89	$15.24
March 31, 2010*	$18.55	$16.30
Month Ended:
April 30, 2011**	$15.29	$14.71
March 31, 2011	$15.50	$14.51
February 28, 2011	$15.72	$14.15
January 31, 2011	$17.07	$15.44
December 31, 2010	$16.89	$15.60
November 30, 2010	$18.07	$15.60
October 31, 2010	$18.24	$16.92

* For the period commencing on March 12, 2010.

** For the period up to and including April 14, 2011.

Item 10.                      Additional Information.

A.	Share Capital

Not applicable.

B.	Articles of Incorporation and By-laws

The information required to be disclosed under this Item 10B is incorporated by reference to the following sections of the prospectus included in our Registration Statement on Form F-1 filed with the SEC on March 1, 2010: “Description of Capital Stock” and “Our Dividend Policy and Restrictions on Dividends.”

C.	Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries are a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19.

Please read “Item 7B: Related-Party Transactions” above for details on certain of the transactions described below.

•
Acquisition of M/T Amoureux and the M/T Aias. During April 2010, the Company agreed to acquire two modern sistership Suezmax–class oil tankers, the M/T Amoureux (150,393 dwt) and the M/T Aias (150,096 dwt) from unrelated third parties, for a total purchase price of $66.2 million per vessel under the terms of two separate Memoranda of Agreement. The vessels, which were built in 2008 at Universal Shipbuilding Corporation in Japan, were delivered to the Company on May 10, 2010 and June 3, 2010, respectively. The acquisition of the vessels was financed with proceeds from the IPO and debt from our revolving credit facility, respectively. The acquisition of the two vessels was unanimously approved by our board of directors.

•	Purchase of M/T Alexander the Great from Capital Maritime. Please read “Item 7B: Related-Party Transactions” for a full description of this transaction.

•	Purchase of M/T Achilleas from Capital Maritime. Please read “Item 7B: Related-Party Transactions” for a full description of this transaction.

•	Purchase of M/T Miltiadis M II from Capital Maritime. Please read “Item 7B: Related-Party Transactions” for a full description of this transaction.

•
Revolving Facility Agreement with Nordea Bank Finland PLC, as amended and restated as of September 30, 2010. This revolving credit facility has a total commitment of $200 million, a portion of which has been used to partially finance the acquisition of the M/T Aias and the M/T Achilleas. As of December 31, 2010, we had $65.4 million in undrawn amounts under the facility. The Company also has the option to convert the revolving credit facility into a term loan facility twelve months following any drawdown. The revolving credit facility bears interest at Libor plus a margin of 3%; once the facility is converted into a term loan facility, the margin will be increased to 3.25% for the amounts that are considered to be a term loan. Borrowings under the credit facility are jointly and severally secured by the vessel-owning companies of the collateral vessels. Please read “Item 5B: Liquidity and Capital Resources—Revolving Credit Facilities” for a full description of our revolving credit facility and certain restrictions imposed on us by this facility.

•
2010 Equity Incentive Plan. On March 1, 2010 the Company adopted an equity incentive plan according to which we may issued restricted stock, stock options, non-qualified stock options, stock appreciation rights and other stock or cash-based awards. Please read “Item 6E: 2010 Equity Incentive Plan” and “Item 7B: Related-Party Transactions” for a full description of the Equity Plan and issuances that have taken place under its terms and Note 11 (Equity Incentive Plan) to our Financial Statements included herein for additional information on our Equity Plan.

•	Management Agreement with Capital Ship Management. Please read “Item 7B: Related-Party Transactions” for a full description of this agreement.

•	Registration Rights Agreement with Crude Carriers Investments Corp. Please read “Item 7B: Related-Party Transactions” for a full description of this agreement.

•	Subscription Agreement with Crude Carriers Investments Corp. Please read “Item 7B: Related-Party Transactions” for a full description of this agreement.

•	Business Opportunity Agreement with Capital Maritime & Trading Corp. Please read “Item 7B: Related-Party Transactions” for a full description of this agreement.

D.	Exchange Controls and Other Limitations Affecting Shareholders

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of The Marshall Islands that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities. We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of The Marshall Islands or our partnership agreement.

E.	Taxation

Marshall Islands Taxation

The following discussion is based on the opinion of Watson, Farley & Williams (New York) LLP, our counsel as to matters of the laws of the Republic of The Marshall Islands, and the current laws of the Republic of The Marshall Islands and is applicable only to persons who do not reside in, maintain offices in or engage in business in the Republic of The Marshall Islands.

Because we do not, and we do not expect that we or any of our future subsidiaries will, conduct business or operations in the Republic of The Marshall Islands under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of shares of common stock, and you will not be required by the Republic of The Marshall Islands to file a tax return related to the shares of common stock.

 It is the responsibility of each stockholder to investigate the legal and tax consequences, under the laws of the pertinent jurisdictions, including the Republic of The Marshall Islands, of its investment in us. Accordingly, each stockholder is urged to consult its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each stockholder to file all state, local and non-U.S., as well as U.S. federal, tax returns that may be required of it.

Material United States Federal Income Tax Considerations

The following is a discussion of the material United States federal income tax considerations relevant to the ownership of our common stock by a U.S. Holder or a Non-U.S. Holder, as defined below. This discussion does not purport to address the tax consequences of owning our common stock to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, persons who own, actually or under applicable constructive ownership rules, 10% or more of our common stock, dealers in securities or currencies and U.S. Holders whose functional currency is not the U.S. dollar) may be subject to special rules. Further, this discussion only applies to holders who hold our common stock as a capital asset. Moreover, this discussion is based on laws, regulations and other authorities in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of our common stock.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of our common stock that is, for United States federal income tax purposes, (a) a citizen or resident of the United States, (b) a domestic corporation, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust if either (1) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. If a partnership holds common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and upon the activities of the partnership. If you are a partner in such a partnership holding our common stock, you are encouraged to consult your tax advisor. A beneficial owner of our common stock (other than a partnership) that is not a U.S. person for United States federal income tax purposes is referred to below as a “Non-U.S. Holder.”

TAXATION OF OPERATING INCOME: IN GENERAL

Unless exempt from United States federal income taxation, a foreign corporation is subject to United States federal income tax in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis or from the performance of services directly related to those uses, collectively referred to as “shipping income,” to the extent that the shipping income is derived from sources within the United States.

For these purposes, shipping income attributable to transportation that begins or ends, but that does not both begin and end, in the United States, which we refer to as “U.S. source international shipping income,” will be considered to be 50% derived from sources within the United States.

No portion of shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be derived from sources within the United States. Such shipping income will not be subject to any United States federal income tax.

Shipping income attributable to transportation exclusively between U.S. ports will be considered to be 100% derived from U.S. sources. However, due to prohibitions under U.S. law, we do not anticipate engaging in the transportation of cargo that would produce 100% U.S. source shipping income.

Unless exempt from tax under Section 883 of the Code (or “effectively connected” with the conduct of a U.S. trade or business, as described below), 50% of our gross U.S. source international shipping income generally would be subject to a 4% tax imposed without allowance for deductions.

EXEMPTION OF OPERATING INCOME FROM UNITED STATES FEDERAL INCOME TAXATION

Under Section 883 of the Code and the related regulations, a foreign corporation will be exempt from United States federal income taxation on its U.S. source international shipping income if:

(a)
it is organized in a qualified foreign country, which is one that grants an “equivalent exemption” from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883, and to which we refer as the “Country of Organization Test”; and

(b)	either:

(1)
more than 50% of the value of its stock is beneficially owned, directly or indirectly, by qualified shareholders, which includes individuals who are “residents” of a qualified foreign country, to which we refer as the “50% Ownership Test”;

(2)
one or more classes of its stock representing, in the aggregate, more than 50% of the combined voting power and value of all classes of its stock are “primarily and regularly traded on one or more established securities markets” in a qualified foreign country or in the United States, to which we refer as the “Publicly Traded Test”; or

(3)	it is a “controlled foreign corporation” and it satisfies an ownership test to which, collectively, we refer as the “CFC Test.”

The Marshall Islands, the jurisdiction where we are incorporated, has been officially recognized by the IRS as a qualified foreign country that currently grants the requisite equivalent exemption from tax in respect of each category of shipping income we expect to earn in the future. Therefore, we will satisfy the Country of Organization Test and will likely be exempt from U.S. federal income taxation with respect to our U.S. source international shipping income if we are able to satisfy any one of the 50% Ownership Test, the Publicly Traded Test or the CFC Test.

The regulations under Section 883 provide, in pertinent part, that a corporation will meet the Publicly Traded Test if one or more classes of stock of a foreign corporation representing, in the aggregate, more than 50% of the combined voting power and value of all classes of stock are “primarily and regularly traded on one or more established securities markets” in a qualified foreign country or in the United States. A class of stock will be considered to be “primarily traded” on an established securities market in a country if the number of shares of such class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares of such stock that are traded during that year on established securities markets in any other single country.

Under the regulations, a class of stock will be considered to be “regularly traded” on an established securities market if (a) such class of stock is listed on such market, (b) such class of stock is traded on such market, other than in minimal quantities, on at least 60 days during the taxable year or one sixth of the days in a short taxable year, and (c) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year. The regulations provide that the trading frequency and trading volume tests will be deemed satisfied if a class of stock is regularly quoted by dealers making a market in such stock.

The regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the outstanding shares of such class of stock, to which we refer as the “Five Percent Override Rule.”

For purposes of being able to determine the persons who actually or constructively own 5% or more of a class of stock, or “5% shareholders,” the regulations permit a company to rely on Schedule 13G and Schedule 13D filings with the SEC to identify its 5% shareholders. The regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for these purposes.

Since our common stock is only traded on the NYSE, an established securities market, we expect that our common stock will be deemed to be “primarily traded” on an established securities market. In addition, as the voting power of the Class B stock constitutes not more than 49% of the total voting power of all classes of stock, we expect that our common stock will represent more than 50% of the combined voting power and value of all classes of our stock. We do not expect that the Five Percent Override Rule would apply to our common stock because the voting rights of any 5% shareholder other than Crude Carriers Investments Corp. are limited to a 4.9% voting interest in us regardless of how many shares of common stock are held by that 5% shareholder. Furthermore, we believe we will meet the trading volume requirements described previously because the pertinent regulations provide that trading volume requirements will be deemed to be met with respect to a class of equity traded on an established securities market in the United States, where, as we expect will be the case for our common stock, the class of equity is regularly quoted by dealers who regularly and actively make offers, purchases and sales of such equity to unrelated persons in the ordinary course of business. In addition, the voting rights of Crude Carriers Investments Corp. and related parties are limited to a 49% voting interest regardless of how many shares of common stock it actually owns, unless a sufficient number of shareholders of Crude Carriers Investments Corp. and related parties meet certain requirements that would permit us to avoid the application of the Five Percent Override Rule.

We therefore expect that our common stock will be considered to be “primarily and regularly traded on an established securities market” and that we and each of our corporate subsidiaries in which we own more than 50% of the value of the outstanding stock and that is organized in a qualifying foreign country will therefore qualify for the Section 883 tax exemption. There can, however, be no assurance in this regard. Should any of the facts described above cease to be correct, our and these subsidiaries’ ability to qualify for the Section 883 tax exemption will be compromised.

TAXATION IN ABSENCE OF SECTION 883 EXEMPTION

If we do not qualify for exemption under Section 883 as described above, 50% of our gross U.S. source international shipping income will be subject to a 4% tax, without allowance for deductions, unless such income is effectively connected with the conduct of a U.S. trade or business (“effectively connected income”), as described below. We do not currently anticipate that a significant portion of our shipping income will be U.S. source international shipping income, though there can be no assurance in this regard.

To the extent our U.S. source international shipping income or any other income we may have is considered to be effectively connected income, as described below, any such income, net of applicable deductions, would be subject to the United States federal corporate income tax, currently imposed at rates of up to 35%. In addition, we may be subject to a 30% “branch profits” tax on such income, and on certain interest paid or deemed paid attributable to the conduct of such trade or business.

Our U.S. source international shipping income would be considered effectively connected income only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of U.S. source international shipping income; and

•
substantially all of our U.S. source international shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

Based on our current and expected mode of shipping operations and other activities, we believe that none of our shipping income will constitute effectively connected income. However, the nature and extent of our operations are subject to change, and there can be no assurance that some of our shipping income will not constitute effectively connected income. We may also from time to time generate non-shipping income that may be treated as effectively connected income.

UNITED STATES TAXATION OF GAIN ON SALE OF VESSELS

Provided we qualify for exemption from tax under Section 883 in respect of our shipping income, gain from the sale of a vessel likewise should be exempt from tax under Section 883. If, however, our shipping income does not, for whatever reason, qualify for exemption under Section 883, then such gain could be treated as effectively connected income (determined under rules different from those discussed above) and subject to the net income and branch profits tax regime described above.

UNITED STATES FEDERAL INCOME TAXATION OF U.S. HOLDERS

Distributions

Subject to the discussion of PFICs below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles.

Distributions in excess of those earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our common stock, and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Amounts taxable as dividends generally will be treated as income from sources outside the United States and will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. However, if (a) we are 50% or more owned, by vote or value, by United States persons and (b) at least 10% of our earnings and profits are attributable to sources within the United States, then for foreign tax credit purposes, a portion of our dividends would be treated as derived from sources within the United States. With respect to any dividend paid for any taxable year, the United States source ratio of our dividends for foreign tax credit purposes would be equal to the portion of our earnings and profits from sources within the United States for such taxable year, divided by the total amount of our earnings and profits for such taxable year.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder at a maximum tax rate of 15% (for payments made in taxable years beginning before January 1, 2013), provided that (a) the common stock is readily tradable on an established securities market in the United States (such as the NYSE, on which our common stock is traded); (b) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we do not believe will be the case); (c) the U.S. Non-Corporate Holder’s holding period of the common stock includes more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (d) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that (a) any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Non-Corporate Holder, or (b) the preferential rate on dividends will not be repealed or extended prior to the scheduled expiration date or expire on such date. Any dividends we pay out of earnings and profits which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Non-Corporate Holder.

Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted basis (or fair market value in certain circumstances) in a share of our common stock—paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of common stock

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other taxable disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such disposition and the U.S. Holder’s tax basis in such stock. Capital gain of a U.S. Non-Corporate Holder that is recognized in taxable years beginning before January 1, 2013 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

We will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our common stock, either:

•
75% or more of our gross income for the taxable year consists of “passive income” (generally including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury regulations); or

•	at least 50% of our assets for the taxable year (averaged over the year and generally determined based upon value) produce or are held for the production of passive income.

For purposes of these tests, income derived from the performance of services does not constitute passive income. By contrast, rental income would generally constitute passive income unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business. Based on our planned operations and future projections, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat our income from the spot charter and time charter of vessels as services income, rather than rental income. Accordingly, we believe that such income does not constitute passive income, and that the assets that we own and operate in connection with the production of that income, primarily our vessels, do not constitute passive assets for purposes of determining whether we are a PFIC, at least to the extent that they generate income that is not passive.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Moreover, in a case not concerning PFICs, Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that a vessel time charter at issue generated predominantly rental income rather than services income. However, the court’s ruling was contrary to the position of the IRS that the time charter income should have been treated as services income. Additionally, the IRS recently affirmed its position in Tidewater, adding further that the vessel charters at issue would be treated as giving rise to services income under the PFIC rules. Moreover, Tidewater analyzed time charters, while we anticipate that a significant portion of our income will be generated from spot charters.

No assurance, however, can be given that the IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, because there are uncertainties in the application of the PFIC rules, because the PFIC test is an annual test, and because, although we intend to manage our business so as to avoid PFIC status to the extent consistent with our other business goals, there could be changes in the nature and extent of our operations in future years, there can be no assurance that we will not become a PFIC in any taxable year.

If we were to be treated as a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), each U.S. Holder who is treated as owning our stock for purposes of the PFIC rules would be liable to pay United States federal income tax at the highest applicable income tax rates on ordinary income upon the receipt of excess distributions (generally the portion of any distributions received by the U.S. Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the common stock) and on any gain from the disposition of our common stock, plus interest on such amounts, as if such excess distributions or gain had been recognized ratably over the U.S. Holder’s holding period of our common stock.

The above rules relating to the taxation of excess distributions and dispositions will not apply to a U.S. Holder who has made a timely “qualified electing fund” (“QEF”) election. Instead, each U.S. Holder who has made a timely QEF election is required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, regardless of whether we have made any distributions of the earnings or gain. The U.S. Holder’s basis in our common stock will be increased to reflect taxed but undistributed income. Distributions of income that had been previously taxed will result in a corresponding reduction in the basis of the common stock and will not be taxed again once distributed. A U.S. Holder making a QEF election would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. If we determine that we are a PFIC for any taxable year, we intend to provide U.S. Holders with such information as may be required to make a QEF election effective.

Alternatively, if we were to be treated as a PFIC for any taxable year and provided that our common stock is treated as “marketable,” which we believe will be the case, a U.S. Holder may make a mark-to-market election. Under a mark-to-market election, any excess of the fair market value of the common stock at the close of any taxable year over the U.S. Holder’s adjusted tax basis in the common stock is included in the U.S. Holder’s income as ordinary income. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. In addition, the excess, if any, of the U.S. Holder’s adjusted tax basis at the close of any taxable year over the fair market value of the common stock is deductible in an amount equal to the lesser of the amount of the excess or the amount of the net mark-to-market gains that the U.S. Holder included in income in prior years. A U.S. Holder’s tax basis in our common stock would be adjusted to reflect any such income or loss. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of our common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

A U.S. Holder who holds our common stock during a period when we are a PFIC generally will be subject to the foregoing rules for that taxable year and all subsequent taxable years with respect to that U.S. Holder’s holding of our common stock, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a mark-to-market or QEF election. U.S. Holders are urged to consult their tax advisors regarding the PFIC rules, including as to the advisability of choosing to make a QEF or mark-to-market election.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include its dividend income and its net gains from the disposition of common stock, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).  If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the common stock.

Information with Respect to Foreign Financial Assets

Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns.  “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions:  (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. The common stock may be subject to these rules.  U.S. Holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the common stock.

UNITED STATES FEDERAL INCOME TAXATION OF NON-U.S. HOLDERS

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us on our common stock unless the income is effectively connected income (and the dividends are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States if that is required by an applicable income tax treaty).

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless either:

•
the gain is effectively connected income (and the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States if that is required by an applicable income tax treaty); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met.

Effectively connected income will generally be subject to regular U.S. federal income tax in the same manner as discussed in the section above relating to the taxation of U.S. Holders, unless exempt under an applicable income tax treaty. In addition, earnings and profits of a corporate Non-U.S. Holder that are attributable to such income, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Non-U.S. Holders may be subject to tax in jurisdictions other than the United States on dividends received from us on our common stock and on any gain realized upon the sale, exchange or other disposition of our common stock.

BACKUP WITHHOLDING AND INFORMATION REPORTING

In general, payments of distributions on our common stock that are made within the United States, and the proceeds of a disposition of our common stock that is effected at a United States office of a broker will be subject to United States federal income tax information reporting requirements if you are a Non-Corporate U.S. Holder. Such payments may also be subject to United States federal backup withholding tax if you are a Non-Corporate U.S. Holder and you:

•	fail to provide us with an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	fail to comply with applicable certification requirements.

Pursuant to recently enacted legislation, certain payments in respect of our common stock made to corporate U.S. Holders after December 31, 2011 may be subject to information reporting and backup withholding.

A Non-U.S. Holder that receives distributions on our common stock within the United States or sells our common stock through the United States office of a broker will be subject to backup withholding and information reporting unless the Non-U.S. Holder certifies that it is a non-U.S. person, under penalties of perjury, or otherwise establishes an exemption.

Information reporting and backup withholding will generally not apply to payments of proceeds from a disposition of our common stock if the common stock is sold through the non-U.S. office of a non-U.S. broker and the proceeds are paid outside the United States. However, information reporting (but not backup withholding) will apply to a payment of proceeds, even if that payment is made outside the United States, stemming from a sale of our common stock through a non-U.S. office of a broker that is a U.S. person or has certain other connections with the United States.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

We have filed with the SEC a registration statement on Form F-1 regarding the common stock. This Annual Report does not contain all of the information found in the registration statement. For further information regarding us and our common stock, you may wish to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference room.

I.	Subsidiary Information

Please see Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2010.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

Our Risk Management Policy

Our policy is to continuously monitor our exposure to business risks, including the impact of changes in interest rates and currency rates as well as inflation on earnings and cash flows. We intend to assess these risks and, when appropriate, take measures to minimize our exposure to the risks.

Commodity Risk

The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Because we do not intend to hedge our fuel costs, an increase in the price of fuel beyond our expectations may adversely affect our profitability, cash flows and ability to pay dividends.

Foreign Exchange Risk

We do not have a material currency exposure risk. We generate all of our revenues in U.S. Dollars and incur less than 12% of our expenses in currencies other than U.S. Dollars. For accounting purposes, expenses incurred in currencies other than the U.S. Dollar are translated into U.S. Dollars at the exchange rate prevailing on the date of each transaction. As of December 31, 2010, less than 14% of liabilities were denominated in currencies other than U.S. Dollars (mainly in Euros). These liabilities were translated into U.S. Dollars at the exchange rate prevailing on December 31, 2010. We have not hedged currency exchange risks and our operating results could be adversely affected as a result.

Interest Rate Risk

The international tanker industry is capital intensive, requiring significant amounts of investment, a significant portion of which is provided in the form of long-term debt. As of December 31, 2010, our debt contains interest rates that fluctuate with LIBOR. Our revolving credit facility of $200 million bears floating interest of 3% per annum over US$ LIBOR. If the facility is converted into a term loan facility, the margin will be increased to 3.25% for the amounts that are considered to be a term loan. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise.

The following table sets forth the sensitivity of our existing loans as of December 31, 2010, as to a 100 basis point increase in LIBOR, during the next five years, and reflects the additional interest expense:

Year	Amount
2011	$ 1.3 million
2012	$ 1.2 million
2013	$ 1.0 million
2014	$ 0.8 million
2015	$ 0.1 million

Please read “Item 5F: Contractual Obligations and Contingencies” and Note 5 (Long-Term Debt) to our Financial Statements included herein, which provide additional information with respect to our revolving credit facility.

Concentration of Credit Risk

Financial instruments which potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. We place our cash and cash equivalents, consisting mostly of deposits, with creditworthy financial institutions as rated by qualified rating agencies. For the year ended December 31, 2010, 67% of our revenues were derived from one charterer. For the year ended December 31, 2009, 70% of our revenues were derived from two charterers. For the years ended December 31, 2008, 43% of our revenues, were derived from two charterers. We do not obtain rights to collateral to reduce our credit risk.

Inflation

Inflation has had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses to date. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

Item 12.	Description of Securities Other than Equity Securities.

Not Applicable.

Item 13.	Defaults, Dividend, Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

No material modifications to the rights of security holders.

Item 15.	Controls and Procedures.

A.   Disclosure Controls and Procedures

As of December 31, 2010, our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation pursuant to Rule 13a-15(b) promulgated under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Our management, including our chief executive, president and chief financial officer, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

However, based on this evaluation, our chief executive officer, president and chief financial officer concluded that as of December 31, 2010, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

B.   Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.   Attestation Report of the Registered Public Accounting Firm.

See Item 15B above.

D.   Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting during the year covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16A.	Audit Committee Financial Expert.

Our board of directors has determined that director Pierre de Demandolx Dedons qualifies as an audit committee financial expert for purposes of the U.S. Sarbanes-Oxley Act of 2002 and is independent under applicable New York Stock Exchange and SEC standards.

Item 16B.	Code of Ethics.

Our board of directors has adopted a Code of Business Conduct and Ethics that includes a Code of Ethics that applies to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions. This document is available under “Corporate Governance” in the Investor Relations area of our web site (www.crudecarrierscorp.com).  We will also provide, without charge, a copy of our code of ethics free of charge upon written request. The written request may be directed to “Secretary” at the Company’s registered address. We intend to disclose, under “Corporate Governance” in the Investor Relations area of our web site, any waivers to or amendments of the Code of Business Conduct and Ethics for the benefit of any of our directors and executive officers within five business days of such waiver or amendment.

Item 16C.	Principal Accountant Fees and Services.

Our principal accountant for 2010 was Deloitte. The following table shows the fees we paid or accrued for audit services provided by Deloitte for these periods (in thousands of U.S. Dollars).Fees	2010
Audit Fees (1)	$ 651.0
Audit-Related Fees	-
Tax Fees (2)	30.0
Total	$681.0

(1)
Audit fees represent fees for professional services provided in connection with the audit of our Financial Statements included herein, review of our quarterly consolidated financial statements and audit services provided in connection with our IPO.

(2)	Tax fees represent fees for professional services provided in connection with various U.S. income tax compliance and information reporting matters.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2010.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

During the year ended December 31, 2010, neither the issuer nor any affiliated persons purchased any equity securities registered by the issuer pursuant to section 12 of the Exchange Act. As of December 31, 2010, Crude Carriers Investment Corp. owns a 13.15% ownership interest and 49% of aggregate voting power in us.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance.

Statement of Significant Differences Between our Corporate Governance Practices and the New York Stock Exchange Corporate Governance Standards for U.S. Non−Controlled Issuers

Overview

Pursuant to certain exceptions for foreign private issuers and controlled companies, we are not required to comply with certain of the corporate governance practices followed by U.S. and non−controlled companies under the New York Stock Exchange listing standards. However, pursuant to Section 303A.11 of the New York Stock Exchange Listed Company Manual and the requirements of

Form 20−F, we are required to state any significant differences between our corporate governance practices and the practices required by the New York Stock Exchange. We believe that our established practices in the area of corporate governance are in line with the spirit of the New York Stock Exchange standards and provide adequate protection to our shareholders. For example, our audit committee consists solely of independent directors. The significant differences between our corporate governance practices and the New York Stock Exchange standards applicable to listed U.S. companies are set forth below.

Executive Sessions

The New York Stock Exchange requires that non−management directors meet regularly in executive sessions without management. The New York Stock Exchange also requires that all independent directors meet in an executive session at least once a year. As permitted under Marshall Islands law and our bylaws, our non−management directors do not regularly hold executive sessions without management and we do not expect them to do so.

Corporate Governance, Nominating and Compensation Committee

The New York Stock Exchange requires that a listed U.S. company have a nominating/corporate governance committee and a compensation committee, each composed of independent directors. As permitted under Marshall Islands law and our bylaws, we have a combined corporate governance, nominating and compensation committee, the Independent Directors’ Committee, which at present is composed wholly of independent directors.

Shareholder Approval of Equity Compensation Plan

The New York Stock Exchange requires a listed U.S. Company to obtain prior shareholder approval to adopt or revise any equity compensation plan. As permitted under Marshall Islands law and our bylaws, we do not need prior shareholder approval to adopt or revise our 2010 Equity Incentive Plan.

Please see “Item 6C: Board Practices” and “Item 10B: Memorandum and Articles of Association” for more detail regarding our corporate governance practices.

PART II

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

CRUDE CARRIERS CORP.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Description

1.1	Amended and Restated Articles of Incorporation of Crude Carriers Corp. (1)
1.2	Amended and Restated Bylaws of Crude Carriers Corp. (1)
2.1	Cancellation of March 31, 2010 Revolving Credit Facility of $100 million with Nordea Bank Finland plc dated April 22, 2010
2.2	Revolving Credit Facility of $150 million with Nordea Bank Finland plc dated April 22, 2010
2.3	Restatement and amendment to Revolving Credit Facility with Nordea Bank Finland plc dated September 30, 2010
2.4	Specimen stock certificate representing Crude Carriers Corp.’s common stock (1)
4.1	Form of Registration Rights Agreement between Crude Carriers Corp. and Crude Carriers Investments Corp. (1)
4.2	Form of Subscription Agreement for Class B stock between Crude Carriers Corp. and Crude Carriers Investments Corp. (1)
4.3	Amendment No.1 to Subscription Agreement dated August 5, 2010
4.4	Form of Management Agreement between Crude Carriers Corp. and Capital Ship Management Corp. (1)
4.5	Form of Business Opportunities Agreement between Crude Carriers Corp. and Capital Maritime & Trading Corp. (1)
4.6	Form of Share Purchase Agreement between Crude Carriers Corp. and Capital Maritime & Trading Corp. for Cooper Consultants Co. (1)
4.7	Form of Share Purchase Agreement between Crude Carriers Corp. and Capital Maritime & Trading Corp. for Alexander the Great Carriers Corp. (1)
4.8	Form of Share Purchase Agreement between Crude Carriers Corp. and Capital Maritime & Trading Corp. for Achilleas Carriers Corp. (1)
4.9	Memorandum of Agreement for acquisition of M/T Amoureux dated April 19, 2010
4.10	Memorandum of Agreement for acquisition of M/T Aias dated April 19, 2010
4.11	Crude Carriers 2010 Equity Incentive Plan (1)
4.12	Form of Restricted Unit Award
4.13	Amendment No.1 to Management Agreement dated August 5, 2010
4.14	Amendment No.2 to Management Agreement dated August 6, 2010
8.1	List of Subsidiaries of Crude Carriers Corp.
12.1	Rule 13a-14(a) Certification of Crude Carriers Corp.’s Chief Executive Officer
12.2	Rule 13a-14(a) Certification of Crude Carriers Corp.’s Chief Financial Officer
13.1	Crude Carriers Corp.’s Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*
13.2	Crude Carriers Corp.’s Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002*

(1)
Previously filed as an exhibit to Crude Carriers Corp.’s Registration Statement on Form F-1 (File No.333-165138), filed with the SEC on March 1, 2010, and incorporated by reference to such Registration Statement.

*	Furnished only and not filed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CRUDE CARRIERS CORP.

By: /s/ Evangelos M. Marinakis
Name: Evangelos M. Marinakis Title: Chief Executive Officer

Dated: April 18, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Crude Carriers Corp., Majuro, Republic of the Marshall Islands.

We have audited the accompanying consolidated balance sheets of Crude Carriers Corp. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Crude Carriers Corp. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte.

Hadjipavlou Sofianos & Cambanis S.A.

Athens, Greece
April 15, 2011

CRUDE CARRIERS CORP.
CONSOLIDATED BALANCE SHEETS
(In thousands of United States Dollars, except number of shares)

	As of December 31, 2010	As of December 31, 2009
ASSETS
Current assets
Cash and cash equivalents	$10,925	$1
Trade accounts receivable	5,722	1,340
Due from related parties (Note 3)	-	1,878
Prepayments and other assets	453	45
Inventories	1,630	1,411
Total current assets	18,730	4,675
Fixed assets
Vessels, net (Note 4)	392,969	76,238
Total fixed assets	392,969	76,238
Other non-current assets
Deferred charges, net	1,598	347
Restricted cash	5,000	-
Total non-current assets	399,567	76,585
TOTAL ASSETS	$418,297	$81,260

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long term debt (Note 5)	$9,652	$-
Current portion of related-party long-term debt (Note 3)	-	3,161
Trade accounts payable	1,726	1,344
Due to related parties (Note 3)	2,333	27
Accrued liabilities (Note 6)	2,038	569
Total current liabilities	15,749	5,101
Long-term liabilities
Long term debt (Note 5)	124,928	-
Long-term related-party debt (Note 3)	-	29,299
Total long-term liabilities	124,928	29,299
Total liabilities	140,677	34,400
Commitments and contingencies (Note 13)
Stockholders’ equity (Note 10)
Common stock (par value $0.0001 per share: 1 billion shares authorized; 13,894,400 issued and outstanding at December 31, 2010.	2	-
Class B stock (par value $0.0001 per share: 100 million shares authorized; 2,105,263 issued and outstanding at December 31, 2010 and December 31, 2009.	-	-
Additional paid-in capital	280,793	18,500
(Accumulated (deficit))/Retained earnings	(3,175)	28,360
Total stockholder’s equity	277,620	46,860
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$418,297	$81,260

The accompanying notes are an integral part of these consolidated financial statements.

CRUDE CARRIERS CORP.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of United States Dollars, except number of shares and earnings per share)

	For the years ended December 31,
	2010	2009	2008

Revenues	$55,882	$16,870	$39,166
Expenses:
Voyage expenses (Note 7)	18,482	6,252	14,317
Voyage expenses- related party (Notes 3, 7)	611	-	-
Vessel operating expenses (Note 7)	9,152	2,457	2,351
Vessel operating expenses -related party (Notes 3, 7)	1,086	540	540
General and administrative expenses (Note 3)	3,264	-	301
Vessel depreciation (Note 4)	11,317	3,357	3,356
Other operating income	(1,286)	-	-
Operating income	$13,256	$4,264	$18,301
Other income (expense), net:
Interest expense and finance cost	(3,687)	(530)	(1,590)
Interest and other income	328	2	1
Total other expense, net	(3,359)	(528)	(1,589)
Net income	$9,897	$3,736	$16,712
Net income per share (basic and diluted) (Note 12):	$0.76	$1.77	$7.94
Weighted-average number of shares
Common shares (basic and diluted)	10,726,027	-	-
Class B shares (basic and diluted)	2,105,263	2,105,263	2,105,263
Total shares (basic and diluted)	12,831,290	2,105,263	2,105,263

The accompanying notes are an integral part of these consolidated financial statements.

CRUDE CARRIERS CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands of United States Dollars, except number of shares)
	Comprehensive Income	Common Stock		Class B Stock		Additional paid-in capital	Retained Earnings	Total Stockholder’s Equity
		Number of Shares	Par Value	Number of Shares	Par Value
Balance at January 1, 2008		-	$-	2,105,263	$-	$18,500	$7,912	$26,412
Net Income	16,712	-	-	-	-	-	16,712	16,712
Comprehensive Income	16,712	-	-	-	-	-	-	-
Balance at December 31, 2008		-	$-	2,105,263	$-	$18,500	$24,624	$43,124
Net Income	3,736	-	-	-	-	-	3,736	3,736
Comprehensive Income	3,736	-	-	-	-	-	-	-
Balance at December 31, 2009		-	$-	2,105,263	$-	$18,500	$28,360	$46,860
Net income	9,897						9,897	9,897
Dividends declared and paid		-	-	-	-	-	(11,003)	(11,003)
Additional paid-in capital of the contributed company retained by CMTC		-	-	-		(18,500)	-	(18,500)
Distribution of the contributed Company’s retained earnings to CMTC as of March 30, 2010		-	-	-	-	-	(30,429)	(30,429)
Issuance of 13,500,000 common shares (Notes 1, 10)		13,500,000	2	-	-	237,797	-	237,799
Issuance of 2,105,263 Class B shares to Crude Carriers Investment Inc. (Note 10)		-	-	-	-	40,000	-	40,000
Issuance of common stock according to the Company’s equity incentive plan (Note 11)		394,400	-	-	-	-	-	-
Share based compensation expense (Note 11)		-	-	-	-	768	-	768
Difference of net book value of the M/T Miltiadis M II over the cash consideration paid to CMTC (Note 4)		-	-	-	-	4,158	-	4,158
Purchase commission paid to CMTC (Notes 3, 4)		-	-	-	-	(1,930)	-	(1,930)
Comprehensive income	9,897
Balance at December 31, 2010	-	13,894,400	$2	2,105,263	-	$280,793	$(3,175)	$277,620

The accompanying notes are an integral part of these consolidated financial statements

CRUDE CARRIERS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of United States Dollars)
	For the years ended December 31,
	2010	2009	2008
Cash flows from operating activities:
Net income	$9,897	$3,736	$16,712
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	11,317	3,357	3,356
Provision for allowance of bad debts	-	-	301
Amortization of deferred charges	617	12	14
Share based compensation expense (Note 11)	768	-	-
Changes in operating assets and liabilities:
Trade accounts receivable	(7,123)	249	2,235
Due from related parties	1,878	(1,822)	(8)
Prepayments and other assets	(561)	38	(21)
Inventories	(1,474)	(626)	352
Trade accounts payable	1,549	20	(220)
Due to related parties	(328)	(1,764)	(1,901)
Accrued liabilities	2,215	(39)	39
Net cash provided by operating activities	18,755	3,161	20,859
Cash flow for investing activities:
Vessels’ acquisition	(399,274)	-	-
Additions to restricted cash	(5,000)	-	-
Net cash used in investing activities	(404,274)	-	-
Cash flows from financing activities:
Offering proceeds	278,545	-	-
Offering expenses paid	(719)	(27)	-
Loan proceeds	134,580	-	-
(Payment)/receipt of advances from related party	(27)	27	-
Due to related party – debt financing	-	-	(16,903)
Repayments of related party debt	(791)	(3,161)	(3,966)
Payment of loan issuance costs	(2,212)	-	-
Commission paid for vessel acquisition (Notes 3, 4)	(1,930)	-	-
Dividends paid	(11,003)	-	-
Net cash provided by/(used in) financing activities	396,443	(3,161)	(20,869)
Net increase in cash and cash equivalents	10,924	-	(10)
Cash and cash equivalents at beginning of the period	1	1	11
Cash and cash equivalents at end of period	$10,925	$1	$1
Supplemental Cash Flow Information
Cash paid for interest	$2,348	$513	$1,596
Non Cash Investing and Financing activities
Net liabilities assumed by CMTC upon contribution of vessel to the Company (Note 9)	56,908	-	-
Difference of net book value of the M/T Miltiadis M II over the cash consideration paid to CMTC (Note 4)	4,158	-	-
Capital expenditures included in liabilities at the year end.	24	-	-

The accompanying notes are an integral part of these consolidated financial statements.

CRUDE CARRIERS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands of United States Dollars, Except Number of Shares)

1.	Basis of Presentation and General Information

Crude Carriers Corp. (the “Company” or “CRU”) was formed on October 29, 2009, under the laws of the Republic of The Marshall Islands, as a wholly owned subsidiary of Crude Carriers Investments Corp. (“CCI”). The initial authorized capital stock of the Company consisted of 100 shares of capital stock, par value $1.00 per share, all of which had been issued to CCI. On March 1, 2010 an amendment and restatement to the articles of incorporation of the Company was adopted (Note 10).

The Company’s purpose is to acquire and operate a fleet of crude tankers that transport mainly crude oil and fuel oil along worldwide shipping routes. The Company focuses on the spot market, including all types of spot market-related engagements such as single voyage or short-term time charters, but retains the ability to evaluate and enter into longer-term period charters, including time and bareboat charters.

At or prior to the closing of the Company’s Initial Public Offering (the “IPO” or the “Offering”) in the New York Stock Exchange (the “NYSE”) the Company entered into the following agreements:

•	Three separate share purchase agreements with Capital Maritime and Trading Corp. (“CMTC”), a company under common control with CRU prior to this Offering, for:

a.	the acquisition of the shares of Cooper Consultants Co., the vessel-owning company of the M/T Miltiadis M II, a modern, 2006-built Suezmax crude tanker, for a total consideration of $71,250;

b.
the acquisition of the shares of Alexander the Great Carriers Corp., the vessel-owning company of the M/T Alexander the Great a new building Very Large Crude Carrier (“VLCC”) which was under construction by Universal Shipbuilding Corporation in Japan, bearing Hull number S-093. The purchase price of this vessel was $96,500;

c.
the acquisition of the shares of Achilleas Carriers Corp., the vessel-owning company of the M/T Achilleas a new building VLCC which was under construction by Universal Shipbuilding Corporation in Japan bearing Hull number S-094. The purchase price of this vessel was $96,500.

•	A subscription agreement pursuant to which at the completion of the Offering CCI made a capital contribution to the Company of $40,000 in exchange for 2,105,263 shares of the Company’s Class B stock.

•
A management agreement with Capital Ship Management Corp. (“CSM” or the “Manager”), a fully owned subsidiary of CMTC, under which it provides to the Company commercial,  technical, administrative, investor relations and strategic services.

CRUDE CARRIERS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars, Except Number of Shares)

•	A business opportunities agreement by which we have a right to take advantage of certain business opportunities that may be attractive to CMTC and vice versa.

•	A registration rights agreement pursuant to which the Company grants CCI certain registration rights with respect to the Company’s common stock and Class B stock owned by them.

•	A credit facility of $100,000. The Company signed a commitment letter with Nordea Bank Finland Plc, London Branch for a $100,000 senior secured credit facility (Note 5).

On March 17, 2010 the IPO of CRU in the New York Stock Exchange (the “NYSE”) was completed successfully. The Company sold 13,500,000 common shares to the public through its underwriters receiving proceeds of $278,545 after deducting the underwriters’ commissions, including the capital contribution of $40,000 which was made by CCI. The Company recognized additional expenses, such as audit fees, Security and Exchange Commission fees, NYSE listing fees, in connection with this Offering of $746.

On March 17, 2010, the Company acquired the shares of the vessel-owning company of the M/T Alexander the Great in accordance with the share purchase agreement entered into with CMTC at the time of the IPO. On the same date the Company paid to CMTC the amount of $19,300 which represented advance payment made to the shipyard by CMTC using part of the Offering proceeds. The remaining $77,200 of the purchase price of the M/T Alexander the Great was paid upon vessel’s delivery on March 26, 2010 from the Offering proceeds.

On March 17, 2010, the Company acquired the shares of the vessel-owning company of the M/T Achilleas in accordance with the share purchase agreement entered into with CMTC at the time of the IPO. On the same date the Company paid to CMTC the amount of $19,300 which represented advance payment made to the shipyard by CMTC using part of the Offering proceeds. The remaining $77,200 of the purchase price of the M/T Achilleas was paid upon vessel’s delivery on June 25, 2010, $2,200 by using part the Offering proceeds and the remaining $75,000 through a draw down from the Company’s revolving credit facility (Note 5).

On March 30, 2010, the Company acquired the shares of the vessel-owning company of the M/T Miltiadis M II for a total consideration of $71,250 in accordance with the share purchase agreement entered into with CMTC at the time of the IPO. The total purchase price of the acquisition of the shares of the vessel-owning company of the M/T Miltiadis M II of $71,250 was funded from the Offering proceeds.

On April 15, 2010, Amoureux Carriers Corp., a fully owned subsidiary of the Company signed a memorandum of agreement (“MOA”), with a third party, for the acquisition of the M/T Amoureux, a 2008 modern Suezmax oil tanker built by Universal Shipbuilding Corporation for a purchase price of $66,200. The M/T Amoureux was delivered to the Company on May 10, 2010 and the purchase price of the vessel was funded from the Company’s Offering proceeds.

On April 15, 2010, Aias Carriers Corp., a fully owned subsidiary of the Company signed an MOA, with a third party,  for the acquisition of M/T Aias, a 2008 modern Suezmax oil tanker built by Universal Shipbuilding Corporation for a purchase price of $66,200. The M/T Aias was delivered to the Company on June 3, 2010 and $6,620 of the purchase price was funded by using

CRUDE CARRIERS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars, Except Number of Shares)

a part of the Company’s Offering proceeds and the remaining amount of $59,580 was funded through a draw down from the Company’s revolving credit facility (Note 5).

Prior to the Offering the Company and the vessel-owning companies of the M/T Miltiadis M II, the M/T Alexander the Great and the M/T Achilleas were under common control.

The Company accounted for the acquisition of the vessel-owning company of the M/T Miltiadis M II, as a transfer of equity interest between entities under common control. For a combination between entities under common control, the purchase cost provisions (as they relate to purchase business combinations involving unrelated entities) explicitly do not apply; instead the method of accounting prescribed by accounting standards for such transfers is similar to pooling-of-interests method of accounting. All assets, liabilities and equity other than the vessels’ related charter agreement and related permits were retained by CMTC. The vessel has been recorded in the Company’s financial statements at its carrying amount (historical cost) which was reflected in CMTC’s consolidated financial statements at the time of transfer to the Company.

In the case of the acquisition of the shares of the vessel-owning companies of the M/T Alexander the Great and the M/T Achilleas, which were vessels under construction at the time they were acquired by the Company from CMTC, the Company accounted for the acquisition of these two vessels as acquisition of assets from entities under common control. The two vessels were transferred to the Company at their respective historic cost reflected in CMTC’s consolidated financial statements at the time of their transfer.

The Company accounted for the acquisition of the M/T Amoureux and the M/T Aias from third parties as acquisitions of assets. These vessels were recorded at their acquisition cost.

The accompanying consolidated financial statements of the Company include:

•	The Company’s balance sheets as of December 31, 2010 and December 31, 2009,

•	The Company’s results of operations and cash flows since its incorporation, on October 29, 2009,

•	Cooper Consultants Co., the owner of the M/T Miltiadis M II, balance sheets as of December 31, 2009 and

•
Cooper Consultants Co., results of operations and cash flows for the years ended December 31, 2009, 2008 and for the period from January 1, 2010 through March 30, 2010. During those periods the M/T Miltiadis M II was operated as part of CMTC fleet.

CRUDE CARRIERS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars, Except Number of Shares)

The consolidated financial statements include the following companies:

Subsidiary	Date of Incorporation	Name of Vessel Owned by Subsidiary	DWT	Subsidiary acquired by the Company	Vessel’s delivery date to the Company	Vessels’ delivery to CMTC
Crude Carriers Operating Corp.	01/21/2010	-	-	-	-	-
Cooper Consultants Co.	04/06/2006	M/T Miltiadis M II	162,000	03/30/2010	03/30/2010	04/26/2006
Alexander the Great Carriers Corp.	01/26/2010	M/T Alexander the Great	297,958	03/17/2010	03/26/2010	03/26/2010
Achilleas Carriers Corp.	01/26/2010	M/T Achilleas	297,863	06/17/2010	06/25/2010	06/25/2010
Amoureux Carriers Corp.	04/14/2010	M/T Amoureux	150,000	-	05/10/2010	-
Aias Carriers Corp.	04/14/2010	M/T Aias	150,000	-	06/03/2010	-

2.	Significant Accounting Policies

(a)
Principles of Consolidation and Combination: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), after giving retroactive effect to the combination of entity under common control in 2010, 2009 and 2008 as described in Note 1 to the consolidated financial statements; Intercompany balances and transactions have been eliminated upon consolidation. Balances and transactions with CMTC and its affiliates have not been eliminated, but are presented as balances and transactions with related parties.

(b)
Use of Estimates: Preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates. Additionally, these consolidated financial statements include allocations for certain expenses, including corporate overhead expenses that are normally incurred by a listed company.

(c)
Accounting for Revenue, Voyage and Operating Expenses: Revenues are generated from voyage and time charter agreements. If a time or voyage charter agreement exists, the price is fixed, service is provided and the collection of the related revenue is reasonably assured, revenues are recorded over the term of the charter as service is provided and recognized on a pro-rata basis over the duration of the charter. A voyage is deemed to commence upon the later of the completion of discharge of the vessel’s previous cargo or upon vessel arrival to the agreed upon port based on the terms of a voyage contract that is not cancelable and voyage is deemed to end upon the completion of discharge of the delivered cargo. A time charter contract is deemed to commence from the time of the delivery of the vessel to an agreed port and is deemed to end upon the re-delivery of the vessel at an agreed port and adjusted for the off-hire days that a vessel spends undergoing repairs, maintenance or upgrade work. We do not begin recognizing voyage or time charter revenue until a charter contract has been agreed to both by us and the charterer.

Some of the Company’s time charters are also subject to a profit sharing arrangement allowing the Company to receive 50 percent of any additional revenues earned by the vessels in excess of the base rate over the period that the actual voyage took place. Revenues from profit sharing are

CRUDE CARRIERS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars, Except Number of Shares)

recognized in the period earned. For the period from March 17, 2010 to December 31, 2010 profit sharing revenue amounted to $916.

Demurrage income, which is included in voyage revenues, represents payments received from the charterer when loading; waiting time to pass straits, canals or discharging time exceeded the stipulated time in the voyage charter and is recognized when earned. Probable losses such as uncollectible amounts from time and voyage charters are provided for in full at the time such losses can be estimated.

Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of commissions, port expenses, canal dues and bunkers. Commissions are expensed over the related charter period and all the other voyage expenses are expensed as incurred. For time charters all voyage expenses except commissions are assumed by the charterer of the vessel. For voyage charters all voyage costs are assumed by the owner of the vessel.

Vessel operating expenses are all expenses relating to the operation of the vessel, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and miscellaneous expenses. Vessel operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Under voyage and time charter agreements the operating expenses are assumed by the owner of the vessel.

(d)
Foreign Currency Transactions: The functional currency of the Company is the United States Dollar because the Company’s vessels operate in international shipping markets that utilize the United States Dollar as the functional currency. The accounting records of the Company are maintained in United States Dollars. Transactions involving other currencies during the year are converted into United States Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in currencies other than the United States Dollar, are translated into the functional currency using the exchange rate at that date. Gains or losses resulting from foreign currency transactions and translations are included in foreign currency gains and losses, net in the accompanying consolidated statements of income.

(e)	Cash and Cash Equivalents: The Company considers highly-liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f)
Restricted cash: For the Company to comply with debt covenants under its credit facility, it must maintain minimum cash deposits equal to $1,000 per vessel. Such deposits are considered by the Company to be restricted cash. As of December 31, 2010 and 2009 restricted cash amounted to $5,000 and $0 and is presented under other non current assets.

(g)
Trade Accounts Receivable: The amounts shown as trade accounts receivable, reflect the estimated recoveries from charterers for hire, freight and demurrage billings. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No allowance for doubtful accounts was established as of December 31, 2010 and 2009.

CRUDE CARRIERS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars, Except Number of Shares)

(h)	Inventories: Inventories consist of consumable bunkers, lubricants, spares and stores and are stated at the lower of cost or market value. The cost is determined by the first-in, first-out method.

(i)
Fixed Assets: Fixed assets, net consist of vessels which are stated at cost, less accumulated depreciation. Vessel cost consists of the contract price of the vessels and any other expenses to prepare the vessel for its intended use. The vessels are depreciated beginning when they are delivered from the shipyard and ready for their intended use, on a straight-line basis over the remaining economic useful life, after considering the estimated residual value. Residual value calculation is based upon a vessel’s lightweight tonnage multiplied by a scrap rate of $0.2 per light weight ton which represents management’s best estimate of what we expect to receive at the end of the vessel’s useful life. Management estimates the useful life to be 25 years.

(j)
Impairment of Long-lived Assets: Impairment loss is recognized on long-lived assets used in operations when indicators of impairment are present and the carrying amount of the long-lived assets is higher than its fair value and it is not recoverable from the undiscounted cash flows estimated to be generated by the assets. In determining future benefits derived from use of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. The Company did not note for the year ended December 31, 2008 any events or changes in circumstances indicating that the carrying amount of its vessels may not be recoverable. However, during 2009 and 2010 market conditions changed as a result of the demand and supply of vessels tonnage affecting charter rates and asset values for tanker vessels. The Company considered these market developments as indicators of potential impairment of the carrying amount of its assets. The Company performed an undiscounted cash flow test as of December 31, 2010 and 2009, determining undiscounted projected net operating cash flows for the vessels and comparing them to the vessels’ carrying values on a vessel by vessel basis. In developing estimates of future cash flows, the Company made assumptions about future charter rates, utilization rates, vessel operating expenses, future dry docking costs and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations that are in line with the historical performance of the Manager and expectations for the vessels’ utilization under the fleet deployment strategy. Based on these assumptions, the Company determined that the undiscounted cash flows supported the vessels’ carrying amounts as of December 31, 2010 and 2009.

(k)
Deferred Charges: Deferred charges mainly consist of fees paid to lenders for obtaining new loans or refinancing existing loans and are capitalized as deferred finance charges and amortized to interest expense over the term of the respective loan using the effective interest rate method.

(l)
Concentration of Credit Risk: Financial instruments which are potentially subject to significant concentrations of credit risk consist principally of trade accounts receivable. Most of the Company’s revenues were derived from a few charterers. For the year ended December 31, 2010 Shell International Trading and Shipping Inc., Petroleo Brasileiro SA – Petrobrass and Repsol YPF Trading Y Transporte S.A. accounted for 67%, 11% and 11% of total revenue, respectively. For the year ended December 31, 2009 Clearlake Shipping Ltd, ST Shipping and Transport Pte and Standard Tankers Bahamas (an affiliate of Exxon Mobil) accounted for 46%, 24% and 16% of total revenue, respectively. For the year ended December 31, 2008 Petroleo Brasileiro SA, Sun International LTD, Valero Marketing and Supply Company, Petro-Canada and British Petroleum

CRUDE CARRIERS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars, Except Number of Shares)

Shipping Limited accounted for 31%, 12%, 11%, 10% and 10% of total revenue, respectively. The Company does not obtain rights of collateral from its charterers to reduce its credit risk.

(m)
Fair Value of Financial Instruments: The Company applies the accounting guidance relating to fair value measurement for financial assets and liabilities and any other assets and liabilities carried at fair value. This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The carrying value of trade receivables, due from related party, due to related party, accounts payable and accrued liabilities approximates fair value. The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest.

(n)
Equity incentive plan awards: Share based compensation expense represents the amortization of the cost of awards granted to the Company’s board of directors (“Employees”) and to employees of the Company’s affiliates and other eligible persons (“Non-employees”), and are included in “General and administrative expenses” in the consolidated statements of income. Share based compensation expense for employee awards that contain a time-based service vesting condition is measured at fair value on the grant date and is amortized using straight line method over the requisite service period. Share based compensation expense for non-employee awards that contain a time-based service vesting condition is measured at fair value as of the financial reporting dates and is amortized using straight line method over the requisite service period.

(o)
Earnings per Share:  Basic earnings per share are calculated by dividing net income available to common and Class B shareholders less net income allocable to unvested shares by the basic weighted average number of common and Class B shares outstanding during the period.  Diluted income per share reflects the potential dilution that could occur if securities or other contracts were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (unvested common stock) are assumed to be exercised or converted and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation, if dilutive.

(p)
Income Taxes: The Company is not subject to the payment of any Marshall Islands income tax on its income. Instead, a tax is levied based on the tonnage of the vessel, which is included in operating expenses (Note 8).

(q)
Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length or type of ship employment for its customers, i.e. time or voyage charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

CRUDE CARRIERS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars, Except Number of Shares)

(r)
Recent Accounting Pronouncements: There are no recent accounting pronouncements whose adoption would have a material effect on the Company’s consolidated financial statements in the current year or whose adoption would be expected to have an impact on future years.

3.	Transactions with Related Parties

Since March 17, 2010, the Company and its subsidiaries have had related-party transactions with the Manager, which provides management services to the Company such as commercial, technical, administrative, investor relations and strategic services.

Commercial services primarily involve vessel chartering and vessel sale and purchase. For the commercial services the Company pays to the Manager a fee equal to 1.25% of all gross revenues and 1% sale and purchase fee of the gross purchase or sale price of each vessel. Total management fee charged by the Manager in relation to the commercial fee of 1.25% for the period from March 17, 2010 to December 31, 2010 was $611 and is included in “Voyage expenses – related party” in the consolidated statements of income. As of December 31, 2010 the sales and purchase fee of 1% paid to the Manager on gross acquisition price of the M/T Alexander the Great, the M/T Achilleas, the M/T Amoureux and the M/T Aias was $3,254 and was recorded  in the case of the M/T Aias and the M/T Amoureux at vessels’ cost and in the case of the M/T Alexander the Great and the M/T Achilleas as a reduction to the Company’s Stockholders’ Equity (Note 4).

Technical services primarily include vessel operation, maintenance, obtaining appropriate insurance, regulatory, vetting and classification society compliance, purchasing and crewing. For the technical services the Company pays to the Manager a fee of $0.9 per day per vessel. For the period from March 17, 2010 to December 31, 2010, total management fee charged by the Manager for technical services amounting to $952 and is included in “Vessel operating expenses – related party” in the consolidated statements of income. For the period from January 1, 2010 through March 30, 2010, and for the years ended December 31, 2009 and 2008 the line item “Vessel operating expenses – related party” in the consolidated statements of income reflect management fees of $134, $540 and $540 which were paid to CMTC by the vessel-owning company of the M/T Miltiadis M II when it was operated as part of CMTC fleet.

Pursuant to the management agreement the Company reimburses the Manager for all of its direct and indirect costs, expenses and liabilities incurred in providing services to the Company, including, but not limited to, employment costs for any personnel of the Manager for time spent on matters related to providing services to the Company. The Company also reimburses to the Manager all the payments that the Manager makes on behalf of the Company. Total fees charged by the Manager in relation to the administrative services agreement for the period from March 17, 2010 to December 31, 2010, were $264 and are included in “General and administrative expenses” in the consolidated statements of income.

The vessel-owning company of the M/T Miltiadis M II had related-party transactions with CMTC and its subsidiaries including the Manager before its acquisition by the Company mainly for the following reasons:

•	Capital contribution from CMTC;

CRUDE CARRIERS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars, Except Number of Shares)

•	Loan agreements that CMTC entered into, acting as the borrower, for the financing of the acquisition of the M/T Miltiadis M II;

•	Manager payments on behalf of the vessel-owning company and hire receipts from charterers;

•
Management agreement for providing services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services with different terms and conditions than the management agreement that the Company entered into with CMTC upon the closing of the Offering; and

•	Funds advanced to and received from entities with common ownership.

Balances with related parties consisted of the following:

	As of December 31, 2010	As of December 31, 2009
Due from Related Parties:
CSM (a)	$-	$1,878
Total due from related parties	$-	$1,878
Due to Related Parties:
CMTC loan (b)	$-	$32,460
CCI (c)	-	27
CMTC payments on behalf of CRU and other (d)	2,333	-
Total due to related parties	$2,333	$32,487

Statement of income includes the following transaction with related parties:

	For the years ended December 31,
	2010	2009	2008
Voyage expenses	$611	$-	$-
Operating expenses	1,086	540	540
General and administrative (e)	1,288	-	-

(a)
CSM: The balance in this line item relates to funds that are received from charterers, less disbursement made to creditors, including loan principal and loan interest repayments that were made by the Manager on behalf of the vessel-owning company of the M/T Miltiadis M II.

(b)
CMTC Loans: On June 26, 2006 CMTC entered into a loan agreement up to $187,000, divided in three tranches (A, B and C), with a bank for the refinancing of the existing debt of 13 vessel-owning subsidiaries. CMTC drew down the amount of $168,600 under the respective loan agreement. On September 15, 2006 CMTC amended the loan agreement with the tranche D to include an additional $70,000 for the financing of the acquisition of the M/T Miltiadis M II (the “related-party loan”). CMTC drew down the amount of $70,000 on the same date. Under this loan agreement CMTC was the borrower and the vessel-owning companies, including the vessel-owning company of the M/T Miltiadis M II, acted as guarantors and all the vessels have been

CRUDE CARRIERS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars, Except Number of Shares)

(b)	provided as collateral to the loan. The loan was comprised of a number of tranches and the guarantors in all tranches were jointly and severally liable under the terms of the loan agreement.

A summary of the related-party loan is shown below:

	As of December 31, 2010	As of December 31, 2009

Total related-party loan	$-	$32,460
Less: Current portion	-	(3,161)
Long-term portion	$-	$29,299

On March 31, 2010 the balance of the related-party loan for the M/T Miltiadis M II amounting to $31,669 was fully repaid by CMTC.

The related-party loan bore interest at LIBOR plus a margin of 85 basis points payable quarterly. The related-party loan was secured by a first preferred mortgage on the respective vessel and a general assignment of the earnings, insurances, mortgage interest insurance, and requisition compensation of the respective vessel. The weighted average interest rate for the related-party loan as of December 31, 2009 was 1.47%. Interest expense for the related-party loan for the period from January 1, 2010 through March 30, 2010 and for the years ended December 31, 2009 and 2008 amounted to $108, $511 and $1,596 respectively.

The loan agreement also contained customary ship finance covenants, including restrictions as to: changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of vessels, the ratio of EBITDA to Net Interest Expenses, the ratio of net Total Indebtedness to the aggregate Market Value of the total fleet. The loan agreement also contained the collateral maintenance requirement. As of December 31, 2009, CMTC was in compliance with all financial covenants under this debt.

(c)	CCI: This balance item relates to amount payable to CCI for the offering expenses paid on the Company’s behalf.

(d)
CMTC payments on behalf of CRU and other: This balance item mainly relates to payments by the Manager on behalf of the Company and unpaid balances resulting from the consultancy agreements with related parties.

(e)	General and administrative expenses: include consultancy fees and employment costs for consultants and personnel of the Manager and its affiliates.

CRUDE CARRIERS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars, Except Number of Shares)

4.	Vessels

An analysis of vessels, net is as follows:

	As of December 31, 2010	As of December 31, 2009
Cost:
Vessel cost	416,593	88,545
Less: accumulated depreciation	(23,624)	(12,307)
Vessels, net	$392,969	$76,238

All of the Company’s vessels as of December 31, 2010 have been provided as collateral to secure the Company’s credit facility (Note 5).

On June 3, 2010 the Company took delivery of a modern Suezmax oil tanker vessel the M/T Aias which was built in 2008 at Universal Shipbuilding Corporation for a purchase price of $66,200 (Note 1). The vessel was recorded in the Company’s financial statements at its purchase price of $66,200 plus initial expenses of $693. The sale and purchase fee of 1%, which was paid to CMTC, amounting to $662 is included in the initial expenses.

On May 10, 2010 the Company took delivery of a modern Suezmax oil tanker vessel the M/T Amoureux, a sister vessel of the M/T Aias, which was built in 2008 at Universal Shipbuilding Corporation for a purchase price of $66,200 (Note 1). The vessel was recorded in the Company’s financial statements at its purchase price of $66,200 plus initial expenses of $683. The sale and purchase fee of 1%, which was paid to CMTC, amounting to $662 is included in the initial expenses.

On March 30, 2010 the vessel-owning company of the M/T Miltiadis M II was transferred to the Company. The vessel has been recorded in the Company’s financial statements at the amount of $75,408 which represents net book value of the vessel reflected in CMTC’s consolidated financial statements at the time of transfer to the Company (Note 1). The difference of $4,158 between the historic cost of the vessel and the purchase price was recognized as an increase of stockholder’s equity. All assets and liabilities of the vessel-owning company of M/T Miltiadis M II except the vessel and necessary permits were retained by CMTC.

At the closing of the Offering, on March 17, 2010, the M/T Alexander the Great was under construction at Universal Shipbuilding Corporation in Japan. On March 26, 2010 the Company took delivery of the vessel (Note 1). The vessel was recorded in the Company’s financial statements at its purchase price of $96,500 plus initial expenses of $644. The sales and purchase fee of 1%, paid to CMTC, amounting to $965 was recognized as a reduction of stockholders’ equity and is presented also as a financing activity in the statements of cash flows.

At the closing of the Offering, on March 17, 2010, the M/T Achilleas was under construction at Universal Shipbuilding Corporation in Japan. On June 25, 2010 the Company took delivery of the vessel (Note 1). The vessel was recorded in the Company’s financial statements at its purchase price of $96,500 plus initial expenses of $628. The sales and purchase fee of 1% amounting to

CRUDE CARRIERS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars, Except Number of Shares)

$965 was recognized as a reduction of stockholders’ equity and is presented also as a financing activity in the statements of cash flows.

5.	Long Term Debt

Long-term debt consists of the following:

	Bank Loans	Vessels Acquired	As of December 31, 2010
(i)	Issued on June 2, 2010 maturing in March 2015.	M/T Aias	$59,580
(ii)	Issued on June 22, 2010 maturing in March 2015.	M/T Achilleas	$75,000
	Total		$134,580
	Less: Current portion		(9,652)
	Long-term portion		$124,928

On March 31, 2010 the Company entered into a loan agreement with Nordea Bank Finland PLC, London branch for a $100,000 revolving credit facility. On April 22, 2010 the Company replaced the loan agreement of $100,000 with a revolving credit facility of $150,000 by increasing the commitment amount by $50,000. Of the $150,000 an amount of up to $140,000 (the “Acquisition facility”) can be used to finance the acquisition of crude oil carriers and an amount of up to $10,000 (the “Working Capital facility”) can be used for general corporate services. On June 2, 2010 and June 22, 2010 the Company drew from the Acquisition facility the amount of $59,580 and $75,000 in order to partially finance the acquisition of the M/T Aias and the M/T Achilleas, respectively. On September 30, 2010 the Company amended and restated its revolving credit facility to increase its borrowing capacity from $150,000 to $200,000 of which the amount which can be used for general corporate services remained unchanged at $10,000. Furthermore in accordance with the amendment dated September 30, 2010, the Company has the option to convert the revolving credit facility into a term loan facility twelve months following any drawdown. If the revolving credit facility is converted into a term loan, the repayment schedule of a term loan will be based on a nine year amortization profile with final payment due in March 2015, the termination date. The amortization of any outstanding amount under the credit facility of up to $200,000 is expected to start in September 2011.

The Company aims to exercise this option and convert the revolving credit facility into a term loan upon maturity or to repay the revolving credit facility by raising capital subject to market conditions.

The revolving credit facility bears interest at Libor plus a margin of 3%; once the facility is converted into a term loan facility, the margin will be increased to 3.25% for the amounts that are considered to be a term loan. The loan commitment fees are calculated at 1% p.a. on any undrawn amount and are paid quarterly. As of December 31, 2010 the amount of $65,420 of the Company’s revolving credit facility had not been drawn down.

Loan interest expense for the period from March 31, 2010 to December 31, 2010 amounted to $2,479. Weighted average interest rate as of December 31, 2010 was 3.29%.

CRUDE CARRIERS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars, Except Number of Shares)

Borrowings under the credit facility are jointly and severally secured by the vessel-owning companies of the collateral vessels. The credit facility also contains customary ship finance covenants, including restrictions as to: changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of vessels, the ratio of EBITDA to Net Interest Expense  shall be no less than 3:1, the minimum cash requirement of $1,000 per vessel, the Stockholders’ Equity to total assets shall be no less than 30:100 as well as the aggregate market value of the collateral vessels  shall at all times be at least 160%, for the term loan facility 180% of the aggregate outstanding principal amount. Also the Company may pay dividends only so long as no event of default has occurred and is continuing and provided that no event of default will occur as a result of the payment of such dividends. As of December 31, 2010 the Company was in compliance with all financial covenants. If the Company exercises the option to convert its revolving credit facility into a term loan, the loan repayments to be made subsequent to December 31, 2010 are as follows:

	Bank loans repayment schedule
Year ending December 31,	i	ii	Total
2011	4,964	4,688	9,652
2012	9,930	9,375	19,305
2013	9,930	9,375	19,305
2014	9,930	9,375	19,305
2015	24,826	42,187	67,013
Total	$ 59,580	$ 75,000	$ 134,580

6.	Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31, 2010	As of December 31, 2009
Loan interest and loan fees	$725	$4
Wages and crew expenses	508	75
Other operating expenses	180	85
Accrued general and administrative expenses	106	267
Voyage expenses and commissions	519	138
Total	$2,038	$569

CRUDE CARRIERS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars, Except Number of Shares)

7.	Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses consist of the following:

	For the years ended December 31,
	2010	2009	2008
Voyage expenses:
Commissions	$ 1,217	$ 423	$ 604
Commissions - related party (Note 3)	611	-	-
Bunkers	13,985	5,353	11,601
Port expenses	3,193	476	2,096
Other	87	-	16
Total	$ 19,093	$ 6,252	$ 14,317

Operating expenses:
Crew costs and related costs	$ 4,886	$ 1,195	$ 1,243
Insurance expense	1,243	460	362
Spares, repairs, maintenance and other expenses	1,050	388	282
Stores and lubricants	1,677	324	376
Management fees	74	-	-
Management fees – related party (Note 3)	1,086	540	540
Other operating expenses	222	90	88
Total	$ 10,238	$ 2,997	$ 2,891

8.	Income Taxes

Under the laws of the Marshall Islands, the country in which the vessel-owning subsidiaries were incorporated, these companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes in the country in which the vessels are registered, which have been included in vessel operating expenses in the accompanying consolidated statements of income.

Pursuant to Section 883 of the United States Internal Revenue Code (the “Code”) and the regulations thereunder, a foreign corporation engaged in the international operation of ships is generally exempt from U.S. federal income tax on its U.S.-source shipping income if the foreign corporation meets both of the following requirements: (a) the foreign corporation is organized in a foreign country that grants an “equivalent exemption” to corporations organized in the United States for the types of shipping income (e.g., voyage, time, bareboat charter) earned by the foreign corporation and (b) more than 50% of the voting power and value of the foreign corporation’s stock is “primarily and regularly traded on an established securities market” in the United States and certain other requirements are satisfied (the “Publicly-Traded Test”).

The jurisdictions where the Company’s vessel-owning subsidiaries are incorporated each grants an “equivalent exemption” to United States corporations with respect to each type of shipping

CRUDE CARRIERS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars, Except Number of Shares)

income earned by the Company’s vessel-owning subsidiaries. Additionally, the Company’s shares are only traded on the New York Stock Exchange, which is considered to be established securities market.  The Company satisfies the other requirements of the Publicly-Traded Test. Therefore, we satisfied the Publicly-Traded Test and the vessel-owning subsidiaries were exempt from United States federal income taxation with respect to U.S.-source shipping income.

9.	Cash Flow

The following assets and liabilities were included in the balance sheet of Cooper Consultants Co., however, these amounts were retained by CMTC on March 30, 2010 when the shares of the vessel-owning company of the M/T Miltiadis M II were transferred from CMTC to the Company (Note 1).

The consolidated statement of cash flows for the year ended December 31, 2010, is adjusted accordingly to exclude the following assets and liabilities as they did not result in cash inflows or outflows in the consolidated financial statements of the Company:

As of March 30, 2010

Cash and cash equivalents	$-
Trade receivables	2,741
Prepayments and other assets	153
Inventories	1,255
Deferred charges	50
Total assets	4,199

Trade accounts payable	1,191
Due to related parties	27,768
Accrued liabilities	479
Related-party loan	31,669
Total liabilities	61,107
Net liabilities assumed by CMTC upon vessel’s contribution to the Company	56,908

10.	Stockholder’s Equity

The Company was formed on October 29, 2009. The initial authorized capital stock of the Company consisted of 100 shares of capital stock, par value $1.00 per share, all of which had been issued to CCI. On March 1, 2010, the Company adopted an amendment and restatement to the articles of incorporation.  According to this amendment, the Company changed the par value of its Common Stock to US$0.0001and restated its authorized capital to 1,000,000,000 shares of Common Stock, par value US$0.0001 per share, 100,000,000 shares of Class B stock, par value US$0.0001 per share, and 100,000,000 shares of preferred stock, par value US$0.0001 per share. The Company’s initial capital stock of 100 shares issued and outstanding remained outstanding

CRUDE CARRIERS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars, Except Number of Shares)

until the closing of the Company’s offering on March 17, 2010 at which time it was surrendered. Upon the completion of the Offering the Company’s Stock consisted of 13,500,000 Common shares and 2,105,263 shares of Class B stock.

The Common Stock holders are entitled to one vote per share and the Class B Stock holders are entitled to 10 votes per share. However, the Company in order to preserve its ability to have certain items of its income be exempt from United States federal income taxation under Section 883 of the Code, the voting power of the Class B stock is limited to an aggregate maximum of 49% of the combined voting power of the Company’s Common Stock and Class B stock. The Company’s Common Stock and Class B stock have equivalent economic rights.  The holders of the Company’s Common Stock and Class B stock are entitled to share equally in any dividends that the Company’s board of directors may declare from time to time out of funds legally available for dividends. Upon liquidation, dissolution or winding-up of the Company the holders of the Company’s Common Stock and Class B stock are entitled to share equally on a pro rata basis in all assets remaining after the payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any. Shares of the Company’s Common Stock are not convertible into any other shares of capital stock. Each share of the Class B Stock is convertible at any time at the option of the holder thereof into one share of the Company’s Common Stock. In addition:

•	upon any transfer of shares of Class B stock to a holder other than CCI or any of its affiliates, such shares of Class B stock will automatically convert into Common Stock upon such transfer and

•
all Class B stock shares will automatically convert into shares of Common Stock if the aggregate number of shares of Common Stock and Class B stock beneficially owned by CCI and its affiliates falls below 2,105,263, the number of shares of Class B stock issued to CCI for its $40,000 subscription made in connection with this offering.

All such conversions will be effected on a one-for-one basis. Once converted into Common Stock, shares of Class B stock shall not be reissued.

Stockholders’ Equity in the consolidated Statements of Stockholders’ equity reflects:

•	Capital contribution made by CMTC for the acquisition of the M/T Miltiadis M II in 2006 amounting to $18,500 which was retained by CMTC upon the completion of the Offering in March 2010;

•	A reduction of $30,429 that represents the cumulative earnings of the M/T Miltiadis M II retained by CMTC upon the vessel’s transfer to the Company;

•	Net proceeds of $277,799 from the Company’s Offering in NYSE on March 17, 2010 and the contribution of $40,000 by CCI (Note 1);

•
Difference of $4,158 between the net book value of the M/T Miltiadis M II over the cash consideration paid to CMTC for the acquisition of the shares of the vessel-owning company by the Company (Note 4);

•	Net income of $9,897;

CRUDE CARRIERS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars, Except Number of Shares)

•	Sale and Purchase commission of $1,930 on the gross acquisition price of the M/T Alexander the Great and the M/T Achilleas (Notes 3, 4)

•	Dividend distribution of $11,003. During the period from March 17, 2010 to December 31, 2010 the Company declared and paid dividends of $11,003 to its share holders; and

•	Additional issuance of common stock according to the Company’s equity incentive awards (Note 11).

11.	Equity Incentive Plan

On March 1, 2010 the Company adopted an equity incentive plan. The purpose of this equity incentive plan is to promote the interests of the Company, and its stockholders by providing incentive compensation as a way to (a) attract and retain exceptional directors, officers, employees and consultants (including prospective directors, officers, employees and consultants), and (b) enable such persons to participate in the long-term growth and financial success of the Company in which the Company’s affiliates’ employees, directors and consultants will be eligible to participate. Members of the board of directors are considered to be employees (the “Employees”) of the Company while employees of the Company’s affiliates’ and other eligible persons under the plan are not considered to be employees of the Company (the “Non – Employees”). The plan provides for the award of restricted stock, stock options, non-qualified stock options, stock appreciation rights and other stock or cash-based awards. On August 31, 2010 the Board awarded 200,000 unvested shares to the Company’s Employees and 194,400 unvested shares to the Company’s Non-Employees. Awards granted to independent directors and the chairman of the board of the Company will vest in three equal annual installments. The awards to the Non Employees will vest on August 31, 2013.

As of December 31, 2010 all of the awards granted were unvested. There were no forfeitures of awards during the year ended December 31, 2010. The Company estimates the forfeitures of unvested shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period. As of December 31, 2010, 600 shares remained unissued under the current equity incentive plan.

All unvested shares are conditional upon the grantee’s continued service as a director or employee of the Company’s affiliates’ until the applicable vesting date. The unvested shares will accrue dividends as declared and paid which will be retained by the custodian of the Plan until the shares vest at which time they are payable to the grantee. As of December 31, 2010 the unvested shares accrued dividends of $79. As unvested shares grantees accrue dividends on awards that are expected to vest, such dividends are charged to the Stockholder’s Equity.

CRUDE CARRIERS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars, Except Number of Shares)

	Employee share based compensation		Non-Employee share based compensation
Unvested Shares	Shares	Weighted-average grant-date fair value	Shares	Weighted-average award-date fair value
Unvested on January 1, 2010	-		-
Granted	200,000	$ 3,616	194,400	$ 3,515
Vested	-	-	-	-
Forfeited	-	-	-	-
Unvested on December 31, 2010	200,000	$ 3,616	194,400	$ 3,515

For the year ended December 31, 2010 the share based compensation expense was $403 for the Employees awards and $366 for the Non-Employees awards. As of December 31, 2010, there was $3,213 of total unrecognized compensation cost related to Employees unvested share based compensation arrangements granted under the Plan based on the grant date share price of $18.1 on August 31, 2010 used for the valuation of the shares awarded to Employees. That cost is expected to be recognized over a period of 2.7 years.

As of December 31, 2010, there was $2,857 of total unrecognized compensation cost related to Non-Employees unvested share based compensation arrangements granted under the Plan based on the closing share price of $16.6 on December 31, 2010 used for the valuation of the shares awarded to Non-Employees. That cost is expected to be recognized over a period of 2.7 years. The Company has used the straight-line method to recognize the cost of the awards.

12.	Net income per share

The Company excluded the dilutive effect of 394,400 unvested share awards in calculating dilutive EPS for its shareholders as of December 31, 2010, as they were anti-dilutive. The unvested shares are participating securities because they receive dividends from the Company and these dividends do not have to be returned to the Company if the unvested shares are forfeited by the grantee. The Company calculates basic and diluted earnings per share as follows:

	For the years ended December 31,
Numerators	2010	2009	2008

Net income	$ 9,897	$ 3,736	$ 16,712
Less: Company’s net income allocated to unvested shares	(101)	-	-
Net income available to common and class B shareholders	$9,796	$3,736	$16,712
Denominators
Weighted average number of common and class B shares outstanding - basic and diluted	12,831,290	2,105,263	2,105,263
Net income per share:
Basic and diluted	$0.76	$1.77	$7.94

CRUDE CARRIERS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars, Except Number of Shares)

The Company considers the issuance of Class B shares (Note 10) as an equity recapitalization and used the number of Class B shares of 2,105,263 to calculate net income per share for the period from January 1, 2010 to March 16, 2010 and for the years ended December 31, 2009 and 2008, respectively.

13.	Commitments and Contingencies

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. The Company is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, the Company is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the consolidated financial statements.

An estimated loss from a contingency should be accrued by a charge to expense and a liability recorded only if all of the following conditions are met:

•	Information available prior to the issuance of the financial statement indicates that it is probable that a liability has been incurred at the date of the financial statements.

•	The amount of the loss can be reasonably estimated.

•	The amount is material.

14.	Subsequent Events

(a)	Dividends: On February 3, 2011, the Company’s board of directors declared a dividend of $0.30 per share, which was paid on March 2, 2011, to share holders of record on February 23, 2011.